   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1997.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           EVERGREEN RESOURCES, INC.

             (Exact name of registrant as specified in its charter)

           COLORADO                 84-0834147
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)         No.)

                    1000 WRITER SQUARE, 1512 LARIMER STREET
                             DENVER, COLORADO 80202
                                 (303) 534-0400

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    MARK S. SEXTON, CHIEF EXECUTIVE OFFICER
                           EVERGREEN RESOURCES, INC.
                    1000 WRITER SQUARE, 1512 LARIMER STREET
                             DENVER, COLORADO 80202
                                 (303) 534-0400

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

    WILLIAM P. CRAWFORD, JR., ESQ.             ROBERT H. WHILDEN, JR., ESQ.
WYCHE, BURGESS, FREEMAN & PARHAM, P.A.            VINSON & ELKINS L.L.P.
         POST OFFICE BOX 728                  1001 FANNIN STREET, SUITE 2300
GREENVILLE, SOUTH CAROLINA 29602-0728           HOUSTON, TEXAS 77002-6760
      (864) 242-8200 (TELEPHONE)                (713) 758-2222 (TELEPHONE)
      (864) 235-8900 (FACSIMILE)                (713) 758-2346 (FACSIMILE)

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                    AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
          SECURITIES TO BE REGISTERED             BE REGISTERED(1)        PER UNIT(2)        OFFERING PRICE     REGISTRATION FEE(2)
Common Stock(3)................................       3,162,500             $15.81             $49,999,125            $15,152

(1) Includes 412,500 shares subject to the Underwriters' over-allotment option.

(2) Determined pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee. Based on the average of the high and low sales prices of the shares of Common Stock reported on the Nasdaq National Market on November 20, 1997.

(3) Includes associated Common Stock purchase rights issuable pursuant to the Company's Shareholder Rights Plan dated as of June 30, 1997. Prior to the occurrence of certain events, the Common Stock purchase rights will not be evidenced or traded separately from the Common Stock.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION -- DATED NOVEMBER 21, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
--------------------------------------------------------------------------------

                                2,750,000 Shares

                           EVERGREEN RESOURCES, INC.

                                  Common Stock
---------------------------------------------------------------

Of the 2,750,000 shares of common stock, no par value per share (the "Common Stock"), offered hereby (the "Offering"), 2,000,000 shares are being sold by Evergreen Resources, Inc. (the "Company") and 750,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

The Common Stock is included in The Nasdaq Stock Market's National Market (the
"Nasdaq National Market") under the market symbol "EVER." On November   , 1997,
the last reported sales price of the Common Stock on the Nasdaq National Market
was $    per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" PAGES 10 TO 16 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD
BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED
HEREBY.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  Underwriting                                   Proceeds to
                                             Price to             Discounts and           Proceeds to              Selling
                                              Public             Commissions(1)           Company(2)            Shareholders
Per Share............................            $                      $                      $                      $
Total(3).............................            $                      $                      $                      $

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $       .

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 412,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $         , the total Underwriting Discounts and Commissions will be
    $         , the total Proceeds to Company will be $         , and the total
    Proceeds to Selling Shareholders will be $         . See "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and the Selling Shareholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about November   , 1997.

PRUDENTIAL SECURITIES INCORPORATED

  HOWARD, WEIL, LABOUISSE, FRIEDRICHS

                                         INCORPORATED

                                                            HANIFEN, IMHOFF INC.

November   , 1997

                                     [MAP]

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION, CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO AND OTHER DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE "COMPANY" OR "EVERGREEN" MEANS EVERGREEN RESOURCES, INC. AND ITS SUBSIDIARIES UNLESS THE CONTEXT REQUIRES OTHERWISE. UNLESS OTHERWISE INDICATED, INFORMATION INCLUDED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. CERTAIN TERMS USED HEREIN RELATING TO THE OIL AND GAS INDUSTRY ARE DEFINED IN THE "GLOSSARY" BEGINNING ON PAGE 55 OF THIS PROSPECTUS.

                                  THE COMPANY

    Evergreen is an independent energy company engaged in the exploration, development, operation and acquisition of oil and gas properties. The Company's current operations are principally focused on developing and expanding its coalbed methane project located in the Raton Basin in southern Colorado. Evergreen also holds exploration licenses onshore in the United Kingdom, a net 2% interest in a consortium exploring offshore in the Falkland Islands, and an oil and gas exploration license on approximately 2.4 million acres in northern Chile.

    Evergreen is one of the largest holders of oil and gas leases in the Raton Basin with approximately 135,000 gross acres. In addition, the Company's daily gas sales represent approximately 68% of the gas currently sold from the Raton Basin. Evergreen currently has 78 producing gas wells on its Raton Basin properties and has drilled an additional 24 wells, 20 of which are expected to be placed into production by December 31, 1997 and four of which are exploratory and subject to further evaluation. The Company has identified approximately 560 drilling locations on its Raton Basin acreage, of which 136 were included in the Company's proved reserve base at September 30, 1997. These 136 proven locations comprise approximately 20% of the Company's total acreage in the Raton Basin. Evergreen intends to spend approximately $80 million over the next three years on the further development of the Raton Basin, including drilling approximately 210 wells and expanding and upgrading its gathering and compression facilities.

    At September 30, 1997, Evergreen had estimated net proved reserves of 203 Bcfe with a PV-10 of approximately $146 million. Natural gas constituted substantially all of Evergreen's estimated net proved reserves, 99% of which were located in the Raton Basin and 67% of which were developed. Evergreen has a 100% working interest in its Raton Basin acreage and wells, and also owns the gathering systems and related equipment associated with these wells. The Company acts as operator for all of its Raton Basin properties, as well as for certain third party producing properties.

    Since the completion of a pipeline from the Raton Basin and the corresponding commencement of Company gas sales in early 1995, the Company has achieved substantial growth in reserves, production, and EBITDA. Evergreen's estimated net proved reserves have increased from approximately 63 Bcfe at March 31, 1995 to 203 Bcfe at September 30, 1997. Over this period, the number of producing wells and average gross daily production increased from 9 wells and
1.5 MMcf to 73 wells and 25 MMcf, respectively. Similarly, EBITDA increased from $718,000 for the nine month period ended September 30, 1996 to $5.5 million for the nine month period ended September 30, 1997. Since inception of the Company's drilling efforts in the Raton Basin, the Company has drilled and tested a total of 98 wells and achieved a 99% success rate.

    Evergreen believes that it has gained significant experience in coalbed methane exploration and development, including the utilization of enhanced drilling, completion and production techniques developed over a number of years. This experience has enabled the Company to increase per well production and to achieve low finding and development costs. From inception of its Raton Basin project through September 30, 1997, the Company has spent approximately $43 million on the drilling and completion of its wells, pipelines, gathering systems, compression equipment and the acquisition of acreage, which represents a total finding and development cost of $0.21 per Mcfe.

    In addition, the Company's lease operating expenses ("LOE") and general and administrative costs per Mcfe have declined steadily since gas sales began in early 1995. For the year ended December 31, 1995, Evergreen's LOE and general and administrative costs were $0.88 per Mcfe and $0.94 per Mcfe, respectively, as compared to $0.31 per Mcfe and $0.19 per Mcfe, respectively, for the nine months ended September 30, 1997.

RATON BASIN

    The Raton Basin is an onshore depositional and structural basin that is approximately 80 miles long and 50 miles wide, located in southern Colorado and northern New Mexico. The Raton Basin contains two horizons of coalbeds, the Vermejo coalbeds located at depths of between 450 and 3,500 feet and the shallower Raton coalbeds, located at depths from the surface to approximately 2,000 feet. To date, Evergreen's primary production has been from the Vermejo coalbeds; however, Evergreen believes that the Raton coalbeds may be profitably exploited as well.

    Approximately 100,000 acres of the Company's 135,000 gross acres in the Raton Basin have been included in two federal units, which simplifies lease maintenance for the Company. Formation of these federal units allows Evergreen, as unit operator, to base development decisions within the unit on technical, geologic and geophysical data, rather than on the fulfillment of lease term obligations.

INTERNATIONAL PROJECTS

    UNITED KINGDOM. Evergreen holds licenses on approximately 371,000 acres onshore in the United Kingdom. The Company believes that there are potential opportunities to develop coalbed methane reserves within these license areas. To date, Evergreen has spent approximately $7.5 million on this project and is holding discussions with potential industry partners for the purpose of further evaluating and developing the licensed areas. Evergreen will be required to pay $1.2 million over the next three years to maintain these licenses.

    FALKLAND ISLANDS. Evergreen has a net 2% interest in a consortium that has been awarded an exploration license for an offshore area north of the Falkland Islands. A subsidiary of Amerada Hess Corporation is the operator of the consortium, which includes Fina Exploration Atlantic BV, Murphy South Atlantic Oil Company and Teikoku Oil Co. Ltd. The license covers 626 square miles in water depths ranging up to 1,575 feet. The first test well of this project is scheduled to be drilled in April 1998. The Company expects to spend approximately $1.4 million on this project over the next three years.

    CHILE. In March 1997, the Government of Chile awarded an oil and gas exploration license to Evergreen on two 5,000 square kilometer (approximately
1.2 million acre) blocks in northern Chile. Evergreen has a 75% working interest in the blocks and will serve as operator. Empresa Nacional del Petroleo ("ENAP"), the Chilean-owned energy company, holds the remaining 25% working interest. Evergreen expects to engage in seismic geologic mapping and gravity surveys over the next three years at an aggregate cost to the Company of approximately $1.8 million.

BUSINESS STRATEGY

    Evergreen's objective is to increase reserves, production, cash flow and net asset value per share. To accomplish this objective, Evergreen intends to utilize its competitive strengths, which include (i) its experience and operating expertise in coalbed methane properties, (ii) its significant acreage position in the Raton Basin, (iii) its position as a low-cost finder, developer and producer of natural gas and (iv) the potential of its international projects.

    In order to implement its strategy, Evergreen will seek to:

    - ACCELERATE DEVELOPMENT OF THE RATON BASIN. Since commencement of the Company's drilling program in 1993, the Company has drilled a total of 102 wells in the Raton Basin. Of this total, 78 are currently in production, 20 are expected to be placed into production by December 31, 1997 and four are exploratory and subject to further evaluation. The Company plans to drill approximately 50 wells in 1998. During 1999 and 2000, the Company plans to drill approximately 160 wells and expand its gathering and compression facilities. The Company's capital budget for this three year drilling and expansion program is approximately $80 million.

    - MAINTAIN CONTROL OF OPERATIONS. The Company acts as operator for all of its producing properties within the Raton Basin, and controls all phases of drilling, completion and well stimulation. The Company also constructs and operates all of its gas gathering systems, which have been specifically designed to optimize production from coalbed methane wells. By operating its producing properties, Evergreen believes it has greater control over its expenses and the timing of exploration and development of such properties. The Company is also the designated operator for its United Kingdom and Chilean projects, and operates certain third party producing properties.

    - IMPROVE AND EXPAND GAS MARKETING CAPABILITIES IN THE RATON BASIN. Evergreen's natural gas sales from the Raton Basin commenced upon the completion of a pipeline system in January 1995, which connected the Company's gathering system to the Colorado Interstate Gas Co. ("CIG") pipelines. In August 1997, Evergreen entered into a new agreement with CIG pursuant to which CIG will construct a new, 115-mile, 16-inch pipeline from Trinidad, Colorado to Campo, Colorado. When completed, this new pipeline will have initial capacity of up to 100 MMcf per day and may be further expanded through the use of additional compression facilities. The new pipeline will more than double the pipeline capacity currently available from the Raton Basin. This agreement has a term of 15 years and entitles the Company to firm transportation of its Raton Basin gas from the field to the CIG interconnection with other interstate pipelines in Texas. The Company has committed to transport natural gas from the Raton Basin through CIG's pipelines commencing on or about August 1998. The initial commitment is 25 MMcf per day, increasing every six months to a maximum of 41 MMcf per day 18 months after commencement. Subject to available capacity in the pipeline, the Company has the first right to increase its volumes up to 100 MMcf per day. Evergreen believes that the CIG agreement will expand the range of customers to which it can market its gas, thereby favorably impacting the prices Evergreen will receive for its gas. See "Business and Properties -- Customers and Markets."

    - PURSUE INTERNATIONAL OPPORTUNITIES. The Company seeks to identify attractive international oil and gas projects that require relatively small capital investments but which have potential for favorable returns. Since 1992, the Company has obtained onshore exploration licenses covering approximately 371,000 acres in the United Kingdom, a net 2% interest in a consortium exploring offshore in the Falkland Islands and an oil and gas exploration license on approximately 2.4 million acres in northern Chile. The Company expects to spend approximately $5 million over the next three years for the development of its international projects. Evergreen will seek additional partners to help minimize the Company's upfront capital requirements and other costs associated with development of these projects.

    - ACQUIRE ADDITIONAL PROPERTY INTERESTS. In August 1996, Evergreen acquired the remaining 25% working interest in its Raton Basin lease holdings (representing approximately 37 Bcf of estimated net proved reserves) at an average acquisition cost of approximately $0.30 per Mcf. The Company expects that it will continue to evaluate and make acquisitions of oil and gas properties located in its principal areas of operation and in other areas that provide attractive investment opportunities. The Company seeks to acquire properties which meet one or more of the following criteria:
      (i) an attractive purchase price that, when combined with the anticipated capital expenditures, exceeds an acceptable internal rate of return, (ii) the potential to increase reserves and production through the application of lower risk exploration and development techniques and (iii) the opportunity for improved operating efficiency.

                              RECENT DEVELOPMENTS

    AMOCO JUDGMENT

    On June 25, 1997, Evergreen filed an action in the Las Animas County, Colorado District Court seeking a declaratory judgment against Amoco Production Company ("Amoco") regarding the proposed sale by Amoco of certain property located in the Raton Basin, Las Animas County. Included in this property was approximately 22,000 gross non-producing acres which is located within the Cottontail Pass Federal Unit, situated near the center of Evergreen's present 135,000 gross acreage position in the Raton Basin. Evergreen, as a working interest owner in the unit, had a preferential right under the applicable unit operating agreement to purchase these 22,000 gross acres for $3,179,000. Evergreen tendered to Amoco notice of its intention to exercise this preferential right to purchase. Amoco contended that it did not receive valid notice of the preferential purchase rights from Evergreen. In its action, Evergreen sought a declaratory judgment that Evergreen had properly exercised its preferential right of purchase, and that Amoco was obligated to sell the properties covered by that right of purchase to Evergreen. On November 12, 1997, the court granted Evergreen's motion for summary judgment and ruled that Evergreen properly exercised its right of purchase for the subject properties. Amoco has the right to appeal this ruling.

    CONVERSION OF PREFERRED STOCK

    Effective November 1, 1997, all of the Company's outstanding shares of 8% Convertible Preferred Stock were converted into 905,660 shares of Common Stock.

                                  THE OFFERING

Common Stock Offered by the Company...............................  2,000,000 shares

Common Stock Offered by the Selling Shareholders..................  750,000 shares

Common Stock to be Outstanding after the Offering(1)..............  12,395,915 shares

Use of Proceeds...................................................  To repay all indebtedness under the Company's existing revolving credit facility, to fund
                                                                    the continued development of the Company's
                                                                    Raton Basin properties and for general
                                                                    corporate purposes. See "Use of Proceeds."

Nasdaq National Market Symbol.....................................  EVER

------------------------

 (1) Does not include 956,086 shares of Common Stock issuable upon exercise of warrants outstanding as of November 20, 1997. See "Capitalization" and "Description of Capital Stock."

                                  RISK FACTORS

    Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors."

                             SUMMARY FINANCIAL DATA

    The following table sets forth certain summary historical and recast consolidated financial data of Evergreen for the periods indicated, which have been derived from the consolidated financial statements of the Company. The recast consolidated financial data is unaudited and is presented to reflect the results of operations as if the Company had adopted a December 31 year end for all periods presented. Effective with the period ended December 31, 1996, the Company began utilizing a December 31 year end. All prior historical audited financial statements of the Company were prepared on a March 31 fiscal year end. The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, the Notes thereto and other information included elsewhere in this Prospectus.

                                                                                                            NINE MONTHS ENDED
                                                                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                                         -------------------------------  ----------------------
                                                                                     RECAST                RECAST    HISTORICAL
                                                                         -------------------------------  ---------  -----------
                                                                           1994       1995       1996       1996        1997
                                                                         ---------  ---------  ---------  ---------  -----------
                                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:

  Revenues:
    Oil and gas production.............................................  $   2,065  $   1,291  $   3,986  $   2,139   $   8,195
    Oil and gas services...............................................        839        789        751        572         577
    Interest and dividends.............................................        121        183        207        147         101
    Other..............................................................        439        591         46         44         228
                                                                         ---------  ---------  ---------  ---------  -----------
      Total revenues...................................................      3,464      2,854      4,990      2,902       9,101
                                                                         ---------  ---------  ---------  ---------  -----------
  Costs and expenses:
    Lease operating expenses...........................................        968        777        826        489       1,444
    Gas gathering costs................................................        264        211        159        125         112
    Cost of oil & gas services.........................................        795        705        805        585         622
    Depreciation, depletion and amortization...........................        667        652      1,137        671       2,043
    General and administrative.........................................        911        830        717        531         886
    Interest...........................................................         23         45        193        110         511
    Other..............................................................        370         (6)        18          5         146
                                                                         ---------  ---------  ---------  ---------  -----------
      Total costs and expenses.........................................      3,998      3,214      3,855      2,516       5,764
                                                                         ---------  ---------  ---------  ---------  -----------
  Net income (loss)....................................................       (534)      (360)     1,135        386       3,337
  Preferred stock dividends............................................         19        430        590        450         360
                                                                         ---------  ---------  ---------  ---------  -----------
  Net income (loss) attributable to Common Stock.......................  $    (553) $    (790) $     545  $     (64)  $   2,977
                                                                         ---------  ---------  ---------  ---------  -----------
                                                                         ---------  ---------  ---------  ---------  -----------
    Net income (loss) per common share.................................  $   (0.10) $   (0.14) $    0.08  $   (0.01)  $    0.32
                                                                         ---------  ---------  ---------  ---------  -----------
                                                                         ---------  ---------  ---------  ---------  -----------
STATEMENT OF CASH FLOWS DATA:

  Net cash provided by (used by):
    Operating activities...............................................  $   1,131  $    (668) $   2,229  $   1,424   $   4,136
    Investing activities...............................................     (2,702)    (2,808)    (9,303)    (5,686)    (14,533)
    Financing activities...............................................      3,968      2,904      6,122      1,803       9,856

OTHER FINANCIAL DATA:
  Capital expenditures.................................................  $   7,510  $   3,870  $   9,597  $  18,457   $  14,927
  EBITDA(1)............................................................        137        (93)     1,875        718       5,531
  Cash flow(2).........................................................        114       (138)     1,682        607       5,020

                                                                                                            SEPTEMBER 30, 1997
                                                                                                       ----------------------------
                                                                                                       HISTORICAL   AS ADJUSTED(3)
                                                                                                       -----------  ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents..........................................................................   $   2,099
  Working capital....................................................................................          30
  Total assets.......................................................................................      81,912
  Total long-term debt...............................................................................      11,376
  Total stockholders' equity.........................................................................      55,755

------------------------------
 (1) EBITDA is defined as net income (loss) attributable to Common Stock, plus interest, income taxes, depreciation, depletion and amortization. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies.

 (2) Cash flow is defined as net income (loss) attributable to Common Stock plus depreciation, depletion and amortization.

 (3) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom and the conversion of the Company's 8% Convertible Preferred Stock into 905,660 shares of Common Stock. See "Use of Proceeds" and "Capitalization."

                             SUMMARY OPERATING DATA

    The following table sets forth summary data with respect to the production and sales of oil and natural gas by Evergreen for the periods indicated. The recast operating data is presented to reflect the operating data as if the Company had adopted a December 31 year end for all periods presented. Effective with the period ended December 31, 1996, the Company began utilizing a December 31 fiscal year end. All prior historical operating data was prepared on a March 31 fiscal year end.

                                                                                                    NINE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                                 -------------------------------  ----------------------
                                                                             RECAST                RECAST    HISTORICAL
                                                                 -------------------------------  ---------  -----------
                                                                   1994       1995       1996       1996        1997
                                                                 ---------  ---------  ---------  ---------  -----------
PRODUCTION DATA:
  Natural gas (MMcf)...........................................        772        793      2,408      1,421       4,564
  Oil (MBbls)..................................................         40         15          2         --          --
  Total (MMcfe)................................................      1,019        885      2,422      1,421       4,564
AVERAGE SALES PRICE PER UNIT:
  Natural gas (per Mcf)........................................  $    1.92  $    1.34  $    1.63  $    1.46   $    1.80
  Oil (per Bbl)................................................      14.54      14.79      24.65         --          --
  Mcfe.........................................................       2.04       1.46       1.65       1.46        1.80
COSTS PER MCFE:
  Average LOE..................................................  $    0.96  $    0.88  $    0.34  $    0.32   $    0.31
  General and administrative...................................       0.90       0.94       0.30       0.37        0.19
  Depreciation, depletion and amortization.....................       0.66       0.74       0.47       0.47        0.45

    The following table sets forth finding and development costs with respect to the Company's United States properties, except properties acquired in acquisitions, for the periods indicated.

                                                          YEAR ENDED MARCH 31,                    NINE MONTHS ENDED
                                                     -------------------------------  ------------------------------------------
                                                       1994       1995       1996      DECEMBER 31, 1996    SEPTEMBER 30, 1997
                                                     ---------  ---------  ---------  -------------------  ---------------------
Finding and Development Costs (per Mcfe)...........  $    0.18  $    0.24  $    0.12       $    0.32             $    0.25

                        SUMMARY RESERVE AND ACREAGE DATA

    The reserve estimates and present value data at September 30, 1997 for Evergreen's properties were audited by both Netherland, Sewell & Associates, Inc. and Resource Services International, Inc., independent petroleum engineering consultants. Resource Services International, Inc. also prepared the reserve estimates for March 31, 1994, 1995 and 1996, and December 31, 1996. The summaries of the reports dated September 30, 1997 of Netherland, Sewell & Associates, Inc. and Resource Services International, Inc. are included as Appendix A and Appendix B, respectively, to this Prospectus. See "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates," "Business and Properties -- Oil and Gas Reserves" and Note 17 of the Notes to the Consolidated Financial Statements of the Company.

                                                                                                     AS OF SEPTEMBER
                                                       AS OF MARCH 31,          AS OF DECEMBER 31,         30,
                                               -------------------------------  ------------------  ------------------
ESTIMATED PROVED RESERVES:                       1994       1995       1996            1996                1997
                                               ---------  ---------  ---------  ------------------  ------------------
Natural gas (MMcf)...........................     51,588     57,882     80,926         150,720             203,192
Oil (MBbls)..................................      1,643        843          5               3                   3
MMcfe........................................     61,447     62,939     80,955         150,735             203,210
Percent proved developed.....................        42%        31%        51%             59%                 67%
PV-10(1)(2) (in thousands)...................  $  32,444  $  23,313  $  30,163         $70,499            $146,329

ACREAGE:
Gross acres:
    Developed................................     64,400     22,900     22,900          26,800              18,800
    Undeveloped..............................    761,100    653,800    753,000       3,546,600           3,288,400
Net acres:
    Developed................................     24,000     13,100     13,100          20,000              14,200
    Undeveloped..............................    713,200    705,300    704,300       2,531,900           2,276,500

------------------------------

 (1) These amounts reflect the future effects of Evergreen's year end prices and/or open hedging contracts at the end of the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging Transactions."

 (2) Weighted average natural gas prices used in the estimation of net proved reserves and the calculation of PV-10 were $1.75, $1.24, $1.49, $1.61 and $1.84 per Mcf at March 31, 1994, 1995 and 1996, December 31, 1996 and
     September 30, 1997, respectively. Weighted average oil prices used in the estimation of net proved reserves and the calculation of PV-10 were $14.00, $17.37, $18.00, $18.00 and $18.00 per Bbl, at March 31, 1994, 1995 and
     1996, December 31, 1996 and September 30, 1997, respectively.

                                  RISK FACTORS

    An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.

    This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding, among other items, (i) the Company's growth strategies,
(ii) anticipated trends in the Company's business and its future results of operations, (iii) market conditions in the oil and gas industry, (iv) the ability of the Company to make and integrate acquisitions and (v) the outcome of litigation and the impact of governmental regulation. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control, including those described below. Actual results could differ materially from these forward-looking statements as a result of, among other things, a decline in natural gas production, a decline in natural gas prices, incorrect estimations of required capital expenditures, increases in the cost of drilling, completion and gas gathering, an increase in the cost of production and operations, an inability to meet growth projections, and/or changes in general economic conditions. Actual results could materially differ and could be adversely affected by the information set forth below and under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties." In light of these risks and uncertainties, there can be no assurance that actual results will be as projected in the forward-looking statements.

    VOLATILITY OF OIL AND GAS PRICES. The Company's revenues, operating results, profitability, future rate of growth and the carrying value of its oil and gas properties are substantially dependent upon prevailing market prices for oil and gas. Historically, the markets for oil and gas have been volatile and in certain periods have been depressed by excess domestic and imported supplies. Such volatility is expected to recur in the future. Various factors beyond the control of the Company will affect prices of oil and gas, including worldwide and domestic supplies of oil and gas, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil or gas producing regions, the price and level of foreign imports, the level of consumer demand, the price, availability and acceptance of alternative fuels, the availability of pipeline capacity, and weather conditions. In addition to market factors, actions of state and local agencies and the United States and foreign governments affect oil and gas prices. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on the Company's financial condition and results of operations. Such decline could reduce the Company's cash flow and borrowing capacity and both the value and the amount of the Company's gas reserves.

    In order to reduce its exposure to short-term fluctuations in the price of natural gas, the Company enters into hedging arrangements from time to time. The Company's hedging arrangements apply to only a portion of its production and provide only partial price protection against declines in natural gas prices. In addition, the Company's hedging arrangements limit the benefit to the Company of increases in the price of natural gas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging Transactions."

    The Company periodically reviews the carrying value of its oil and gas properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of proved oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. The Company may be required to write down the carrying value of its oil and gas properties when oil and gas prices are depressed or unusually volatile. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

    SUBSTANTIAL CAPITAL REQUIREMENTS. The Company's current development plans will require it to make substantial capital expenditures in connection with the exploration and development of its natural gas properties. Also, exploration and development of the Company's international projects is dependent upon the Company securing the necessary capital. Historically, the Company has funded its capital expenditures through a combination of funds generated internally from sales of production or properties, equity contributions, long-term debt financing and short-term financing arrangements. The Company anticipates that the net proceeds from this Offering and internal cash flow will be sufficient to meet its estimated capital expenditure requirements for approximately 18 months following the Offering. The Company believes that after such 18-month period it may require a combination of additional financing and cash flow from operations to implement its future development plans. The Company currently does not have any arrangements with respect to, or sources of, additional financing other than the Company's existing $30 million credit facility (the "Credit Facility") and its $6 million equipment lease facility (the "Equipment Lease Facility"), both with Hibernia National Bank. There can be no assurance that any additional financing will be available to the Company on acceptable terms or at all. Future cash flows and the availability of financing will be subject to a number of variables, such as the level of production from existing wells, prices of oil and natural gas, the Company's success in locating and producing new reserves and the success of its coalbed methane project in the Raton Basin. To the extent that future financing requirements are satisfied through the issuance of equity securities, the Company's existing shareholders may experience dilution that could be substantial. The incurrence of debt financing could result in a substantial portion of the Company's operating cash flow being dedicated to the payment of principal and interest on such indebtedness, could render the Company more vulnerable to competitive pressures and economic downturns and could impose restrictions on the Company's operations. If revenue were to decrease as a result of lower oil and natural gas prices, decreased production or otherwise, and the Company had no availability under the Credit Facility or any other credit facility, the Company's ability to execute its development plans, replace its reserves or maintain production levels could be materially limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond the Company's control. Estimates of proved undeveloped reserves and reserves recoverable through enhanced recovery techniques, which comprise a significant portion of the Company's reserves, are by their nature uncertain. The reserve information set forth in this Prospectus represents estimates only. Although the Company believes such estimates to be reasonable, reserve estimates are imprecise and may materially change as additional information becomes available.

    Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business and Properties -- Oil and Gas Reserves."

    PV-10, as referred to in this Prospectus, should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable regulations, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for natural gas, curtailments or increases in consumption by natural gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and natural gas properties. In addition, the 10% discount factor, which is required to be used to calculate PV-10 for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and natural gas industry in general.

    SPECULATIVE NATURE OF OIL AND GAS EXPLORATION. The business of exploring for and, to a lesser extent, of developing oil and gas properties is an inherently speculative activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information with respect to the potential of an oil or gas property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Moreover, the successful completion of an oil or gas well does not ensure a profit on the Company's investment therein. A variety of factors, both geological and market-related, can cause a well to become uneconomic or marginally economic.

    OPERATING HAZARDS. The oil and natural gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The availability of a ready market for the Company's natural gas production also depends on the proximity of reserves to, and the capacity of, natural gas gathering systems and pipelines. The Company delivers natural gas through gas pipelines that it does not own. Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and natural gas. In addition, the Company may be liable for environmental damage caused by previous owners of property purchased or leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in losses to the Company. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company carries business interruption insurance in varying amounts based upon the estimated time to cause the covered facilities to become operational. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable.

    RISKS OF EXPLORATORY DRILLING. Exploratory drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. The Company's future drilling activities may not be successful. There can be no assurance that the Company's overall drilling success rate or its drilling success rate for activity within a particular area will not decline. Unsuccessful drilling activities could have a material adverse effect on the Company's results of operations and financial condition. The Company may not have any option or lease rights in potential drilling locations it identifies. Although the Company has identified numerous potential drilling locations, there can be no assurance that they will ever be drilled or that natural gas will be produced from these or any other potential drilling locations.

    RESERVE REPLACEMENT RISK. The Company's future success depends upon its ability to find, develop or acquire additional oil and natural gas reserves in the Raton Basin that are economically recoverable. The proved reserves of the Company will generally decline as reserves are depleted, except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves. At September 30, 1997, the Company had proved undeveloped reserves of approximately 67 Bcfe, which constituted approximately 33% of the Company's total proved reserves at September 30, 1997. The Company's current development plan includes increasing its reserve base through continued drilling and development of its existing properties in the Raton Basin. There can be no assurance, however, that the Company's planned development projects in the Raton Basin will result in significant additional reserves or that the Company will have continuing success drilling productive wells at anticipated finding and development costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    WATER DISPOSAL. The Company believes that the water produced from the Raton Basin coal seams will continue to be low in total dissolved solids, allowing the Company, operating under permits issuable by the State of Colorado, to discharge the water into well site pits and evaporation ponds. However, if non-potable water is discovered, it may be necessary to install and operate evaporators or to drill disposal wells to reinject the produced water back into the underground rock formations adjacent to the coal seams or to lower sandstone horizons. In the event the Company is unable to obtain permits from the State of Colorado in the future, non-potable water is discovered or if applicable future laws or regulations require water to be disposed of in an alternative manner, the costs to dispose of produced water will increase, which increase could have a material adverse effect on the Company's operations in this area. See "Business and Properties -- Domestic Properties and Operations."

    PRIOR OPERATING LOSSES. The Company experienced losses in fiscal 1995 and 1996 and through September 30, 1997, had an accumulated deficit of $6,221,000. The Company had net income of $675,000 for the nine month period ended December 31, 1996 and had net income of $2,977,000 for the nine months ended September 30, 1997. Although the Company expects its results of operations to continue to improve as additional Raton Basin wells are completed, there can be no assurance that this will occur or that the Company will achieve, or be able to sustain, profitable operations.

    LIMITED PROTECTION FOR TECHNOLOGY; DEPENDENCE ON TECHNOLOGY OWNED BY
OTHERS. The Company employs operating practices that it believes to be of significant value in developing coal bed methane resources. In most cases, patent or other intellectual property protection is unavailable for such technology. The Company's use of independent contractors in most aspects of its drilling and completion operations makes the protection of such technology more difficult. Moreover, the Company relies on certain technological know-how of the independent contractors that it retains in connection with its oil and gas operations. The Company has no long-term agreements with such contractors and there is no assurance that the Company will continue to have access to such know-how.

    DEPENDENCE ON GATHERING AND TRANSPORTATION FACILITIES. Substantially all of the Company's current production consists of natural gas. The marketability of the Company's gas production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of gas and oil production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce, gather and transport its natural gas. If market factors were to change materially, the financial impact on the Company could be substantial. The Company is a party to gas transportation contracts that require the Company to transport minimum volumes. If the Company ships smaller volumes, it may be liable for damages proportional to the shortfall. The Company expects to meet its volume obligations with respect to the Raton Basin transportation agreement. While the Company believes that its production in the Raton Basin will be more than adequate to meet volume requirements, unforeseen events, including production problems or substantial decreases in the price for natural gas, could cause the Company to ship less than the required volumes, resulting in losses on the transportation contracts.

    PENALTY PAYMENTS UNDER THE EL PASO AGREEMENT. In August 1992, Evergreen entered into a series of agreements with El Paso Field Services Company ("El Paso Services") concerning the connection of Evergreen's San Juan Basin wells to El Paso Services's non-jurisdictional gathering system. Under the agreements, El Paso Services paid for construction of a gathering pipeline to a central point in Evergreen's producing area. Evergreen dedicated 90% of its San Juan Basin production to El Paso Services's gathering line for a period of 10 years following completion of the line and agreed to deliver a minimum of 11,000 MMBtu per day for five years to El Paso Services's gathering line or pay a shortfall payment of $0.25 per MMBtu. The Company's production payment obligation began in August 1993 and will conclude in July 1998. Production from the wells has been substantially less than 11,000 MMBtu per day, and Evergreen has accrued a shortfall obligation of $2,431,000 as of September 30, 1997, that may grow to in excess of $3.0 million by the end of the five year period. Evergreen's cumulative delivery shortfall through September 30, 1997 was approximately 12.1 billion MMBtu. In November 1997, Evergreen entered into a binding agreement with a third party which has agreed to acquire Evergreen's interest in its San Juan Basin properties. In this agreement, this third party has also agreed to assume all of Evergreen's liabilities under its agreements with El Paso. El Paso's consent, among other conditions, are necessary to consummation of this agreement. No assurance can be given with respect to whether El Paso's consent will be received or other conditions will be met.

    REGULATION. The oil and gas industry is extensively regulated by federal, state and local authorities. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. Substantial penalties may be assessed for noncompliance with various applicable statutes and regulations, and the overall regulatory burden on the industry increases its cost of doing business and, in turn, decreases its profitability. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration. See "Business and Properties -- Government Regulation of the Oil and Gas Industry."

    RISKS OF INTERNATIONAL OPERATIONS. Evergreen holds exploration licenses onshore in the United Kingdom and in northern Chile, and an interest in a consortium exploring offshore in the Falkland Islands. International operations are subject to political, economic and other uncertainties, including, among others, risk of war, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs, taxation policies, including royalty and tax increases and retroactive tax claims, exchange controls, limits on allowable levels of production, currency fluctuations, labor disputes and other uncertainties arising out of foreign government sovereignty over the Company's international operations.

    COMPLIANCE WITH ENVIRONMENTAL REGULATIONS. The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by or from the Company. See "Business and Properties -- Government Regulation of the Oil and Gas Industry."

    COMPETITION. Major oil companies, independent producers, institutional and individual investors are actively seeking to acquire oil and gas properties throughout the world, as well as the equipment, labor, and materials required to operate such properties. Many of the Company's competitors have financial and technological resources vastly exceeding those available to the Company. Many oil and gas properties are sold in a competitive bidding process in which the Company, if it is making an independent bid, may lack technological information or expertise available to other bidders. There is no assurance that the Company will be successful in acquiring and developing profitable properties in the face of such competition. See "Business and Properties -- Competition."

    DEPENDANCE ON KEY PERSONNEL. The Company's success has been and will continue to be highly dependent on the continued services of its executive officers, and a limited number of other senior management and technical personnel. Loss of the services of one or more of these individuals could have a material adverse effect on the Company's operations. The Company maintains "key man" insurance on the lives of Mark S. Sexton and Dennis R. Carlton in the amount of $1,000,000 each. The Company does not have employment agreements with any of its executive officers.

    RISKS OF HEDGING TRANSACTIONS. In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company may enter into oil and natural gas price hedging arrangements with respect to a portion of its expected production. These arrangements may include futures contracts on the New York Mercantile Exchange, fixed price delivery contracts and financial collars and swaps. While intended to reduce the effects of the volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) the counterparties to the Company's future contracts fail to perform the contract, or (iii) a sudden, unexpected event materially impacts oil or natural gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging Transactions."

    SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this Offering, the Company will have 12,395,915 shares of Common Stock outstanding (12,808,415 shares if the Underwriters' over-allotment option is exercised in full), and outstanding options and warrants to purchase an aggregate of 956,086 shares of Common Stock at prices ranging from $4.25 to $9.875 per share. Of the shares to be outstanding after this Offering 10,722,039 shares will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act. In addition, following this Offering, various Company stockholders will have registration rights with respect to an aggregate of 1,948,376 shares of Common Stock. The Company, its directors and officers, the Selling Shareholders and certain other shareholders have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into or exchangeable for any shares of Common Stock or other capital stock of the Company, for a period of 120 days from the date of this Prospectus without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters (except that such agreements do not prevent the Company from granting additional shares, warrants or options under any employee benefit plan). Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. Sales of substantial amounts of Common Stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of Common Stock at prices that may be below the then current market price of the Common Stock could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Principal and Selling Shareholders," "Shares Eligible for Future Sale," "Description of Capital Stock -- Registration Rights" and "Underwriting."

    NO DIVIDENDS. The Company has never declared or paid any cash dividends to the holders of Common Stock and has no present intention to pay cash dividends to such holders in the foreseeable future.

    CERTAIN ANTI-TAKEOVER MATTERS. The Company's Articles of Incorporation and Bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control of the Company. These provisions, among other things, provide for noncumulative voting in the election of the Board of Directors and impose certain procedural requirements on shareholders of the Company who wish to make nominations for the election of directors or propose other actions at shareholders' meetings. In addition, the Company's Articles of Incorporation authorize the Board to issue up to 25,000,000 shares of preferred stock without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. These provisions, alone or in combination with each other and with the Rights Plan described below, may discourage transactions involving actual or potential changes of control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of Common Stock. See "Description of Capital Stock -- Anti-takeover Provisions."

    On July 7, 1997 the Board of Directors adopted a Shareholder Rights Agreement ("Rights Plan"), pursuant to which uncertificated stock purchase rights were distributed to its common shareholders at a rate of one Right for each share of Common Stock held of record as of July 22, 1997. The Rights Plan is designed to enhance the Board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics. However, the existence of the Rights Plan may impede a takeover of the Company not supported by the Board of Directors, including a takeover which may be desired by a majority of the Company's shareholders or involving a premium over the prevailing stock price. See "Description of Capital Stock -- Antitakeover Provisions."

                                  THE COMPANY

    Evergreen is an independent energy company engaged in the exploration, development, operation and acquisition of oil and gas properties. Evergreen's current operations are principally focused on developing and expanding its coalbed methane project located in the Raton Basin in southern Colorado. The Company also holds exploration licenses onshore in the United Kingdom, a net 2% interest in a consortium exploring offshore in the Falkland Islands, and an oil and gas exploration license on approximately 2.4 million acres in northern Chile. At various times, Evergreen has owned interests in oil and gas leases and producing wells in several states. However, since 1995, the Company has divested substantially all of its domestic properties located outside the Raton Basin and focused its domestic efforts in that area. At September 30, 1997, Evergreen had estimated net proved reserves of 203 Bcfe with a PV-10 of approximately $146 million.

    Evergreen Operating Corporation ("EOC") is a wholly-owned subsidiary of the Company that is primarily responsible for drilling, evaluation, production and sales activities associated with Evergreen's properties. Although the substantial majority of its operations are associated with properties in which Evergreen holds a 100% working interest, EOC also operates certain wells in Colorado that are owned in whole or in part by unaffiliated third parties. At September 30, 1997, EOC was serving as operator for a total of approximately 180 producing gas wells. EOC presently operates all of the Company's wells.

    Primero Gas Marketing Company ("Primero") is a wholly-owned subsidiary of the Company that operates the gathering system that connects the Company's Raton Basin wells to the CIG's pipelines. Primero was formed to construct and operate the Company's gathering system and market and sell the Company's gas.

    In September 1996, Maverick Stimulation Company, LLC ("Maverick"), was formed to provide pressure pumping and other oilfield services to the petroleum industry, primarily in the Rocky Mountain region. The Company owns 49% of the equity of Maverick. Maverick's pressure pumping services consist of well stimulation and process and pipeline services. Stimulation services include fracturing, acidizing and nitrogen services. Process and pipeline services involve pressure testing and testing integrity of pipe connections.

    Evergreen was incorporated in Colorado in 1981. Evergreen's principal executive offices are located at 1000 Writer Square, 1512 Larimer Street, Denver, Colorado 80202 and its telephone number is (303) 534-0400.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately
$         ($        if the Underwriters' over-allotment option is exercised in
full), based on an assumed public offering price of $      per share (the last
reported sales price of the Common Stock in the Nasdaq National Market on
November   , 1997) and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock offered hereby by the Selling Shareholders.

    The Company will use the net proceeds of this Offering to repay all outstanding indebtedness under the Credit Facility, thereby creating additional borrowing capacity which, together with the remaining net proceeds of this Offering, will be used to fund the Company's planned exploration and development activities in the Raton Basin, as well as other corporate purposes. Pending such uses, the net proceeds of this Offering will be invested in deposits with banks, investment-grade securities and short-term income-producing investments, including governmental obligations and money market instruments.

    The Company expects that the total debt under the Credit Facility which will be repaid with a portion of the proceeds will be approximately $10 million. This debt bears interest at a rate of prime minus 1/4 percent (which was 8 1/4% as of November 20, 1997) and matures in May of 1999. This debt was incurred to fund the development of the Company's Raton Basin properties.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is included for quotation in the Nasdaq National Market under the market symbol "EVER." The following table sets forth the range of high and low sales prices per share for the periods indicated, as reported by the Nasdaq National Market:

                                                                                                     HIGH        LOW
                                                                                                   ---------  ---------
Year Ended December 31, 1995
    First Quarter................................................................................  $    6.00  $    4.00
    Second Quarter...............................................................................       5.75       4.00
    Third Quarter................................................................................       5.75       3.88
    Fourth Quarter...............................................................................       5.38       3.50
Year Ended December 31, 1996
    First Quarter................................................................................  $    6.13  $    4.88
    Second Quarter...............................................................................       7.38       5.38
    Third Quarter................................................................................       7.25       5.50
    Fourth Quarter...............................................................................       8.38       5.50
Year Ended December 31, 1997
    First Quarter................................................................................  $    8.50  $    7.38
    Second Quarter...............................................................................      10.50       6.75
    Third Quarter................................................................................      16.13       9.75
    Fourth Quarter (through November   , 1997)...................................................

    On November   , 1997, the last reported sales price for the Common Stock as
reported by the Nasdaq National Market was $    per share. At November 20, 1997,
there were approximately 4,000 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

    Holders of Common Stock are entitled to dividends when, as and if declared by the Company's Board of Directors, subject to any preferential rights of any outstanding preferred stock and any contractual agreements of the Company limiting the payment of dividends. The Company has not declared or paid any cash dividends since its inception. The Company anticipates that future earnings will be retained for the development of its business and that no cash dividends will be declared or paid in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at September 30, 1997, and as adjusted to give effect to the conversion on November 1, 1997 of the Company's 8% Convertible Preferred Stock to 905,660 shares of Common Stock and to reflect the Offering and the application of the estimated net proceeds to the Company therefrom as described in the "Use of Proceeds" section. The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                     SEPTEMBER 30, 1997
                                                                           --------------------------------------
                                                                            ACTUAL    POST-CONVERSION AS ADJUSTED
                                                                           ---------  --------------  -----------
                                                                                       (IN THOUSANDS)
Long-term debt:
  Note payable...........................................................  $   8,400    $    8,400     $
  Obligations under capital leases.......................................      2,976         2,976
                                                                           ---------       -------    -----------
    Total long-term debt.................................................     11,376        11,376
                                                                           ---------       -------    -----------
Redeemable preferred stock, $1.00 par value, 25,000,000 shares
  authorized; 6,000,000 issued and outstanding...........................      6,000        --
                                                                           ---------       -------    -----------
Stockholders' equity:
  Common Stock, $0.01 stated value, 50,000,000 shares authorized;
    9,469,544 issued and outstanding;
    10,375,204 issued and outstanding post-conversion; and
    issued and outstanding as adjusted(1)................................         95           104
  Additional paid-in capital.............................................     61,887        67,878
  Foreign currency adjustment............................................         (6)           (6)
  Accumulated deficit....................................................     (6,221)       (6,221)
                                                                           ---------       -------    -----------
    Total stockholders' equity...........................................     55,755        61,755
                                                                           ---------       -------    -----------
Total capitalization.....................................................  $  73,131    $   73,131     $
                                                                           ---------       -------    -----------
                                                                           ---------       -------    -----------

------------------------

(1) Does not include 956,086 shares of Common Stock issuable upon exercise of warrants outstanding as of September 30, 1997. See "Capitalization" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial information presented below for each of the years in the four-year period ended March 31, 1996 and the nine months ended December 31, 1996, are derived from the consolidated financial statements of the Company. The recast consolidated financial data is unaudited and is presented to reflect the results of operations as if the Company had adopted a December 31 year end for the years ended December 31, 1995 and 1996. The selected recast and historical financial information presented below for the nine month periods ended September 30, 1996 and 1997 are derived from the Company's unaudited consolidated financial statements and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. This information should be read in conjunction with the "Consolidated Financial Statements" and the Notes thereto and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" included elsewhere in this Prospectus. The selected consolidated financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. Effective with the period ended December 31, 1996, the Company began utilizing a December 31 year end. Therefore, the historical period ended December 31, 1996, represents a nine-month short period as compared to the twelve month fiscal years ended March 31, 1993, 1994, 1995, and 1996.

                                                                            YEAR ENDED MARCH 31,              NINE MONTHS
                                                                 ------------------------------------------      ENDED
                                                                                                             DECEMBER 31,
                                                                                                             -------------
                                                                                        HISTORICAL
                                                                 ---------------------------------------------------------
                                                                   1993       1994       1995       1996         1996
                                                                 ---------  ---------  ---------  ---------  -------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:

  Revenues:
    Oil and gas production.....................................  $   1,596  $   2,207  $   1,916  $   1,393    $   3,502
    Oil and gas services.......................................        914      1,103        858        779          545
    Interest and dividend......................................        729        238        117        207          143
    Other......................................................      1,708        794        460        556           38
                                                                 ---------  ---------  ---------  ---------  -------------
      Total revenues...........................................      4,947      4,342      3,351      2,935        4,228
                                                                 ---------  ---------  ---------  ---------  -------------
  Costs and expenses:
    Lease operating expenses...................................      1,244      1,040        994        657          701
    Gas gathering..............................................         --        219        238        219          110
    Cost of oil and gas services...............................      1,032        929        790        727          621
    Depreciation, depletion and amortization...................        449        660        709        590          966
    General and administrative.................................      1,017      1,350        850        819          505
    Interest...................................................         --         --         29         37          193
    Other......................................................        479        100        351        (11)          17
                                                                 ---------  ---------  ---------  ---------  -------------
      Total costs and expenses.................................      4,221      4,298      3,961      3,037        3,113
                                                                 ---------  ---------  ---------  ---------  -------------
  Net income (loss)............................................        726         44       (610)      (102)       1,115
  Preferred stock dividends....................................         --         --         94        505          440
                                                                 ---------  ---------  ---------  ---------  -------------
  Net income (loss) attributable to Common Stock...............  $     726  $      44  $    (704) $    (607)   $     675
                                                                 ---------  ---------  ---------  ---------  -------------
                                                                 ---------  ---------  ---------  ---------  -------------
  Net income (loss) per common share...........................  $    0.15  $    0.01  $   (0.13) $   (0.10)   $    0.10
                                                                 ---------  ---------  ---------  ---------  -------------
                                                                 ---------  ---------  ---------  ---------  -------------
STATEMENT OF CASH FLOWS DATA:

  Net cash provided by (used in):
    Operating activities.......................................  $     170  $     485  $     408  $   1,130    $   1,524
    Investing activities.......................................       (563)      (307)    (2,958)    (2,764)      (8,559)
    Financing activities.......................................        388        241      3,635      3,329        5,977

OTHER FINANCIAL DATA:
  Capital expenditures.........................................  $   5,577  $   6,181  $   8,040  $   4,371    $  21,078
  EBITDA (1)...................................................      1,175        704         34         20        1,834
  Cash flow (2)................................................      1,175        704          5        (17)       1,641


                                                                 YEAR ENDED DECEMBER        NINE MONTHS
                                                                         31,            ENDED SEPTEMBER 30,
                                                                 --------------------  ----------------------

                                                                        RECAST          RECAST    HISTORICAL
                                                                 --------------------  ---------  -----------
                                                                   1995       1996       1996        1997
                                                                 ---------  ---------  ---------  -----------

STATEMENT OF OPERATIONS DATA:
  Revenues:
    Oil and gas production.....................................  $   1,291  $   3,986  $   2,139   $   8,195
    Oil and gas services.......................................        789        751        572         577
    Interest and dividend......................................        183        207        147         101
    Other......................................................        591         46         44         228
                                                                 ---------  ---------  ---------  -----------
      Total revenues...........................................      2,854      4,990      2,902       9,101
                                                                 ---------  ---------  ---------  -----------
  Costs and expenses:
    Lease operating expenses...................................        777        826        489       1,444
    Gas gathering..............................................        211        159        125         112
    Cost of oil and gas services...............................        705        805        585         622
    Depreciation, depletion and amortization...................        652      1,137        671       2,043
    General and administrative.................................        830        717        531         886
    Interest...................................................         45        193        110         511
    Other......................................................         (6)        18          5         146
                                                                 ---------  ---------  ---------  -----------
      Total costs and expenses.................................      3,214      3,855      2,516       5,764
                                                                 ---------  ---------  ---------  -----------
  Net income (loss)............................................       (360)     1,135        386       3,337
  Preferred stock dividends....................................        430        590        450         360
                                                                 ---------  ---------  ---------  -----------
  Net income (loss) attributable to Common Stock...............  $    (790) $     545  $     (64)  $   2,977
                                                                 ---------  ---------  ---------  -----------
                                                                 ---------  ---------  ---------  -----------
  Net income (loss) per common share...........................  $   (0.14) $    0.08  $   (0.01)  $    0.32
                                                                 ---------  ---------  ---------  -----------
                                                                 ---------  ---------  ---------  -----------
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in):
    Operating activities.......................................  $    (668) $   2,229  $   1,424   $   4,136
    Investing activities.......................................     (2,808)    (9,303)     5,686     (14,533)
    Financing activities.......................................      2,904      6,122      1,803       9,856
OTHER FINANCIAL DATA:
  Capital expenditures.........................................  $   3,870  $   9,597  $  18,457   $  14,927
  EBITDA (1)...................................................        (93)     1,875        718       5,531
  Cash flow (2)................................................       (138)     1,682        607       5,020

                                                                                                                     SEPTEMBER
                                                                                                DECEMBER 31, 1996    30, 1997
                                                                                               -------------------  -----------
                                                                                                   HISTORICAL       HISTORICAL
                                                                                               -------------------  -----------
BALANCE SHEET DATA:

  Cash and cash equivalents..................................................................       $   2,640        $   2,099
  Working capital............................................................................            (318)              30
  Total assets...............................................................................          68,244           81,912
  Total long term debt.......................................................................           1,174           11,376
  Total stockholders' equity.................................................................          52,364           55,755

                                                                                               AS ADJUSTED(3)
                                                                                               ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents..................................................................
  Working capital............................................................................
  Total assets...............................................................................
  Total long term debt.......................................................................
  Total stockholders' equity.................................................................

------------------------------
(1) EBITDA is defined as net income (loss) attributable to Common Stock, plus interest, income taxes, depreciation, depletion and amortization. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies.

(2) Cash flow is defined as net income (loss) attributable to Common Stock plus depreciation, depletion and amortization.

(3) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom and the conversion of the 8% Convertible Preferred Stock into 905,660 shares of Common Stock. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO PRESENTED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY FOLLOWS THE FULL-COST METHOD OF ACCOUNTING FOR OIL AND GAS PROPERTIES. SEE "SUMMARY OF ACCOUNTING POLICIES," INCLUDED IN NOTE 1 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

GENERAL

    Evergreen is an independent energy company engaged in the exploration, development and acquisition of oil and gas properties. Evergreen's primary focus is on developing coalbed methane properties located on approximately 135,000 gross acres in the Raton Basin in southern Colorado. The Company also holds exploration licenses on approximately 371,000 acres onshore in the United Kingdom, a net 2% interest in a consortium exploring offshore in the Falkland Islands, and an oil and gas exploration contract on approximately 2.4 million acres in northern Chile. Evergreen operates all of its own producing properties and also acts as operator on a contract basis for properties owned by others.

    The following table sets forth certain operating data of the Company for the periods presented. The recast operating data is presented to reflect the operations as if the Company had adopted a December 31 year end for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996.

                            YEAR ENDED MARCH 31   NINE MONTHS        YEAR ENDED          NINE MONTHS ENDED
                           ---------------------     ENDED          DECEMBER 31,           SEPTEMBER 30,
                                                  DECEMBER 31,  ---------------------  ----------------------
                                                  ------------
                                       HISTORICAL                      RECAST            RECAST    HISTORICAL
                           -----------------------------------  ---------------------  ----------  ----------
                              1995       1996         1996        1995        1996        1996        1997
                           ----------  ---------  ------------  ---------  ----------  ----------  ----------
PRODUCTION DATA:
  Natural gas (Mcf)......     781,700    941,100    2,104,400     792,700   2,407,800   1,421,200   4,564,300
  Oil (Bbls).............      36,660      9,600           --      15,300       2,300       3,759          --
  Total (Mcfe)...........   1,001,300    999,000    2,104,400     884,500   2,421,600   1,443,775   4,564,300
AVERAGE SALES PRICE PER
  UNIT:
  Natural gas (per
    Mcf).................       $1.67      $1.29        $1.66       $1.34       $1.63       $1.46       $1.80
  Oil (per Bbl)..........       15.97      18.40           --       14.79       24.65          --          --
  Mcfe...................        1.91       1.39         1.66        1.46        1.65        1.46        1.80
COST PER MCFE:
  Average LOE............       $0.99      $0.65        $0.33       $0.88       $0.34       $0.34       $0.31
  General and
    administrative.......        0.71       0.87         0.24        0.94        0.30        0.37        0.19
  Depreciation, depletion
    and amortization.....        0.85       0.59         0.46        0.74        0.47        0.46        0.45

    The Company reports its operations using the full cost method of accounting for gas and oil properties. Under full cost accounting rules, all productive and non-productive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells and other related costs. Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling" limit of the PV-10, plus the lower of cost or fair market value of unproved properties. If the net investment in oil and gas properties exceeds an amount equal to the sum of (1) the standardized measure of discounted future net cash flows from proved reserves, and

(2) the lower of cost or fair market value of properties in process of development and unexplored acreage, the excess is charged to expense as additional depletion. Normal dispositions of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized. See Note 17 to the Company's Consolidated Financial Statements included herein.

RECENT DEVELOPMENTS

AMOCO JUDGMENT

    On June 25, 1997, Evergreen filed an action in the Las Animas County, Colorado District Court seeking a declaratory judgment against Amoco regarding the proposed sale by Amoco of certain property located in the Raton Basin, Las Animas County. Included in this property was approximately 22,000 gross non-producing acres which is located within the Cottontail Pass Federal Unit, situated near the center of Evergreen's present 135,000 gross acreage position in the Raton Basin. Evergreen, as a working interest owner in the unit, had a preferential right under the applicable unit operating agreement to purchase these 22,000 gross acres for $3,179,000. Evergreen tendered to Amoco notice of its intention to exercise this preferential right to purchase. Amoco contended that it did not receive valid notice of the preferential purchase rights from Evergreen. In its action, Evergreen sought a declaratory judgment that Evergreen had properly exercised its preferential right of purchase, and that Amoco was obligated to sell the properties covered by that right of purchase to Evergreen. On November 12, 1997, the Court granted Evergreen's motion for summary judgment and ruled that Evergreen properly exercised its right of purchase for the subject properties. Amoco has the right to appeal this ruling.

CONVERSION OF PREFERRED STOCK

    Effective November 1, 1997, all outstanding shares of the Company's 8% Convertible Preferred Stock were converted into 905,660 shares of Common Stock.

RESULTS OF OPERATIONS

HISTORICAL NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE RECAST NINE
  MONTHS ENDED SEPTEMBER 30, 1996

    The Company reported net income of $2,977,000, or $0.32 per common share, for the nine months ended September 30, 1997, compared to a net loss of $64,000, or $0.01 per common share, for the same period in 1996. The significant increase in net income during the nine months ended September 30, 1997 as compared to the prior year was attributable to sharply higher Raton Basin production volumes and improved natural gas prices.

    Oil and gas revenues increased to $8,195,000 during the nine months ended September 30, 1997 from $2,140,000 for the nine months ended September 30, 1996. The oil and gas revenues for 1996 included $59,000 in oil sales. The significant increase in oil and gas revenues for the nine months ended September 30, 1997 was due to a combination of the increase in gas production volumes and gas prices. The number of producing Raton Basin wells increased to 73 wells at September 30, 1997 from 31 wells at September 30, 1996. This increase was the primary factor for the increase in production volumes, even though the average production rate per well also increased from period to period. Natural gas production increased to 4,564,000 Mcf for the nine months ended September 30, 1997 as compared to 1,421,000 Mcf for the same period in 1996. The average gas prices increased to $1.80 for the nine months ended September 30, 1997 as compared to $1.46 per Mcf in 1996 due to an improvement in the overall market for natural gas. In addition, during the nine months ended September 30, 1997, the Company was able to access improved gas markets in the mid-continent through firm transportation agreements with CIG.

    LOE for the nine months ended September 30, 1997, were $1,444,000 compared to $489,000 for the same period in 1996. On an equivalent Mcf basis ("Mcfe"), LOE declined moderately to $0.31 per Mcfe in the nine months ended September 30, 1997, as compared to $0.34 per Mcfe in the prior year. The decrease in LOE on an Mcfe basis was due to the economies of scale resulting from the increase in producing wells in the Ration Basin.

    Oil and gas service revenues and cost of oil and gas services are attributable to the Company's wholly-owned subsidiary EOC, which is primarily responsible for drilling, evaluation and production activities associated with various properties and for negotiating the sales of oil and gas production from the properties. As of September 30, 1997, EOC was serving as operator for approximately 180 producing gas wells owned by the Company and unaffiliated third parties.

    During the nine months ended September 30, 1997, oil and gas service revenues were $577,000, compared to $572,000 for the nine months ended September 30, 1996. The modest increase in oil and gas service revenue for the nine months ended September 30, 1997 was due to the relatively constant number of wells the Company operates for third parties. Costs of oil and gas services during the nine months ended September 30, 1997 were $621,000 compared to $585,000 for the prior year.

    Other income increased to $228,000 for the nine months ended September 30, 1997 from $44,000 for the nine months ended September 30, 1996. This increase was primarily due to the Company's 49% ownership in Maverick, an oil and gas well servicing company. The Company accounts for the investment in Maverick under the equity method of accounting. Prior to the current reporting period, the Company's share of Maverick profits after intercompany eliminations was not material. For the nine months ended September 30, 1997, the Company's share of profits from Maverick was $226,000 and is included in other income. The increase in Maverick net income was due to the increase in its oil and gas stimulation services for third party entities.

    Depreciation, depletion and amortization expense increased to $2,043,000 for the nine months ended September 30, 1997 from $671,000 for the nine months ended September 30, 1996. This increase was due to the significant increase in gas production in the Raton Basin and the increase in capital costs for drilling and the gas gathering system.

    General and administrative expenses increased to $886,000 for the nine months ended September 30, 1997 from $531,000 for the nine months ended September 30, 1996. This $355,000 increase was due to the general increase in overall corporate activity, including salaries and professional services. Although the overall expense increased for the nine months ended September 30, 1997, the cost per Mcfe decreased to $0.19 from the prior year cost per Mcfe of $0.37.

    Interest income decreased to $101,000 for the nine months ended September 30, 1997 from $147,000 for the nine months ended September 30, 1996. This decrease was due to less cash to invest as a result of the continued Raton Basin development.

    Interest expense increased to $511,000 for the nine months ended September 30, 1997 from $110,000 for the nine months ended September 30, 1996. This $401,000 increase was due to increased borrowings under the Company's Credit Facility to $8.4 million at September 30, 1997 from $6.0 million at September 30, 1996 and an increase in the Equipment Lease Facility to $3.7 million at September 30, 1997 from $1.5 million at September 30, 1996. The increased borrowings were made to fund the Raton Basin development.

    Other expense increased to $146,300 for the nine months ended September 30, 1997 from $6,000 for the nine months ended September 30, 1996. The increase in other expense was due primarily to the write off of a receivable that was deemed uncollectible.

RECAST FISCAL YEAR ENDED DECEMBER 31, 1996 COMPARED TO RECAST FISCAL YEAR ENDED
  DECEMBER 31, 1995

    Net income for the year ended December 31, 1996 was $545,000, or $0.08 per common share, as compared to a net loss of $790,000, or $0.14 per common share, for the year ended December 31, 1995. The increase in net income was the result of the increases in natural gas revenues and gas production.

    Oil and gas revenues were $3,986,000 during the year ended December 31, 1996 as compared to $1,291,000 for the year ended December 31, 1995. The significant increase in oil and gas revenue during 1996, as compared to 1995, was attributable to substantially higher Raton Basin production volumes, higher natural gas prices, the acquisition of Powerbridge, Inc. and certain limited partnership interests owned by Energy Investor Funds I and II (collectively, "PBI") and the monetization of certain Section 29 tax credits. The average gas prices were $1.63 per Mcf for the year ended December 31, 1996 as compared to $1.34 per Mcf in 1995. Natural gas production increased to 2,407,800 Mcf for the year ended December 31, 1996 as compared to 792,700 for 1995.

    At December 31, 1996 there were 42 producing Raton Basin wells compared to 16 producing wells at December 31, 1995.

    Lease operating expenses for the year ended December 31, 1996 were $826,000 compared to $777,000 for the year ended December 31, 1995. Lease operating expenses per Mcfe declined to $0.34 during the year ended December 31, 1996 from $0.88 in 1995. The decrease in the average lease operating expense per Mcfe was due to the sale or shut-in of uneconomical oil and gas properties with high lifting costs during the year ended December 31, 1995. In addition the significant increase in production in the Raton Basin over the prior year contributed to the decrease in lease operating expenses.

    Oil and gas service revenues were $751,000 during the year ended December 31, 1996 as compared to $789,000 for the year ended December 31, 1995. Cost of oil and gas services for the year ended December 31, 1996 increased to $805,000 from $705,000 in 1995. The increase of $100,000 was due to increased staffing and salaries.

    Other income decreased to $46,000 during the year ended December 31, 1996 as compared to $591,000 in 1995. The decrease of $545,000 was due primarily to the sale in 1995 of the Company's 25% interest in ANGI, Ltd., a U.K. gas marketing company.

    Depreciation, depletion and amortization expense for the year ended December 31, 1996 increased to $1,137,000 as compared to $652,000 for the year ended December 31, 1995. The increase of $485,000 was due to the substantial increase in natural gas production.

    General and administrative expenses decreased to $717,000 for the year ended December 31, 1996 as compared to $830,000 for year ended December 31, 1995. The decrease of $113,000 was due to general overhead reductions.

    Interest expense for the year ended December 31, 1996 increased to $193,000 as compared to $45,000 for the year ended December 31, 1995. The increase of $148,000 was due to the debt assumed by the Company as a result of the PBI acquisition, interest on the line of credit borrowings, and the interest on the capital lease obligations.

NINE-MONTH FISCAL PERIOD ENDED DECEMBER 31, 1996 COMPARED TO THE FISCAL YEAR
  ENDED MARCH 31, 1996

    The Company reported net income of $675,000, or $0.10 per common share, for the nine months ended December 31, 1996, compared to a net loss of $607,000, or $0.10 per common share, for the year ended March 31, 1996. This increase in net income resulted principally from substantial increases in oil and gas revenues and declining costs per Mcfe.

    Oil and gas revenues increased to $3,502,000 for the nine months ended December 31, 1996 compared to $1,393,000 for the fiscal year ended March 31, 1996. This significant increase was attributable to substantially higher Raton Basin production volumes, sharply higher natural gas prices, the acquisition of PBI and the monetization of certain Section 29 tax credits. The average gas prices were $1.66 per Mcf for the nine month fiscal period ended December 31, 1996 as compared to $1.29 per Mcf in the fiscal year ended March 31, 1996.

    During the nine months ended December 31, 1996, Raton Basin gas production represented over 88% of the Company's total gas production, compared to 51% for the year ended March 31, 1996. At December 31, 1996, the Company had 42 producing Raton Basin wells compared to 21 producing wells at March 31, 1996. Natural gas production increased to 2,104,000 Mcf for the nine months ended September 30, 1997 as compared to 941,000 Mcf for the twelve months ended March 31, 1996.

    LOE increased to $701,000 for the nine months ended December 31, 1996 compared to $657,000 for the twelve months ended March 31, 1996. On a Mcfe basis, however, LOE declined from $0.65 per Mcfe during the twelve month fiscal year ended March 31, 1996 to $0.33 per Mcfe for the nine months ended December 31, 1996. The decrease in the average LOE of $0.32 per Mcfe was due to the sale or shut-in of uneconomical oil and gas properties with high LOE during the year ended March 31, 1996. Additionally, the significant increase in production in the Raton Basin over the prior year contributed to the decrease in LOE per Mcfe.

    Oil and gas service revenues decreased to $545,000 for the nine months ended December 31, 1996 from $779,000 for the twelve months ended March 31, 1996. Costs of oil and gas services also decreased to $622,000 for the nine months ended December 31, 1996 as compared to $727,000 for the twelve months ended March 31, 1996. The decrease in both oil and gas service revenues and cost of oil and gas services expense was due primarily to a nine month reporting period versus a twelve month reporting period.

    Depreciation, depletion and amortization expense increased to $966,000 for the nine months ended December 31, 1996 from $590,000 for the twelve months ended March 31, 1996. The increase was due to the significantly higher gas production in the Raton Basin.

    General and administrative expenses decreased to $504,000 for the nine months ended December 31, 1996, from $819,000 for the twelve months ended March 31, 1996. This decrease was due to expenses incurred during a nine month reporting period versus a twelve month reporting period.

    Interest income decreased to $143,000 for the nine months ended December 31, 1996 from $207,000 for the twelve months ended March 31, 1996. This decrease was due primarily to the nine month reporting period versus a twelve month reporting period.

    Interest expense increased to $193,000 for the nine months ended December 31, 1996 from $37,000 for the twelve months ended March 31, 1996. This increase was due to the debt assumed by the Company as a result of the PBI acquisition, the interest on the Company's line of credit borrowings, and the interest on the Company's capital lease obligations.

    Other income decreased to $38,000 for the nine months ended December 31, 1996 compared to $556,000 for the twelve months ended March 31, 1996. The income in the twelve months ended March 31, 1996 resulted primarily from the sale of the Company's 25% interest in ANGI, Ltd., a United Kingdom gas marketing company.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO THE FISCAL YEAR ENDED MARCH 31,
  1995

    The Company reported a net loss of $607,000, or $0.10 per share of common share, for the year ended March 31, 1996, compared to a net loss of $705,000, or $0.13 per common share, for the year ended March 31, 1995.

    Oil and gas revenues decreased to $1,393,000 for the year ended March 31, 1996 from $1,916,000 for the year ended March 31, 1995. The decrease in oil and gas revenues was due primarily to lower gas prices and the Company's sale of oil and gas properties. Gas production increased to 941,100 Mcf in 1996 from

781,700 Mcf in 1995. However, average gas prices decreased approximately $0.41 per Mcf to $1.29 per Mcf in 1996 from $1.67 per Mcf in 1995. The decrease in gas prices more than offset the increased production. Consequently, gas revenues decreased $120,000, or 9%, to $1,211,000 in 1996 from $1,331,000 in 1995. Oil revenues decreased $403,000, or 70%, to $182,000 in 1996 from $585,000 to 1995.
The reduction in oil reserves was due to the sale of substantially all oil properties.

    Lease operating expenses decreased to $657,000 for the year ended March 31, 1996 from $994,000 for the year ended March 31, 1995. This decrease in lease operating expenses was due primarily to the sale or shut-in of uneconomical oil and gas properties with high LOE. The average LOE per Mcfe decreased to $0.65 in 1996 from $0.99 in 1995.

    Oil and gas service revenues decreased to $779,000 for the year ended March 31, 1996 from $858,000 for the year ended March 31, 1995. This decrease was primarily due to non-recurring special service fees of approximately $201,000, which were offset by increased operating fees of approximately $111,000, in 1996.

    Interest and dividend income increased to $207,000 for the year March 31, 1996 from $116,000 for the year ended March 31, 1995. This increase in interest and dividends was due to an increase in cash from the proceeds from the sale of the Company's 8% Convertible Preferred Stock.

    Other income increased to $556,000 for the year ended March 31, 1996 from $460,000 for the year ended March 31, 1995. In 1996, the Company sold its 25% interest in ANGI Ltd. to an unaffiliated entity for $580,000, which resulted in a gain of $525,000.

    Costs of oil and gas services decreased slightly to $727,000 for the year ended March 31, 1996 from $790,000 for the year ended March 31, 1995. This decrease was primarily due to a reduction in personnel and related salary expense.

    Depreciation, depletion and amortization decreased to $590,000 for the year ended March 31, 1996 from $709,000 in 1995. There was no significant change in total production over these periods; the decrease in depreciation, depletion and amortization resulted primarily from the increase in estimated reserves of approximately 30%.

    General and administrative expenses were $819,000 during the year ended March 31, 1996 as compared to $850,000 during the same period in 1995. The decrease of $31,000 was due to general overhead reductions.

LIQUIDITY AND CAPITAL RESOURCES

    Evergreen currently has a $30.0 million revolving Credit Facility with Hibernia National Bank of New Orleans, Louisiana. The Credit Facility matures in May 1999. Advances under the Credit Facility are limited to the borrowing base, which is presently $30.0 million. Interest accrues at prime (8.5% at September 30, 1997) plus or minus a margin of .25%, with margins determined on the average outstanding borrowings under the Credit Facility. The borrowing base is redetermined semi-annually by Hibernia National Bank based upon reserve evaluations of the Company's oil and gas properties. As of November 20, 1997, the Company had $9.5 million of borrowings under the line.

    The Company has a $6.0 million Equipment Lease Facility with Hibernia National Bank with interest at prime (8.5% at September 30, 1997). This Equipment Lease Facility has a term of five years ending April 2002, with an option to purchase the equipment at nominal amounts at the end of the lease term. The Company primarily leases compressors for the Raton Basin gas gathering system and other related production equipment. At November 20, 1997, the Company had utilized approximately $4.0 million under the lease line.

    The Company is a guarantor of a line of credit and a capital lease for Maverick for an aggregate amount of $2.5 million. The guaranteed obligations amounted to $1.3 million at September 30, 1997.

    The Company anticipates drilling 50 new wells, expanding and upgrading gas gathering facilities in the Raton Basin and proceeding with international exploration activities through the end of 1998. Budgeted capital expenditures for this program are approximately $20 million. The Company believes that cash flow from operations and available borrowings under its Credit Facility will be sufficient to fund budgeted 1998 capital expenditures. Oil and gas leases expiring in fiscal 1997 and 1998 are not material.

    Cash flows provided by operating activities were $4,136,000 for the nine months ended September 30, 1997 as compared to cash flows provided by operating activities of $1,424,000 in the same period of the prior year. The significant increase in the cash flows provided by operating activities was due primarily to improved operating results as a result of higher gas production and higher gas prices.

    Cash flows used by investing activities were $14,533,000 during the nine months ended September 30, 1997 versus $5,686,000 during the same period in 1996. The increase was due to the continued development of the Raton Basin including an upgrade of the gas gathering system.

    Cash flows provided by financing activities were $9,856,000 during the nine months ended September 30, 1997 as compared to cash flows provided by financing activities of $1,802,600 in the prior period. The increase was due primarily to increased borrowings to fund the development of the drilling and gathering system in the Raton Basin.

    The Company's production from its San Juan basin properties has not met the minimum volume requirements under its transportation agreements with El Paso Services. As of September 30, 1997, the cumulative obligation of the Company to El Paso Services resulting from this shortfall was calculated by the Company to be $2,431,000. At current rates of production, this liability would increase to over $3 million by the end of the contract term in July 1998. In November 1997, the Company entered into a binding agreement with a third party which has agreed to assume all of the Company's interest in its San Juan Basin properties. In this agreement, this third party has also agreed to assume all of the Company's liabilities under its agreements with El Paso. El Paso's consent is necessary, among other conditions, to consummation of this agreement. No assurance can be given with respect to whether El Paso's consent will be received or other conditions will be met.

HEDGING TRANSACTIONS

    The Company enters into contractual obligations that require future physical delivery of its natural gas production to attempt to manage price risk with regard to a portion of its natural gas production. As of October 31, 1997, the Company had entered into contracts to sell approximately 21.5 MMcf per day (substantially all of its current production available for sale) for the period November 1997 through March 1998 at $2.05 per Mcf and approximately 10 MMcf per day (approximately half of its current production available for sale) for the period April 1998 through October 1998 at $2.05 per Mcf.

    The Company identifies minimum internal price targets and, assuming other market conditions are deemed favorable, the Company will enter in hedging contracts to manage price risk.

INCOME TAXES AND NET OPERATING LOSSES

    As discussed in Note 5 of the Notes to the Company's Consolidated Financial Statements, the Company has net operating loss carryforwards for income tax purposes of approximately $17 million, certain of which are limited due to stock issuances in 1988 and 1990. A valuation allowance of $3.86 million has been recorded at September 30, 1997 for the net deferred tax asset arising from the loss carryforward in excess of the deferred tax liability resulting from depreciation and amortization differences. The valuation allowance was recorded as the Company was unable to determine that these tax benefits are more likely than not to be realized.

ACCOUNTING STANDARDS

    On March 3, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS No. 128"). This pronouncement provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion (APB) No. 15, "Earnings Per Share". SFAS No. 128 provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The Company will adopt SFAS No. 128 in 1997 and its implementation is not expected to have a material effect on the consolidated financial statements.

    In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

    Also, in June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    Both SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

                            BUSINESS AND PROPERTIES

GENERAL

    Evergreen is an independent energy company engaged in the exploration, development, operation and acquisition of oil and gas properties. The Company's current operations are prinicipally focused on developing and expanding its coalbed methane project located in the Raton Basin in southern Colorado. Evergreen also holds exploration licenses onshore in the United Kingdom, a net 2% interest in a consortium exploring offshore in the Falkland Islands, and an oil and gas exploration license on approximately 2.4 million acres in northern Chile.

    Evergreen is one of the largest holders of oil and gas leases in the Raton Basin with approximately 135,000 gross acres. In addition, the Company's daily gas sales represent approximately 68% of the gas currently sold from the Raton Basin. Evergreen currently has 78 producing gas wells on its Raton Basin properties and has drilled an additional 24 wells, 20 of which are expected to be placed into production by December 31, 1997 and four of which are exploratory and subject to further evaluation. The Company has identified approximately 560 drilling locations on its Raton Basin acreage, of which 136 were included in the Company's proved reserve base at September 30, 1997. These 136 proven locations comprise approximately 20% of the Company's total acreage in the Raton Basin. Evergreen intends to spend approximately $80 million over the next three years on the further development of the Raton Basin, including drilling approximately 210 wells and expanding and upgrading its gathering and compression facilities.

    At September 30, 1997, Evergreen had estimated net proved reserves of 203 Bcfe with a PV-10 of approximately $146 million. Natural gas constituted substantially all of Evergreen's estimated net proved reserves, 99% of which were located in the Raton Basin and 67% of which were developed. Evergreen has a 100% working interest in its Raton Basin acreage and wells, and also owns the gathering systems and related equipment associated with these wells. The Company acts as operator for all of its Raton Basin properties, as well as for certain third party producing properties.

    Since the completion of a pipeline from the Raton Basin and the corresponding commencement of Company gas sales in early 1995, the Company has achieved substantial growth in reserves, production, and EBITDA. Evergreen's estimated net proved reserves have increased from approximately 63 Bcfe at March 31, 1995 to 203 Bcfe at September 30, 1997. Over this period, the number of producing wells and average gross daily production increased from 9 wells and
1.5 MMcf to 73 wells and 25 MMcf, respectively. Similarly, EBITDA increased from $718,000 for the nine month period ended September 30, 1996 to $5.5 million for the nine month period ended September 30, 1997. Since inception of the Company's drilling efforts in the Raton Basin, the Company has drilled and tested a total of 98 wells and achieved a 99% success rate.

    Evergreen believes that it has gained significant experience in coalbed methane exploration and development, including the utilization of enhanced drilling, completion and production techniques developed over a number of years. This experience has enabled the Company to increase per well production and to achieve low finding and development costs. From inception of its Raton Basin project through September 30, 1997, the Company has spent approximately $43 million on the drilling and completion of its wells, pipelines, gathering systems, compression equipment and the acquisition of acreage, which represents a total finding and development cost of $0.21 per Mcfe.

    In addition, the Company's LOE and general and administrative costs per Mcfe have declined steadily since gas sales began in early 1995. For the year ended December 31, 1995, Evergreen's LOE and general and administrative costs were $0.88 per Mcfe and $0.94 per Mcfe, respectively, as compared to $0.31 per Mcfe and $0.19 per Mcfe, respectively, for the nine months ended September 30, 1997.

BUSINESS STRATEGY

    Evergreen's objective is to increase reserves, production, cash flow and net asset value per share. To accomplish this objective, Evergreen intends to utilize its competitive strengths, which include (i) its experience and operating expertise in coalbed methane properties, (ii) its significant acreage position in the Raton Basin, (iii) its position as a low-cost finder, developer and producer of natural gas and (iv) the potential of its international projects.

    In order to implement its strategy, Evergreen will seek to:

    - ACCELERATE DEVELOPMENT OF THE RATON BASIN. Since commencement of the Company's drilling program in 1993, the Company has drilled a total of 102 wells in the Raton Basin. Of this total, 78 are currently in production, 20 are expected to be placed into production by December 31, 1997 and four are exploratory and subject to further evaluation. The Company plans to drill approximately 50 wells in 1998. During 1999 and 2000, the Company plans to drill approximately 160 wells and expand its gathering and compression facilities. The Company's capital budget for this three year drilling and expansion program is approximately $80 million.

    - MAINTAIN CONTROL OF OPERATIONS. The Company acts as operator for all of its producing properties within the Raton Basin, and controls all phases of drilling, completion and well stimulation. The Company also constructs and operates all of its gas gathering systems, which have been specifically designed to optimize production from coalbed methane wells. By operating its producing properties, Evergreen believes it has greater control over its expenses and the timing of exploration and development of such properties. The Company is also the designated operator for its United Kingdom and Chilean projects, and operates certain third party producing properties.

    - IMPROVE AND EXPAND GAS MARKETING CAPABILITIES IN THE RATON BASIN. Evergreen's natural gas sales from the Raton Basin commenced upon the completion of a pipeline system in January 1995, which connected the Company's gathering system to the CIG pipelines. In August 1997, Evergreen entered into a new agreement with CIG pursuant to which CIG will construct a new, 115-mile, 16-inch pipeline from Trinidad, Colorado to Campo, Colorado. When completed, this new pipeline will have initial capacity of up to 100 MMcf per day and may be further expanded through the use of additional compression facilities. The new pipeline will more than double the pipeline capacity currently available from the Raton Basin. This agreement has a term of 15 years and entitles the Company to firm transportation of its Raton Basin gas from the field to the CIG interconnection with other interstate pipelines in Texas. The Company has committed to transport natural gas from the Raton Basin through CIG's pipelines commencing on or about August 1998. The initial commitment is 25 MMcf per day, increasing every six months to a maximum of 41 MMcf per day 18 months after commencement. Subject to available capacity in the pipeline, the Company has the first right to increase its volumes up to 100 MMcf per day. Evergreen believes that the CIG agreement will expand the range of customers to which it can market its gas, thereby favorably impacting the prices Evergreen will receive for its gas. See "Business and Properties -- Customers and Markets."

    - PURSUE INTERNATIONAL OPPORTUNITIES. The Company seeks to identify attractive international oil and gas projects that require relatively small capital investments but which have potential for favorable returns. Since 1992, the Company has obtained onshore exploration licenses covering approximately 371,000 acres in the United Kingdom, a net 2% interest in a consortium exploring offshore in the Falkland Islands and an oil and gas exploration license on approximately 2.4 million acres in northern Chile. The Company expects to spend approximately $5 million over the next three years for the development of its international projects. Evergreen will seek additional partners to help minimize the Company's upfront capital requirements and other costs associated with development of these projects.

    - ACQUIRE ADDITIONAL PROPERTY INTERESTS. In August 1996, Evergreen acquired the remaining 25% working interest in its Raton Basin lease holdings (representing approximately 37 Bcf of estimated net proved reserves) at an average acquisition cost of approximately $0.30 per Mcf. The Company expects that it will continue to evaluate and make acquisitions of oil and gas properties located in its principal areas of operation and in other areas that provide attractive investment opportunities. The Company seeks to acquire properties which meet one or more of the following criteria:
      (i) an attractive purchase price that, when combined with the anticipated capital expenditures, exceeds an acceptable internal rate of return, (ii) the potential to increase reserves and production through the application of lower risk exploration and development techniques and (iii) the opportunity for improved operating efficiency.

COALBED METHANE VERSUS TRADITIONAL NATURAL GAS

    Methane is the primary commercial component of the natural gas stream produced from traditional gas wells. Methane also exists in its natural state in seams or deposits in coalbeds. Natural gas produced from traditional wells also contains, in varying amounts, other hydrocarbons. However, the natural gas produced from coalbeds generally contains only methane, and after simple dehydration, is pipeline-quality gas.

    Coalbed methane production is similar to traditional natural gas production in terms of the physical producing facilities and the product produced. However, the subsurface mechanisms that allow the gas to move to the wellbore and the producing characteristics of coalbed methane wells are very different from traditional natural gas production. Unlike conventional gas wells which require a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap, the coalbed methane gas is trapped in the molecular structure of the coal itself until released by pressure changes resulting from the removal of insitu water.

    Methane is a common component of coal, though coals vary in their methane content per ton. In addition to being in open spaces in the coal structure, methane is adsorbed into the inner coal surfaces. When the coal is fracture stimulated and exposed to lower pressures through the de-watering process, the gas leaves (desorbs from) the coal. Whether a coalbed will produce commercial quantities of methane gas depends on its original content of gas per ton of coal, the thickness of the coal beds, the reservoir pressure and the existence of natural fractures (permeability) through which the released gas can flow to the wellbore. Frequently, coalbeds are partly or completely saturated with water. As the water is produced, internal pressures on the coal are released, allowing the gas to desorb from the coal and flow to the wellbore. Contrary to traditional gas wells, new coalbed methane wells often produce water for several months and then, as the water production decreases, natural gas production increases because the coal seams are being de-watered and the resultant pressure on the coal decreases.

    In order to establish commercial gas production rates, a permanent conduit between the individual coal seams and the wellbore must be created. This is accomplished by hydraulically creating and propping open with special quality sand, artificial fractures within the coal seams (known as "fracing" in the industry) so the pathway for gas migration to the wellbore is enhanced. These fractures are filled (propped) with coarse sand and become the conduits for coalbed methane to reach the well. The ability of gas to move through the coal or rocks to the wellbore from its place of origination in the formation is the key determinant of the rate at which a well will produce.

RATON BASIN PROPERTIES AND OPERATIONS

    The Raton Basin is an onshore depositional and structural basin that is approximately 80 miles long and 50 miles wide, located in southern Colorado and northern New Mexico. The Raton Basin contains two horizons of coal beds, the Vermejo coal beds located at depths of between 450 and 3,500 feet and the shallower Raton coal beds, located at depths from the surface to approximately 2,000 feet. To date,

Evergreen's primary production has been from the Vermejo coal beds; however, Evergreen believes that the Raton coalbeds may be profitably exploited as well.

    DEVELOPMENT HISTORY AND EXPECTED FUTURE DEVELOPMENT. Exploration for coalbed methane began in the Raton Basin in the late 1970's and continued through the late 1980's, with several companies drilling and testing over 100 wells during this period. The absence of a pipeline to transport gas out of the Raton Basin prevented full scale development until January 1995 when CIG's Picketwire Lateral became operational.

    Since December 1991, Evergreen has acquired oil and gas leases covering approximately 135,000 gross acres in the Raton Basin. The initial 70,000 acres were acquired from Amoco Production Company in 1991 by direct purchase without overriding royalties. The remainder of the acreage was purchased during 1992 and 1993 from individual owners under various lease terms. Generally, the lease terms provide for a 12 1/2% royalty interest to the owner of the mineral rights. In August 1993, a four well evaluation program was conducted by the Company. Based on positive results from the initial four wells, the Company made the decision, in August 1994, to focus all domestic efforts on development of the Raton Basin. Evergreen currently has 78 producing gas wells on its Raton Basin properties, and has drilled an additional 24 wells, 20 of which are expected to be placed into production by December 31, 1997 and four of which are exploratory and subject to further evaluation.

    In March 1995, the Bureau of Land Management (the "BLM") designated approximately 67,000 acres of Evergreen's leases in the Raton Basin as a federal unit called the Spanish Peaks Unit. In January 1997, the BLM designated an additional 33,000 acres of Evergreen's leases as a federal unit called the Sangre de Cristo Unit. Evergreen has been named the operator for both of these units. Formation of a unit simplifies lease maintenance so that Evergreen, as the operator, can base development decisions within the unit on technical, geologic and geophysical data rather than the fulfillment of lease term obligations.

    Because of the inclusion of federal leases in the unit, operation and production within a federal unit is governed by federal rules. Production from any well in the unit area will maintain all of the leases beyond their primary terms. In October 1997, the first "participating area" was designated by the BLM under the Unit Agreement. Gas production in the participating area will be pooled and shared by the royalty owners, overriding royalty owners and working interest owners in that area in proportion to their acreage ownership of the mineral estate in the area. The participating area will be adjusted annually to encompass additional acreage as additional wells are completed.

    To date, the Company's principal development activities in the Raton Basin have been in the Spanish Peaks Unit. It currently has 77 wells in this Unit and expects to drill approximately 75 wells during the remainder of 1997 and in 1998. Currently, all of the Company's gas production comes from this Unit, which has the gathering and compression infrastructure necessary to deliver the gas. The Company has identified approximately 400 drilling locations in its Spanish Peaks Unit, of which 136 were included in the Company's proved reserve base at September 30, 1997. These identified locations comprise approximately 34% of the Company's total acreage in the Spanish Peaks Unit. The Company has also drilled two exploratory wells in the northern portion of the Spanish Peaks Unit to determine the development potential for commercial production of the shallower Raton coalbeds, as well as the Vermejo coalbeds.

    The Company's development activities in the Sangre de Cristo Unit have consisted solely of the drilling of two exploratory wells. These exploratory wells will test production levels, provide additional geologic control, and also will fulfill unit obligations. The Company will be required to construct a compression facility and a gathering facility to enable gas production and sales from this unit. No reserves from wells in the Sangre de Cristo Unit are included in the Company's reserve base.

    RATON BASIN GEOLOGY. In the Raton Basin, Evergreen produces methane from the Vermejo coals, consisting of several individual seams ranging in thickness between 1 and 12 feet, and at drilling depths between 450 and 3,500 feet below the surface. The entire Vermejo coal interval ranges from 5 to 50 feet thick through the Raton Basin, being thickest in the center of the Basin, which the Company's acreage surrounds. The coal beds and surrounding sedimentary rocks formed during the late Cretaceous to early Tertiary period, between 65 and 40 million years ago. The Raton Basin is a highly asymetric downward fold in the earth's crust that is approximately 80 miles long north to south and about 50 miles wide east to west. Plant material accumulated in thick layers in combination with coastal swamps in the Raton Basin and was subsequently buried and subjected to heat and pressure which formed the coals. Since these coals were buried, continued mountain building in combination with basin downwarping have, created an extensive series of faults and fractures in the coal and surrounding rocks. Later, the area was intruded by hot liquid rock or "magma" from lower in the earth's crust, which cooled to form two large mountain structures in the center of the Raton Basin known as the Spanish Peaks. The magma moved up through existing faults and fractures and created additional fractures that radiate outward from the Spanish Peaks. As the magma cooled, its heat altered the surrounding rocks including the Vermejo and Raton coal beds. The Company believes that the simultaneous downwarping of the Raton trough and Larimide age mountain building with subsequent relaxation (extension) and the subsequent intrusion of magma into the Raton Basin have matured the coals and enhanced the ability of the Vermejo and Raton coals to yield coalbed methane.

    In the Raton Basin, the Company has found some coal seams to be continuous between wells over distances of several miles, though the thickness of the beds is variable. Evergreen is currently completing its wells in the Vermejo coal beds. Individual wells are often completed to produce gas from five to fifteen individual coal beds with individual thicknesses between 1 and 12 feet.

    COALBED METHANE TECHNOLOGY. The Company, working in conjunction with its contractors, has developed what it believes to be effective procedures for fracing the Vermejo coals in its Raton Basin wells. In addition, the Company has developed well completion and specialized drilling techniques that are suited to its Raton Basin wells. Traditional gas wells are drilled with the use of rotary drill bits cooled and lubricated by drilling fluids or "mud." Coalbed methane production is particularly sensitive to the natural permeability of the coals. Exposing the Raton Basin coals to drilling mud appears to significantly reduce the permeability of the coals by plugging the cleat system and natural fractures in the coals. The Company has, therefore, used percussion air drilling (similar to a jackhammer) without traditional drilling muds in drilling its wells.

    WATER PRODUCTION AND DISPOSAL. To date, the majority of the water produced from the Company's Raton Basin coal seams has been low in total dissolved solids, allowing the Company, operating under permits issued by the State of Colorado, to discharge the water into well-site pits and evaporation ponds. If more brackish water is discovered in subsequent wells, it may be necessary to install and operate evaporators or drill specialized injection wells to re-inject the produced water back into the underground rock formations adjacent to the coal seams or to lower sandstone horizons.

    RATON BASIN PRODUCTION. Evergreen's natural gas sales from the Raton Basin did not commence until the completion of a pipeline system in January 1995, which connected the Company's Raton Basin wells to the CIG pipelines. From January 1995 through September 1997, Evergreen sold an aggregate of approximately 6.9 Bcf of coalbed methane gas from the Raton Basin. Gross daily production from the field currently exceeds 25 MMcf per day, for an average of over 320 Mcf per well per day. Because of the importance of removing water from the coal seams to enhance gas production, Evergreen expects to continue production from more modest wells because of the beneficial ambient effect of pressure reduction in adjacent, more productive wells. Each well creates its own "cone of depression" in the water saturation around the wellbore. The Company believes that some of its Raton Basin wells on adjacent 160 acre drill sites have already created overlapping cones of depression, enhancing gas production in each well.

    The Raton Basin gas does not contain significant amounts of contaminants, such as hydrogen sulfide, carbon dioxide or nitrogen, that are sometimes present in traditional natural gas production. Therefore, the properties of the Raton Basin gas, such as heat content per unit volume (Btu), are very close to the average properties of pipeline gas from conventional gas wells.

INTERNATIONAL PROPERTIES AND OPERATIONS

    UNITED KINGDOM. In 1991 and 1992, the Company's wholly-owned subsidiary, Evergreen Resources (U.K.) Ltd. ("ERUK"), was awarded seven onshore United Kingdom hydrocarbon exploration licenses for the development of coalbed methane gas and conventional hydrocarbons (the "Original Licenses"). The Original Licenses provided ERUK with the largest onshore acreage position in the United Kingdom, and covered substantially all six distinct onshore United Kingdom basins.

    Selection of the licensed areas was made after evaluating geological, geophysical, petrophysical and measured methane gas content data bases. The majority of the original data base was acquired through technology sharing agreements with British Coal Corporation, which shared relevant available data on the six basins and granted use of this data to ERUK. ERUK has augmented this data with proprietary seismic and coalbed methane well data and also geologic data from the British Geologic Survey, and other sources.

    During the period from 1992 to 1994, Evergreen conducted seismic work and drilled three wells under two of the Original Licenses. The wells encountered 30 feet to 80 feet of gross coal. Two of the wells were hydraulically fracture stimulated and one was tested for permeability. Following extensive production testing, none of the three wells produced gas in economic quantities. The three wells are presently shut-in.

    In 1997, under a new onshore licensing regime implemented by the U.K. Department of Trade and Industry, Evergreen converted its Original Licenses to new onshore Licenses, called Petroleum Exploration and Development Licenses (the "Current Licenses"). In connection with such conversion, the Company relinquished rights to approximately 259,000 acres, which were not considered highly prospective for coalbed methane development. Under the Current Licenses, the Company retains approximately 371,000 acres, which were high-graded for coalbed methane and conventional hydrocarbon potential. The Current Licenses provide up to a 30 year term with optional periodic relinquishment of portions of the licenses, subject to future development plans. There are no royalties or burdens encumbering these Licenses. Work commitments for acreage retained will include remote sensing studies, additional seismic studies and the drilling of three wells, one per year beginning in 1999. Work commitments on the Current Licenses have been fulfilled through 1997 as a result of Evergreen's prior U.K. activity.

    Evergreen believes that major coalbed methane reserves exist within the areas subject to the Current Licenses. However, further evaluation will be required to confirm such belief and determine the economic viability of extracting any such reserves. Evaluation is expected to occur on a License by License basis, since success or lack of success on one License may not be translated to similar results on other Licenses or separate geologic basins. The Company expects to pay approximately $1.2 million over the next three years to maintain the Current Licenses.

    Evergreen is holding discussions with potential industry partners for the purpose of evaluating and developing the Current Licenses.

    FALKLAND ISLANDS. Evergreen has a net 2% interest in a consortium that has been awarded an exploration license for an offshore area north of the Falkland Islands. A subsidiary of Amerada Hess Corporation is the operator of the consortium, which includes Fina Exploration Atlantic BV, Murphy South Atlantic Oil Company, Teikoku Oil Co. Ltd. and Argos Evergreen Limited. Argos Evergreen Limited, a 5% working interest owner in the consortium, is a joint venture company formed in the Falkland Islands and owned 60% by Argos Resources Limited and 40% by ERUK. The license covers 626 square miles and lies approximately 225 miles to the north of the islands in water depths ranging up to 1,575 feet. This area incorporates part of a major unexplored sedimentary basin which has not yet been tested by drilling, and represents an opportunity for the Company to be involved during the early phase of exploration in an unexplored basin. The Company expects to incur capital expenditures of approximately $1.4 million over the next three years in connection with this project.

    CHILE. In March 1997, the Government of Chile awarded an oil and gas exploration license to Evergreen on two 5,000 square kilometer (approximately
1.2 million acre) blocks in northern Chile.

Evergreen has a 75% working interest in the blocks and will serve as operator. ENAP, the Chilean-owned energy company, holds the remaining 25% working interest. The Chilean government will initially receive a 10% royalty on production up to 10,000 barrels per day, which increases up to a maximum of 35% on production in excess of 100,000 barrels per day.

    Evergreen and ENAP will share work commitments proportionately, stated as Exploration Periods for each block as set forth in the table below:

 EXPLORATION
   PERIOD*         TERM                             WORK COMMITMENT
-------------  -------------  -----------------------------------------------------------
      1        1 year         Geologic mapping, aeromagnetic and gravity surveys
      2        2 years        200 km seismic data
      3        2 years        1 exploratory well
     4-9       1 year each    1 exploratory well

------------------------

*   commencing June 1997

    Evergreen and ENAP may relinquish up to 100% of the blocks at the end of each exploration period. If the blocks go into production, the contracts will last 35 years.

    Evergreen expects that the foregoing activities will require capital expenditures over the next three years of approximately $1.8 million.

CUSTOMERS AND MARKETS

    Primero is a wholly-owned subsidiary of the Company that was formed to market and sell natural gas for the Company and third parties. To date, Primero has only marketed and sold gas on behalf of the Company and working interest partners. Primero also operates the Company's gathering system and purchases all the Company's production from its Raton Basin wells.

    In November 1996, Evergreen entered into an agreement with CIG which provided firm transportation for 10 MMcf per day of the Company's Raton Basin gas from the field to the CIG interconnection with other interstate pipelines in Texas. Beginning November 1, 1997, the Company obtained the right to firm transportation for an additional 10 MMcf per day (reserving total firm transportation of up to 20 MMcf per day). The Company has not exercised the rights with respect to the additional 10 MMcf, however, it has elected to transport its gas in excess of 10 MMcf per day using other parties' firm transportation commitments. The Company is generally required to sell all gas in excess of approximately 20 MMcf to third parties that have their own transportation.

    The expanding production in the Raton Basin led CIG to file with the Federal Energy Regulatory Commission (the "FERC") for approval to construct a new, 115-mile, 16-inch pipeline connecting CIG's Picketwire Lateral pipeline near Trinidad, Colorado to its mainline compressor station at Campo, Colorado (the "Campo Lateral"). When completed, the Campo Lateral will have initial capacity of up to approximately 100 MMcf per day, which will more than double the pipeline capacity currently available from the Raton Basin. The pipeline capacity may be further expanded through the use of additional compression facilities. The Campo Lateral is expected to be completed by August 1998. In August 1997, the Company entered into a new agreement with CIG having a term of 15 years which entitles the Company to firm transportation of its Raton Basin gas through the Campo Lateral. The Company has committed to transport natural gas from the Raton Basin through this new pipeline commencing on or about August 1998. The initial commitment is 25 MMcf per day, increasing every six months to 41 MMcf per day 18 months after the commencement. Subject to available capacity in the pipeline, has the first right to increase its volumes up to 100 MMcf per day. Evergreen believes that the CIG agreement will expand the range of customers to which it can market its gas, thereby potentially increasing the prices Evergreen will receive for its gas. The CIG contract provides for delivery of the Company's gas into interstate pipelines in Texas, from which it can be transported to Midwest and East Coast markets. Absent the Campo Lateral, the Company would be restricted in the total production that could be transported from the Raton Basin.

    Prior to November 1996, only short term contracts were available to the Company for the sale of its gas. Also, prior to November 1996, Primero could only access markets outside the Rocky Mountain region when pipeline transportation was available from other producers or gas marketers.

    MAJOR CUSTOMERS. Evergreen has three major customers, Natural Gas Transmission Services, Inc., Enserco Energy, Inc. and Aquila Energy Corporation which purchased approximately 53%, 20% and 10%, respectively, of the Company's gas production for the nine months ended September 30, 1997. Based on the general demand for gas, the loss of one or more of these customers would not be expected to have a material adverse effect on Evergreen's business. None of the Company's existing marketing agreements obligates the Company to continue sales to any particular gas purchaser for a period longer than 12 months. As the Company's base of production grows in the Raton Basin, the Company hopes to be able to enter into long term contracts with end users at favorable prices. Currently, the Company's gas is sold at spot market prices or under contracts for terms of one year or less.

OIL AND GAS RESERVES

    The tables below set forth the Company's quantities of estimated net proved reserves and the future net cash flows from the Company's estimated net proved reserves as of the three fiscal years ended March 31, 1996, December 31, 1996 and as of September 30, 1997, all of which reserves were located in the continental United States. The reserve estimates and present value data at September 30, 1997 for Evergreen's properties was audited by both Netherland, Sewell & Associates, Inc. and Resource Services International, Inc., independent petroleum engineering consultants. Resource Services International, Inc. also prepared the reserve estimates for March 31, 1994, 1995 and 1996, and December 31, 1996. The summaries of the reports dated September 30, 1997 of Netherland, Sewell & Associates, Inc. and Resource Services International, Inc. are included as Appendix A and Appendix B, respectively, to this Prospectus.

                                                                                             AS OF          AS OF
                                                                 AS OF MARCH 31,          DECEMBER 31,  SEPTEMBER 30,
                                                         -------------------------------  ------------  -------------
                                                           1994       1995       1996         1996          1997
                                                         ---------  ---------  ---------  ------------  -------------
Estimated proved developed:
  Natural gas (MMcf)...................................     23,721     18,007     41,360       88,751       136,955
  Oil (MBbls)..........................................        350        290          5            3             3
Estimated proved undeveloped:
  Natural gas (MMcf)...................................     27,867     39,875     39,566       61,969        66,237
  Oil (MBbls)..........................................      1,293        553         --           --            --
                                                         ---------  ---------  ---------  ------------  -------------
Total proved (MMcfe)...................................     61,447     62,939     80,955      150,535       203,210

The following table sets forth the future net cash flows from the Company's estimated proved reserves:

                                                          YEARS ENDED MARCH 31,       DECEMBER 31,  SEPTEMBER 30,
                                                     -------------------------------  ------------  -------------
                                                       1994       1995       1996         1996          1997
                                                     ---------  ---------  ---------  ------------  -------------
                                                                               (IN THOUSANDS)
Future net cash flows before income taxes..........  $  77,638  $  56,535  $  83,019   $  172,428    $   312,408
Future net cash flows before income taxes,
  discounted at 10%................................     32,444     23,313     30,163       70,499        146,329

DRILLING ACTIVITIES

    The Company's drilling activities for the nine months ended September 30, 1997, December 31, 1996 and for the years ended March 31, 1996 and 1995, are set forth below:

                                                                                             NINE MONTHS ENDED
                                                                                    ------------------------------------
                                                     YEARS ENDED MARCH 31,
                                                                                      DECEMBER 31,       SEPTEMBER 30,
                                             -------------------------------------  -----------------  -----------------
                                                1994         1995         1996            1996               1997
                                                -----        -----        -----     -----------------  -----------------
EXPLORATORY:
Gross:
  Productive...............................           4           --           --              --                  4*
  Dry......................................          --           --           --              --                 --
                                                     --           --           --              --                 --
    Total..................................           4           --           --              --                  4*
Net:
  Productive...............................           2           --           --              --                  4*
  Dry......................................          --           --           --              --                 --
                                                     --           --           --              --                 --
    Total..................................           2           --           --              --                  4*
DEVELOPMENT:
Gross:
  Productive...............................          --            6           12              32                 19
  Dry......................................          --           --           --              --                 --
                                                     --           --           --              --                 --
    Total..................................          --            6           12              32                 19
Net:
  Productive...............................          --            6           12              32                 19
  Dry......................................          --           --           --              --                 --
                                                     --           --           --              --                 --
    Total..................................          --            6           12              32                 19

------------------------

*   currently testing

PRODUCTION

    The following table sets forth the Company's net oil and gas production for the periods indicated.

                                                                                         NINE MONTHS     NINE MONTHS ENDED
                                                        YEAR ENDED MARCH 31,           ENDED DECEMBER
                                                                                             31,           SEPTEMBER 30,
                                                -------------------------------------  ---------------  --------------------
                                                   1994         1995         1996           1996          1996       1997
                                                   -----        -----        -----     ---------------  ---------  ---------
Natural gas (MMcf)............................         638          782          941          2,104         1,421      4,564
Crude oil and condensate (MBbls)..............          58           37           10             --             4         --

AVERAGE SALES PRICES AND LOE

    The following table sets forth the average sales price and the average LOE per Mcfe, for the periods indicated.

                                                                      NINE MONTHS     NINE MONTHS ENDED
                                                                    ENDED DECEMBER
                                        YEAR ENDED MARCH 31,              31,           SEPTEMBER 30,
                                   -------------------------------  ---------------  --------------------
                                     1994       1995       1996          1996          1996       1997
                                   ---------  ---------  ---------  ---------------  ---------  ---------
Average sales price
  Natural gas (per Mcf)..........  $    2.15  $    1.67  $    1.29     $    1.66     $    1.46  $    1.80
  Oil (per Bbl)..................      14.50      15.97      18.40            --            --         --
Average LOE (per Mcfe)...........  $    0.81  $    0.99  $    0.65     $    0.33     $    0.34  $    0.31

PRODUCTIVE WELLS

    The following table sets forth, as of September 30, 1997, the number of gross and net productive oil and gas wells. Productive wells are producing wells and wells capable of production, including shut-in wells.

                PRODUCTIVE WELLS
------------------------------------------------
         OIL                      GAS
----------------------  ------------------------
  GROSS        NET         GROSS         NET
---------      ---      -----------      ---
   --          --               73           73

ACREAGE

    At September 30, 1997, Evergreen held developed and undeveloped acreage as set forth below:

                           DEVELOPED ACRES       UNDEVELOPED ACRES             TOTAL
                         --------------------  ----------------------  ----------------------
LOCATION                   GROSS       NET       GROSS        NET        GROSS        NET
-----------------------  ---------  ---------  ----------  ----------  ----------  ----------
Colorado...............     18,811     14,247     116,764      97,504     135,575     111,751
United Kingdom.........     --         --         371,018     371,018     371,018     371,018
Falkland Islands.......     --         --         400,640       8,012     400,640       8,012
Chile..................     --         --       2,400,000   1,800,000   2,400,000   1,800,000
                         ---------  ---------  ----------  ----------  ----------  ----------
  Total................     18,811     14,247   3,288,422   2,276,534   3,307,233   2,290,781
                         ---------  ---------  ----------  ----------  ----------  ----------
                         ---------  ---------  ----------  ----------  ----------  ----------

    The following table sets forth the expiration dates of the gross and net acres subject to Colorado leases summarized in the table of undeveloped acreage.

                                                                                  ACRES EXPIRING
                                                                               --------------------
                                                                                 GROSS       NET
                                                                               ---------  ---------
Twelve Months Ended:
December 31, 1998............................................................      4,884      4,648
December 31, 1999............................................................      4,150      2,343
December 31, 2000 and later..................................................      1,489      1,415

COMPETITION

    The Company competes with numerous other companies in virtually all facets of its business, including many that have significantly greater resources. Such competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties than the financial or personnel resources of the Company permit. The ability of the Company to increase reserves in the future will be dependent on its ability to select and acquire suitable producing properties and prospects for future exploration and development. The availability of a market for oil and natural gas production depends upon numerous factors beyond the control of producers, including but not limited to the availability of other domestic or imported production, the locations and capacity of pipelines, and the effect of federal and state regulation on such production.

GOVERNMENT REGULATION OF THE OIL AND GAS INDUSTRY

    GENERAL. The Company's business is affected by numerous governmental laws and regulations, including energy, environmental, conservation, tax and other laws and regulations relating to the energy industry. Changes in any of these laws and regulations could have a material adverse effect on the Company's business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to the Company, the Company cannot predict the overall effect of such laws and regulations on its future operations.

    The Company believes that its operations comply in all material respects with all applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive effect on the Company's method of operations than on other similar companies in the energy industry.

    The following discussion contains summaries of certain laws and regulations and is qualified in its entirety by the foregoing.

    FEDERAL REGULATION OF THE SALE AND TRANSPORTATION OF OIL AND GAS. Various aspects of the Company's oil and natural gas operations are regulated by agencies of the Federal government. The FERC regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). In the past, the Federal government has regulated the prices at which oil and gas could be sold. While "first sales" by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993.

    Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B and 636-C (Order No. 636), which require interstate pipelines to provide transportation services separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open access transportation on a nondiscriminatory basis that is equal for all natural gas shippers. Although Order No. 636 does not directly regulate the Company's production activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company's activities. Although Order No. 636, assuming it is upheld in its entirety, could provide the Company with additional market access and more fairly applied transportation service rates, Order No. 636 could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances. Order 636 and subsequent FERC orders issued in individual pipeline restructuring proceedings have been the subject of appeals, the results of which have generally supported the FERC's open-access policy. Last year, the United States Court of Appeals for the District of Columbia Circuit largely upheld Order No.
636. Because further review of certain of these orders is still possible and other appeals remain pending, it is difficult to predict the ultimate impact of the orders on the Company and its production efforts.

    The FERC has announced several important transportation-related policy statements and proposed rule changes, including the appropriate manner in which interstate pipelines release capacity under Order No. 636 and, more recently, the price which shippers can charge for their released capacity. In addition, in

1995, FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. In January 1996, the FERC issued a policy statement and a request for comments concerning alternatives to its traditional cost-of-service rate making methodology. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. In February 1997, the FERC announced a broad inquiry into issues facing the natural gas industry to assist the FERC in establishing regulatory goals and priorities in the post-Order No. 636 environment. While these changes would affect the Company only indirectly, they are intended to further enhance competition in the natural gas markets. The Company cannot predict what action the FERC will take on these matters, nor can it predict whether the FERC's actions will achieve its stated goal of increasing competition in natural gas markets. However, the Company does not believe that it will be treated materially differently than other natural gas producers and markets with which it competes.

    Commencing in October 1993, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations. The effects, if any, of these policies on the Company's operations are uncertain.

    The FERC has also recently issued numerous orders confirming the sale and abandonment of natural gas gathering facilities previously owned by interstate pipelines and acknowledging that if the FERC does not have jurisdiction over services provided thereon, then such facilities and services may be subject to regulation by state authorities in accordance with state law. A number of states have either enacted new laws or are considering the adequacy of existing laws affecting gathering rates and/or services. Other state regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. Thus, natural gas gathering may receive greater regulatory scrutiny of state agencies in the future. The Company's gathering operations could be adversely affected should they be subject in the future to increased state regulation of rates or services, although the Company does not believe that it would be affected by such regulation any differently than other natural gas producers or gatherers. In addition, FERC's approval of transfers of previously-regulated gathering systems to independent or pipeline affiliated gathering companies that are not subject to FERC regulation may affect competition for gathering or natural gas marketing services in areas served by those systems and thus may affect both the costs and the nature of gathering services that will be available to interested producers or shippers in the future.

    The Company owns certain natural gas pipeline facilities that it believes meet the traditional tests the FERC has used to establish a pipeline's status as a gatherer not subject to the FERC jurisdiction. Whether on state or federal land or in offshore waters subject to the Outer Continental Shelf Land Act ("OCSLA"), natural gas gathering may receive greater regulatory scrutiny in the post-Order No. 636 environment.

    The Company conducts certain operations on federal oil and gas leases, which are administered by the Minerals Management Service (the "MMS"). The MMS issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. This proposed rule would modify the valuation of procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on oil posted prices and assign a value to crude oil that better reflects market value, establish a new MMS form for collecting value differential data, and amend the valuation procedure for the sale of federal royalty oil. Similar rulemaking regarding natural gas royalties have also been considered by the agency, but there is no current proposed rule on this issue for natural gas. The Company cannot predict what action the MMS will take on this matter, nor can it predict at this stage of the rulemaking proceeding how the Company might be affected by this amendment to the MMS' regulations.

    Additional proposals and proceedings that might affect the oil and gas industry are pending before Congress, the FERC, the MMS, state commissions and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company or its subsidiaries. No material portion of Evergreen's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Federal government.

    STATE REGULATION -- UNITED STATES. The Company's operations are also subject to regulation at the state level. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the size of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. To the extent any of the Company's natural gas gathering facilities are subject to state regulation, regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. These regulatory burdens may affect profitability, and the Company is unable to predict the future cost or impact of complying with such regulations.

    ENVIRONMENTAL MATTERS. Extensive federal, state and local laws affecting oil and natural gas operations, including those carried on by the Company, regulate the discharge of materials into the environment or otherwise protect the environment. Numerous governmental agencies issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. Some laws, rules and regulations relating to the protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination, rendering a person liable for environmental damages, cleanup costs and, in the case of oil spills in certain states, consequential damages without regard to negligence or fault on the part of such person. Other laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist or even prohibit exploration or production activities in environmentally sensitive areas. In addition, state and provincial laws often require some form of remedial action to prevent pollution from former operations, such as closure of inactive pits and plugging of abandoned wells. Legislation has been proposed in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. The regulatory burden on the oil and natural gas industry increases its cost of doing business and consequently affects its profitability.

    Compliance with these environmental requirements, including financial assurance requirements and the costs associated with the cleanup of any spill, could have a material averse effect upon the capital expenditures, earnings or competitive position of the Company and its subsidiaries. The Company believes that it is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company. Nevertheless, changes in environmental law have the potential to adversely affect the Company's operations.

    For example, the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury or property damages allegedly caused by the hazardous substances released into the environment. At least two federal courts have held that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA. In addition, the Company generates or has generated in the past wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency and various state agencies have promulgated regulations that limit the disposal options for certain hazardous and nonhazardous wastes.

    The Company has in the past owned or leased several properties that for many years have been used to store and maintain equipment that was regularly used to explore for and produce oil and gas. In particular, current and prior operations of the Company included oil and gas production in the Rocky Mountain states and the portion of the Permian Basin within the State of New Mexico. Although the Company utilized operating and disposal practices that were standard for the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have from time to time been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the waste disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination).

    In connection with its coalbed methane gas production, the Company from time to time conducts production enhancement techniques, including various activities designed to fracture the coalbed formation. While production enhancement techniques are performed by the Company in substantial compliance with the requirements set forth by the State of Colorado, neither Colorado nor the U.S. Environmental Protection Agency ("EPA") regulates this coalbed formation fracturing as a form of underground injection. On August 7, 1997, the Eleventh Circuit Court of Appeals held, in a case brought by a citizens environmental organization, that hydraulic fracturing performed in coalbed methane gas production in Alabama falls within the definition of "underground injection" as defined in the federal Safe Drinking Water Act and, therefore, EPA is required to regulate this activity. As a consequence of this holding, the Eleventh Circuit also granted a petition filed by the plaintiff in the case to review EPA's refusal to initiate proceedings that would withdraw federal approval of Alabama's UIC program. It is not known whether EPA will apply the court's ruling in this decision outside of the Eleventh Circuit (Alabama, Georgia, and Florida). Nevertheless, it is possible that hydraulic fracturing of coalbeds for methane gas production will become regulated within the United States as a form of underground injection, resulting in the imposition of stricter performance standards (which, if not met, could result in diminished opportunities for methane gas production enhancement) and increased administrative and operating costs for the Company. Management of the Company cannot predict at this time whether regulation of hydraulic fracturing as a form of underground injection will have an adverse material effect on the Company's operations or financial position. However, such regulation is not expected to be any more burdensome to the Company than it will be to other similarly situated companies involved in coalbed methane gas production within the United States.

    Although the Company maintains insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs, that such insurance will continue to be available in the future or that such insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on the Company's financial condition and operations.

TITLE TO PROPERTIES

    As is customary in the oil and gas industry, only a preliminary title examination is conducted at the time leases of properties believed to be suitable for drilling operations are acquired by the Company. Prior to the commencement of drilling operations, a thorough title examination of the drill site tract is conducted by independent attorneys. Once production from a given well is established, the Company prepares a division order title report indicating the proper parties and percentages for payment of production proceeds, including royalties. The Company believes that titles to its leasehold properties are good and defensible in accordance with standards generally acceptable in the oil and gas industry.

OFFICE AND OPERATIONS FACILITIES

    The Company leases its corporate offices in Denver, Colorado. The lease covers approximately 11,800 square feet and is month-to-month. The current monthly rental rate is approximately $12,800. The Company believes its office space is sufficient for the foreseeable future and, in the event, that its lease is terminated, other suitable space will generally be available.

    The Company operates a low pressure gathering system and a three stage compression station with 306,000 feet of steel pipe ranging in size from three inches to 24 inches. Currently, the compressor station discharges at a pressure of 750 psi from four 950 horsepower compressors and two 3,000 horsepower compressors. Current maximum throughput is approximately 35 MMcf per day at a maximum pressure of 1,000 psi. The compressor station is designed for an anticipated maximum throughput of 50 MMcf per day for sales into CIG's Picketwire Lateral pipeline.

LEGAL PROCEEDINGS

    Except for the Amoco proceedings referenced below, the Company is not involved in any material pending legal proceedings to which the Company or its subsidiary is a party or to which any of its property is subject.

    On June 25, 1997, Evergreen filed an action in the Las Animas County, Colorado District Court seeking a declaratory judgment against Amoco regarding the proposed sale by Amoco of certain property located in the Raton Basin, Las Animas County. Included in this property was approximately 22,000 gross non-producing acres which is located within the Cottontail Pass Federal Unit, situated near the center of Evergreen's present 135,000 gross acreage position in the Raton Basin. Evergreen, as a working interest owner in the unit, had a preferential right under the applicable unit operating agreement to purchase these 22,000 gross acres for $3,179,000. Evergreen tendered to Amoco notice of its intention to exercise this preferential right to purchase. Amoco contended that it did not receive valid notice of the preferential purchase rights from Evergreen. In its action, Evergreen sought a declaratory judgment that Evergreen had properly exercised its preferential right of purchase, and that Amoco was obligated to sell the properties covered by that right of purchase to Evergreen. On November 12, 1997, the court granted Evergreen's motion for summary judgment and ruled that Evergreen properly exercised its right of purchase for the subject properties. Amoco has the right to appeal this ruling.

EMPLOYEES

    At September 30, 1997, the Company employed 35 full time and 1 part time persons.

                                   MANAGEMENT

    The Executive Officers and Directors of the Company and their respective positions and ages are set forth below:

NAME                           AGE                                          POSITION
-------------------------      ---      ---------------------------------------------------------------------------------
Mark S. Sexton                     41   President, Chief Executive Officer and Director

Dennis R. Carlton                  46   Senior Vice President Exploration & Operations and Director

Kevin R. Collins                   40   Vice President Finance, Chief Financial Officer and Treasurer

Alain G. Blanchard                 56   Director

Larry D. Estridge                  52   Director

John J. Ryan III                   70   Director

Scott D. Sheffield                 45   Director

J. Keither Martin                  63   Secretary

Ian M. Thomson                     57   Managing Director, ERUK

James S. Williams                  62   Director

    MARK S. SEXTON was named a Director of Evergreen in March 1995 and President and Chief Executive Officer in June 1995. He was named Vice President Operations for Evergreen and President of EOC in 1989. A Registered Professional Engineer in Colorado, Mr. Sexton graduated in 1978 from Stanford University with a B.S. degree in Mechanical Engineering. From 1978 to 1982, he was employed in various engineering and financial positions with Amoco Production Company. From 1982 to 1985, he was employed with Norwest Bank Minneapolis as Manager of Engineering and Evaluations. From 1986 to 1987, he was President of Sound Energy Development Co. and Managing Director of the Carbon River Energy Partnership. He resides in Evergreen, Colorado and devotes full time to Evergreen.

    DENNIS R. CARLTON was named a Director of Evergreen in March 1995. He received a Bachelor of Science degree in Geology in 1972 and a Master of Science degree in Geology in 1975 from Wichita State University. He joined Evergreen in December 1981 as Vice President Geology. He was named a Director in March 1985 and President in December 1986. He served as President and as a Director until May 1989 when he was named Executive Vice President of EOC. In May 1991 he was named Vice President Exploration of Evergreen. In June 1995 he was named President of EOC. In July 1997 he was named Senior Vice President Exploration and Operations.

    KEVIN R. COLLINS joined Evergreen as Vice President Finance, Chief Financial Officer and Treasurer in July 1995. He received a B.S. in Business Administration and Accounting from the University of Arizona in 1980, and became a CPA in 1983. Mr. Collins has been involved in public accounting for over twelve years. From 1986 to 1994 he was employed by BDO Seidman, LLP, Denver where he was Senior Manager. He was with Ehrhardt Keefe Steiner & Hottman, CPA's, Denver from October 1994 to June 1995.

    ALAIN G. BLANCHARD was named a Director of Evergreen in May 1989. From 1983 until 1988 Mr. Blanchard was an Associate and shareholder of Laidlaw Adams and Peck. A resident of Brussels, Belgium, he has managed discretionary funds for private and institutional clients for over 20 years and continues to do so. Mr. Blanchard graduated from the University of Paris with a doctorate in economics and a degree in political science.

    LARRY D. ESTRIDGE was named a Director of Evergreen in May 1989. He is a partner in the law firm of Wyche, Burgess, Freeman & Parham, P.A., Greenville, South Carolina. Mr. Estridge graduated from Harvard Law School in 1969 and has been affiliated with Wyche, Burgess, Freeman & Parham, P.A. since July 1972.

    JOHN J. RYAN III was named a Director of Evergreen in May 1989. Since 1982 he has been engaged in international tax and investment activities through his firm, Corporate Investment Services. Mr. Ryan is Chairman of ERUK. Mr. Ryan serves as a director of Vail Resorts, Inc., and Converse, Inc.

    SCOTT D. SHEFFIELD was named a Director of Evergreen in September 1996. Since April 1985, Mr. Sheffield has served as President and Chief Executive Officer of Pioneer Natural Resources Company, an energy company traded on the New York Stock Exchange, and its predecessor company, Parker & Parsley Petroleum Company. From 1979 to April 1985 he was employed by Parker & Parsley Petroleum Company in various engineering positions, serving from 1981-1985 as Vice President of Engineering. Mr. Sheffield obtained a Bachelor of Science Degree in Petroleum Engineering from the University of Texas in 1975.

    J. KEITHER MARTIN was named Secretary of Evergreen in June 1995. He has served as Controller for EOC since 1984. During the previous sixteen years, Mr. Martin was employed by Anderson Oil Company as Director of Financial Information.

    IAN M. THOMSON has served as Managing Director of ERUK since its formation in 1991. He graduated in 1961 from Edinburgh University with a BSc (Hons) degree in engineering followed by post-graduate studies at Imperial College, London. He was a Board Director of the Laird Group PLC, a United Kingdom industrial conglomerate, responsible for a mining equipment subsidiary in the United Kingdom, United States and other countries. He presently holds various non-executive directorships in United Kingdom industrial and manufacturing companies.

    JAMES S. WILLIAMS has been a Director of Evergreen since founding the Company in 1981 and served as Chairman until July 1, 1997. Mr. Williams graduated in 1956 from Columbia College and has been engaged in U.S. oil and gas activities for over twenty years.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership and voting power of the Common Stock at September 30, 1997 (except as otherwise noted) before and after giving effect to the Offering, held, and the shares of Common Stock included in the Offering, by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the Selling Shareholders, (iii) each named executive officer and director and (iv) all executive officers and directors as a group. Share calculations are based on the assumption that the Underwriters' over-allotment option is not exercised. Unless otherwise noted, each person has sole voting and investment power with respect to such person's shares owned. All share amounts in the table include shares which are not outstanding but which are the subject of options exercisable in the 60 days following the date hereof. All percentages are calculated based on the total number of outstanding shares, plus the number of shares for the particular person or group which are not outstanding but which are the subject of options or other convertible securities exercisable or convertible in the 60 days following the date hereof.

                                                              SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                             OWNED BEFORE OFFERING    SHARES     OWNED AFTER OFFERING
                                                            -----------------------    TO BE    -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                          NUMBER      PERCENT     OFFERED     NUMBER      PERCENT
----------------------------------------------------------  ----------  -----------  ---------  ----------  -----------
Heartland Advisors, Inc. .................................   1,034,000        9.95%         --   1,034,000        8.34%
 790 North Milwaukee St.
 Milwaukee, WI 54303
Wellington Management Co. ................................     671,000        6.45          --     671,000        5.41
 75 State Street
 Boston, MA 02109
Gerald R. Forsythe .......................................   1,592,716(1)      15.03   125,000(9)  1,467,716      11.65
 1075 Noel Aveneue
 Whelling, IL 60090
John Hancock Mut. Life Ins. Co.  .........................   2,498,376(2)      23.58   625,000(9)  1,873,376      14.87
 Post Office Box 111
 Boston, MA 02117
John J. Ryan III..........................................     277,300(3)       2.66        --     277,300(3)       2.23
James S. Williams.........................................     163,540(4)       1.56        --     163,540(4)       1.31
Mark S. Sexton............................................     177,944(5)       1.70        --     177,944(5)       1.43
Dennis R. Carlton.........................................     147,846(6)       1.41        --     147,846(6)       1.19
J. Keither Martin.........................................       7,500           *          --       7,500           *
Kevin R. Collins..........................................      39,750(7)          *        --      39,750(7)          *
Alain Blanchard...........................................      56,920(8)          *        --      56,920(8)          *
Scott F. Sheffield........................................       4,700           *          --       4,700           *
Larry D. Estridge.........................................      21,000(8)          *        --      21,000(8)          *
All Officers and Directors as a ..........................     896,500        8.34          --     896,500        7.03
 Group (9 persons)

------------------------------

   * Less than 1%.

 (1) Consists of shared voting and dispositive power over 364,500 shares and 14,452 shares issuable under stock purchase warrants currently exercisable held by Energy Investors Fund I ("Fund I") and 1,028,216 shares and 185,548 shares issuable under stock purchase warrants currently exercisable held by Energy Investors Fund II ("Fund II"). Fund I is controlled by its general partner Energy Investors Partners, L.P. ("Partners I"). Fund II is controlled by its general partner Energy Investors Partners II, L.P. ("Partners II"). Partners I and Partners II are each 50%-owned by John Hancock Energy Resources Management, Inc. ("JHERM"), an indirect, wholly-owned subsidiary of John Hancock Mutual Life Insurance Co. ("John Hancock"), and by EIF Investors, Inc. ("Investors"). Investors is 100%-owned by EIF Acquisition, L.L.C., which in turn is 99%-owned by Indeck Capital, Inc., which in turn is 80%-owned by Gerald R. Forsythe. North American Funding, L.L.C. owns the other 1% of Investors.

 (2) Consists of 905,660 shares held directly and voting and dispositive power over 1,592,716 shares held by JHERM as described in note (1) above. JHERM is a wholly-owned subsidiary of John Hancock Subsidiaries, Inc., which in turn is a wholly-owned subsidiary of John Hancock.

 (3) Includes 30,000 shares issuable pursuant to stock purchase warrants currently exercisable.

 (4) Includes 105,000 shares issuable pursuant to stock purchase warrants currently exercisable.

 (5) Includes 82,250 shares issuable pursuant to stock purchase warrants currently exercisable.

 (6) Includes 77,500 shares issuable pursuant to stock purchase warrants currently exercisable.

 (7) Includes 23,750 shares issuable pursuant to stock purchase warrants currently exercisable.

 (8) Includes 20,000 shares issuable pursuant to stock purchase warrants currently exercisable.

 (9) Fund I and Fund II intend to sell approximately 250,000 shares in aggregate. Since Gerald R. Forsythe and John Hancock are each 50% beneficial owners of both Fund I and Fund II, 125,000 of the aggregate shares to be offered by the funds are attributed to each of Gerald R. Forsythe and John Hancock.

    The Company has issued to the executive officers listed below warrants to purchase Common Stock. These warrants have a term of five years and an exercise price of $7.00 per share. They vest in 1998, 1999 and 2000 if the Company experiences at least 20% growth over the previous fiscal year in each of the following three categories: total proved developed reserves, total production, and cash flow. Additionally, in order to exercise the warrants, the warrant holders must be employed by the Company as of the last day of the relevant fiscal year.

                                                                   NUMBER OF WARRANTS TO BE ISSUED
                                                                   -------------------------------
NAME                                                                 1998       1999       2000
-----------------------------------------------------------------  ---------  ---------  ---------
Mark S. Sexton...................................................     19,250     19,250     19,250
Dennis R. Carlton................................................     17,500     17,500     17,500
Kevin R. Collins.................................................      8,750      8,750      8,750

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have 12,395,915 shares of Common Stock outstanding, excluding shares underlying warrants (12,808,415 shares if the Underwriters' over-allotment option is exercised in full), of which 10,722,039 shares (11,134,539 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act. All of the remaining 1,673,876 shares will be held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"), and may be sold subject to the provisions of Rule 144. Of these shares, 405,660 shares will be held by John Hancock and be subject to registration rights. In addition, security holders other than John Hancock will hold registration rights covering 1,542,716 shares of Common Stock, including 400,000 shares underlying warrants. See "Description of Common Stock--Registration Rights." The Company has reserved an aggregate of 10% of its outstanding Common Stock (calculated at any given point in time) for issuance of shares, warrants or options under its Key Employee Equity Plan (the "Key Employee Plan"), and has filed a registration statement to register the issuance of the currently outstanding shares under the Key Employee Plan.

    The Company, the executive officers, directors of the Company, the Selling Shareholders and certain other Company shareholders have agreed that they will not (except pursuant to the Offering), for a period of 120 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional shares, warrants or options under the Key Employee Plan. Upon the expiration of the lockup agreements, 2,811,501 shares (which include 358,500 shares reserved for issuance under options granted or that may be granted pursuant to the Key Employee Plan and warrants to purchase 367,125 shares) held by such executive officers, directors and Selling Stockholders will become eligible for sale in the public market, subject (where relevant) to the applicable volume and manner-of-sale limitations of Rule 144 and vesting requirements with respect to options or the filing of a registration statement pursuant to demand registration rights. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements.

    Under Rule 144, the volume limitations permit the sale of a number of shares during any three month period by each seller (aggregated into sales of certain related persons) that does not exceed the greater of (a) 1% of the then outstanding shares of Common Stock (approximately 128,084 shares immediately after this Offering, assuming no exercise of the over-allotment options) or (b) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions.

    Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price and could impair the Company's future ability to raise capital through an offering of its equity securities.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.01 stated value per share, and 25,000,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). Of such authorized shares, 10,395,915 shares of Common Stock were issued and outstanding on November 20, 1997 and no shares of Preferred Stock were issued and outstanding.

    The following description of certain matters relating to the capital stock of the Company is summary in nature and is qualified in its entirety by the provisions of the Company's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws"), copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of Company funds legally available for the payment of dividends. The Company has not paid any cash dividends since its inception. The Company anticipates that future earnings will be retained for development of its business and that no cash dividends will be declared in the foreseeable future. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders subject to any prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock are not entitled to fractional votes for fractional shares held, and holders of Common Stock do not have cumulative voting rights in the election of directors of the Company. Holders of Common Stock do not have any preemptive rights to acquire any additional shares or securities of the Company, including shares or securities held in the treasury of the Company. Issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. See " -- Preferred Stock."

PREFERRED STOCK

    The Board is authorized by the Articles, without action of the Shareholders, to issue Preferred Stock from time to time in one or more series. The Board may also fix, for each series, the number of shares, distribution rights, redemption rights and obligations including obligations of the Company pursuant to a sinking fund, conversion rights, voting rights, liquidation and dissolution rights and other rights, powers, preferences, qualifications, limitations or restrictions permitted by Colorado law.

    Future issues of Preferred Stock could, under certain circumstances, be dilutive to holders of Common Stock and would result in a reduction in percentage ownership interest in the Company by holders of Common Stock. In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of the Company not approved by the Board, it would be possible, subject to any limitations imposed by applicable law, the Articles, the terms and conditions of outstanding classes or series of Preferred Stock and the applicable rules of any securities exchanges upon which securities of the Company are at any time listed or of other markets in which securities of the Company are at any time listed, for the Board to authorize the issuance of one or more series of Preferred Stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of the Company. The issuance of Preferred Stock may have an adverse effect on the rights (including voting rights) of holders of Common Stock.

WARRANTS AND OPTIONS

    At November 20, 1997, the Company had outstanding warrants to purchase a total of 956,086 shares of Common Stock. Of this total, warrants covering 200,000 shares having an exercise price of $6.90 per share and which expire October 22, 2001 were issued to the underwriters who participated in the Company's public offering of Common Stock in October 1996. Additional warrants covering 250,000 shares were issued to Energy Investors Fund II, LP, warrants covering 100,000 of which are exercisable at

$7.80 per share and warrants covering 150,000 of which are exercisable at $7.00 per share, and all of which expire on December 1, 2001. The remaining warrants covering 506,086 shares have been issued to Company employees pursuant to the Key Employee Plan. These warrants have five year terms and are exercisable at prices per share ranging from $4.25 to $9.875.

REGISTRATION RIGHTS AGREEMENTS

    Certain shareholders of the Company have registration rights with respect to the Company's stock which they hold.

    The Company granted registration rights in connection with the issuance of the 8% Convertible Preferred Stock, all of which was converted on November 1, 1997 into 905,660 shares of Common Stock. Such holders have the right to one demand registration right (and in certain cases an additional demand right) and unlimited piggy-back rights.

    The Company granted certain registration rights in connection with the issuance of an aggregate of 1,162,266 shares of Common Stock issued to Energy Investors Fund I, L.P., Energy Investors Fund II, L.P. and Powerbridge, Inc. (the "EIF/Powerbridge Shareholders") issued under acquisition agreements executed in August 1996. These registration rights provide the EIF/Powerbridge Shareholders with three demand registration rights and certain piggy-back registration rights. None of the demand registration rights have been exercised.

    In connection with the issuance of Common Stock in October 1996, the Company entered into a registration rights agreement which requires that the Company file a selling shareholder registration statement beginning October 21, 1997 and keep it continuously effective for a five-year period with respect to the 200,000 shares of Common Stock issuable pursuant to warrants granted to the underwriters for that issuance. This registration statement has been filed.

ANTI-TAKEOVER PROVISIONS

    SHAREHOLDER RIGHTS PLAN. On July 7, 1997, the Board adopted the Rights Plan, pursuant to which stock purchase rights were distributed as a dividend to holders of Common Stock at a rate of one Right for each share of Common Stock held of record as of July 22, 1997. The Rights Plan provides, among other things, that the rights become exercisable only if a "triggering event" occurs. A triggering event occurs if (i) a person or group (except for Existing 20% Shareholders as defined below) acquires or commences a tender offer for 20% or more of the Common Stock or (ii) an Existing 20% Shareholder acquires Common Stock resulting in, or commences a tender offer which would result in, such person's ownership of 30% or more of the Common Stock (each an "Acquiring Person"). Upon the occurrence of a triggering event, each right (not held by an Acquiring Person) then represents the right to receive in exchange for the exercise price of $42.50 per share, Common Stock having a value worth twice the exercise price. Alternatively, the Board of Directors, in lieu of receipt of the exercise price, could exchange one share of Common Stock for each outstanding right (except rights held by the Acquiring Person). An Existing 20% Shareholder is a person or group holding 20% or more of the Common Stock prior to the adoption of the Rights Plan.

    Also, in the event that the Company is involved in a merger or other business combination at any time after a triggering event, the Rights will be modified so as to entitle a holder to buy a number of shares of Common Stock of the acquiring entity having a market value of twice the exercise price of each Right.

    Until the Rights become exercisable, they attach to and trade with the Common Stock. The Rights will expire July 22, 2007. The Rights may be redeemed by the Company at a price of $0.001 per Right if the redemption is approved by the members of the Board who were members of the Board prior to any "triggering event."

    The Rights Plan is designed to enhance the Board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics. However, the existence of the Rights Plan may impede a takeover of the Company not supported by the Board of Directors, including a takeover that may be desired by a majority of the Company's shareholders or involving a premium over the prevailing stock price.

    STRUCTURE OF THE BOARD OF DIRECTORS. The Articles provide for a Board of directors with staggered terms of office. The Company must have at least six directors serving three year terms. The Board itself may increase the number of directors and fill the vacancies thus created by majority resolution subject to certain statutory limitations. One-third of the directors are subject to reelection in any given year. Directors chosen by the Board to fill vacancies on the Board are subject to reelection at the next annual meeting of shareholders following their initial election by the Board. The Articles also provide that directors may be removed from office for cause by a vote of holders of 80% of the shares entitled to vote thereon taken at a meeting called and held for the purpose of removing directors. Thus, were a hostile acquiror to obtain a majority of the outstanding voting shares of the Company, the acquiror could not be certain it could immediately gain control of the Board by removing existing directors and replacing them with directors of its own choosing.

STOCKHOLDER ACTION

    The Articles provide that a majority of shares entitled to vote on a matter, present either in person or by proxy, constitutes a quorum. Once a share is represented at a meeting, it is considered present for quorum purposes for the remainder of that meeting or any adjournment of that meeting. If a quorum exists, action on a matter is generally approved if the votes cast for the action exceed that votes cast against the action unless relevant law or the Articles provide otherwise. Colorado law and the Articles require that certain extraordinary corporate transactions, including but not necessarily limited to mergers, share exchanges, sale of substantially all assets, and dissolution, be approved by a majority of the votes entitled to be cast on the matter. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists.

    Pursuant to Colorado law, stockholders may take action by consent without the holding of a meeting unless the Articles provide otherwise. For stockholders to take action by consent, the Company must receive written consents approving the action signed by holders of all of the shares entitled to vote on the matter.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc., Denver, Colorado.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters") for whom Prudential Securities Incorporated, Howard, Weil, Labouisse, Friedrichs Incorporated and Hanifen, Imhoff Inc. are acting as the representatives (collectively, the "Representatives") have severally agreed, subject to the terms and conditions contained in the underwriting agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                                               NUMBER
                                        UNDERWRITER                                          OF SHARES
-------------------------------------------------------------------------------------------  ----------
Prudential Securities Incorporated.........................................................
Howard, Weil, Labouisse, Friedrichs Incorporated...........................................
Hanifen, Imhoff Inc........................................................................

                                                                                             ----------
  Total....................................................................................   2,750,000
                                                                                             ----------
                                                                                             ----------

    The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

    The Underwriters, through the Representatives, have advised the Company and the Selling Shareholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $ per share; and that such dealers may reallow a concession of $ per share to certain other dealers. After the Offering, the offering price and the concessions may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 412,500 additional shares of Common Stock at the public offering price less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, such Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each underwriter's name and in the preceding table bears to 2,750,000.

    The Company, its executive officers and directors, the Selling Shareholders and certain of the Company's shareholders have agreed that they will not (except pursuant to any employee plan), directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase, or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 120 days after the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such agreements.

    The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or to contribute to losses incurred by the several Underwriters arising out of certain liabilities, including liabilities under the Securities Act.

    In connection with this offering, certain Underwriters (and selling group members, if any) and their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    In connection with this Offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 412,500 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wyche, Burgess, Freeman & Parham, P.A., Greenville, South Carolina. Larry D. Estridge, a director of the Company, is a member of that firm and beneficially owns 21,000 shares of Common Stock. Certain matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

    The financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Powerbridge, Inc. and subsidiaries for the year ended December 31, 1995 incorporated in this prospectus by reference from the Company's Form 8-K/A dated September 6, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about Powerbridge, Inc.'s ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The estimated reserve evaluations and related calculations of Resource Services International, Inc., independent petroleum engineering consultants, set forth in the Prospectus have been included herein in reliance upon the authority of said firm as experts in petroleum engineering.

    The estimated reserve evaluations and related calculations of Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants, set forth in the Prospectus have been included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of fees at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The Company's Common Stock is quoted on The Nasdaq Stock Market, and financial reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., Washington, DC.

    The Company has filed with the Commission a Registration Statement (which shall include any amendments thereto) on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and the exhibits and schedules thereto are available for inspection and copying as set forth in the preceding paragraph. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, all of which were previously filed with the Commission, are hereby incorporated by reference in this Prospectus:

    The Company's Transition Report on Form 10-K for the transition period from March 31, 1996 to December 31, 1996, as amended by Form 10-K/A.

    The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, as amended by Form 10-Q/A.

    The Company's Current Report on Form 8-K dated August 21, 1996, as amended by the Form 8-K/A dated September 6, 1996 and the Form 8-K/A(2) dated November 24, 1997.

    The Company's Current Report on Form 8-K dated July 7, 1997.

    The description of the Company's Common Stock that is contained in the Company's Form 8-A filed with the Commission on or about December 21, 1981, including any amendment or report filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Sections 13(a),13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the shares of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of those documents. Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently-filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, including any beneficial owner, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to Evergreen Resources, Inc., 1512 Larimer Street, Suite 1000, Denver, Colorado, 80202, Attn: Chief Financial Officer. (303) 534-0400.

                                    GLOSSARY

    As used in this Prospectus, the terms listed below have the specific meanings set forth:

    The following are abbreviations and definitions of terms commonly used in the oil and natural gas industry and this Prospectus. Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

    AVERAGE FINDING COST. The average amount of total capital expenditures, including acquisition costs, and exploration and abandonment costs, for oil and natural gas activities divided by the amount of proved reserves added in the specified period (including the effect on proved reserves or reserve revisions).

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

    BCF. One billion cubic feet.

    BCFE. One billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    BTU OR BRITISH THERMAL UNIT. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

    CAPITAL EXPENDITURES. Costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

    COALBED METHANE. Methane gas from coals in the ground, extracted using conventional oil and natural gas industry drilling and completion methodology. The gas produced is usually over 90% methane, with a small percentage of ethane and impurities such as carbon dioxide and nitrogen. Methane is the principal component of natural gas. Coalbed methane shares the same markets as conventional natural gas, via the natural gas pipeline infrastructure.

    COMPLETION. The installation of permanent equipment for the production of oil or natural gas.

    CONDENSATE. A hydrocarbon mixture that becomes liquid and separates from natural gas when the natural gas is produced and is similar to oil.

    DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

    DEVELOPMENT WELL. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

    DRY WELL. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of an oil or natural gas well.

    EBITDA. Net income (loss) attributable to Common Stock, plus interest, income taxes, depreciation, depletion and amortization.

    EXPLORATORY WELL. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which the Company has a working interest.

    LOE. Lease operating expenses, which includes, among other things, extraction costs and production and property taxes.

    MBBL. One thousand barrels of crude oil or other liquid hydrocarbons.

    MCF. One thousand cubic feet of natural gas.

    MCFE. One thousand cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    MMCF. One million cubic feet of natural gas.

    MMCFE. One million cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    NET ACRES OR NET WELLS. Gross acres or wells multiplied, in each case, by the percentage working interest owned by the Company.

    NET PRODUCTION. Production that is owned by the Company less royalties and production due others.

    OIL. Crude oil or condensate.

    OPERATOR. The individual or company responsible for the exploration, development and production of an oil or natural gas well or lease.

    PRESENT VALUE OF FUTURE NET REVENUES OR PV-10. The present value of estimated future net revenues to be generated from the production of proved reserves, net of estimated production and ad valorem taxes, future capital costs and operating expenses, using prices and costs in effect as of the date indicated, without giving effect to federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

    PROVED DEVELOPED RESERVES. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

    PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

    i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes: (A) that portion delineated by drilling and defined by natural gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

    iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

    PROVED UNDEVELOPED RESERVES. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

    RECOMPLETION. The recompletion for production of an existing well bore in another formation form that in which the well has been previously completed.

    RESERVE PLACEMENT COST. Total cost incurred for exploration and development, divided by reserves added from all sources, including reserve discoveries, extensions and improved recovery additions, net revisions to reserve estimates and purchases of reserves-in-place.

    RESERVES. Proved reserves.

    ROYALTY. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

    TCF. One trillion cubic feet of natural gas.

    UNDEVELOPED ACREAGE. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether or not such acreage contains proved reserves. Included within undeveloped acreage are those lease acres (held by production under the terms of a lease) that are not within the spacing unit containing, or acreage assigned to, the productive well holding such lease.

    WORKING INTEREST. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

    WORKOVER. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS
       FINANCIAL STATEMENTS OF EVERGREEN RESOURCES, INC. AND SUBSIDIARIES

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Certified Public Accountants.........................................................         F-2

Consolidated Balance Sheets, March 31, 1996, December 31, 1996 and September 30, 1997 (unaudited)..........         F-3

Consolidated Statements of Operations for the years ended March 31, 1995 and 1996, the nine months ended
  December 31, 1996, and the nine months ended September 30, 1996 and 1997 (unaudited).....................         F-4

Consolidated Statements of Stockholders' Equity for the years ended March 31, 1995 and 1996, the nine
  months ended December 31, 1996 and the nine months ended September 30, 1997 (unaudited)..................         F-5

Consolidated Statements of Cash Flows for the years ended March 31, 1995 and 1996, the nine months ended
  December 31, 1996 and the nine months ended September 30, 1996 and 1997 (unaudited)......................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors

Evergreen Resources, Inc.

Denver, Colorado

    We have audited the accompanying consolidated balance sheets of Evergreen Resources, Inc. and subsidiaries as of March 31, 1996 and December 31, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows and for each of the two years in the period ended March 31, 1996 and for the nine month period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Resources, Inc. and subsidiaries as of March 31, 1996 and December 31, 1996 and the results of their operations and their cash flows for each of the two years in the period ended March 31, 1996 and for the nine month period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          BDO SEIDMAN, LLP

Denver, Colorado

March 18, 1997

                           EVERGREEN RESOURCES, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                         MARCH 31,    DECEMBER 31,
                                                                           1996           1996
                                                                       -------------  -------------  SEPTEMBER 30,
                                                                                                         1997
                                                                                                     -------------
                                                                                                      (UNAUDITED)
                                                      ASSETS
Current:
  Cash and cash equivalents..........................................  $   3,702,511  $   2,640,300   $ 2,099,333
  Accounts receivable:
    Oil and gas sales................................................        237,178      1,182,635     1,675,433
    Joint interest billings and other................................        897,142        727,283       609,209
  Other current assets...............................................        132,446        113,964       207,497
                                                                       -------------  -------------  -------------
      Total current assets...........................................      4,969,277      4,664,182     4,591,472
Property and equipment (Notes 3, 15 and 17):
  Proved oil and gas properties, based on full-cost accounting.......     36,378,828     49,323,572    55,958,826
  Unevaluated properties not subject to amortization.................      7,792,739      8,579,220     9,260,850
  Gas gathering equipment............................................      4,415,439     13,952,381    20,777,033
  Support equipment..................................................        595,656      1,422,955     2,208,955
                                                                       -------------  -------------  -------------
                                                                          49,182,662     73,278,128    88,205,664
  Less accumulated depreciation, depletion and amortization..........     11,558,516     12,578,205    14,498,709
                                                                       -------------  -------------  -------------
  Net property and equipment.........................................     37,624,146     60,699,923    73,706,955
Designated cash (Note 4).............................................        770,076      1,493,114     1,789,088
Other assets.........................................................        808,218      1,386,376     1,824,681
                                                                       -------------  -------------  -------------
                                                                       $  44,171,717  $  68,243,595   $81,912,196
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................  $   1,204,378  $   3,223,047   $   683,790
  Amounts payable to oil and gas property owners.....................      1,123,465      1,068,532     2,676,578
  Accrued expenses and other.........................................         75,507        415,748       490,751
  Current portion -- capital lease (Note 15).........................         86,620        275,348       710,256
                                                                       -------------  -------------  -------------
      Total current liabilities......................................      2,489,970      4,982,675     4,561,375
  Production taxes payable (Note 4)..................................        770,076      1,493,114     1,789,088
  Obligations under capital lease (Note 15)..........................        191,956      1,173,500     2,976,086
  Note payable (Note 3)..............................................             --             --     8,400,000
  Long-term liabilities (Note 11)....................................      1,630,878      2,230,798     2,430,878
                                                                       -------------  -------------  -------------
      Total liabilities..............................................      5,082,880      9,880,087    20,157,427
Redeemable preferred stock (Note 6)..................................      7,500,000      6,000,000     6,000,000
Commitments (Note 11)
Stockholders' equity (Notes 7, 8 and 16):
  Common stock, $.01 stated value; shares authorized, 50,000,000;
    shares issued and outstanding, 5,899,736, 9,336,320 and
    9,469,544........................................................         58,998         93,636        94,695
  Additional paid-in capital.........................................     41,822,026     61,369,368    61,887,511
  Accumulated deficit................................................     (9,873,715)    (9,198,780)   (6,221,500)
  Foreign currency translation adjustment............................       (418,472)        99,284        (5,937)
                                                                       -------------  -------------  -------------
      Total stockholders' equity.....................................     31,588,837     52,363,508    55,754,769
                                                                       -------------  -------------  -------------
                                                                       $  44,171,717  $  68,243,595   $81,912,196
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                           EVERGREEN RESOURCES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         NINE MONTHS       NINE MONTHS ENDED
                                               YEARS ENDED MARCH 31,        ENDED            SEPTEMBER 30,
                                             --------------------------  DECEMBER 31,  --------------------------
                                                 1995          1996          1996          1996          1997
                                             ------------  ------------  ------------  ------------  ------------
                                                                                              (UNAUDITED)
Revenues:
  Oil and gas production (Note 9)..........  $  1,916,262  $  1,392,695   $3,502,385   $  2,139,689  $  8,194,717
  Oil and gas services (Note 13)...........       858,298       779,146      545,079        571,800       576,913
  Interest and dividends...................       116,320       206,769      142,521        146,694       100,965
  Other (Note 12)..........................       459,948       556,221       37,953         43,855       228,459
                                             ------------  ------------  ------------  ------------  ------------
Total revenues.............................     3,350,828     2,934,831    4,227,938      2,902,038     9,101,054
                                             ------------  ------------  ------------  ------------  ------------
Costs and expenses:
  Lease operating expense..................       993,838       656,899      700,875        489,236     1,443,849
  Gas gathering costs......................       237,831       218,644      110,363        124,561       112,358
  Cost of oil and gas services.............       789,778       727,121      621,521        584,536       621,383
  Depreciation, depletion and
    amortization...........................       709,008       589,936      965,794        670,712     2,042,508
  General and administrative expenses......       850,088       818,805      504,456        530,610       886,019
  Interest expense.........................        29,688        36,620      192,685        110,456       511,359
  Other....................................       351,158       (10,997)      17,309          5,515       146,298
                                             ------------  ------------  ------------  ------------  ------------
Total costs and expenses...................     3,961,389     3,037,028    3,113,003      2,515,626     5,763,774
                                             ------------  ------------  ------------  ------------  ------------
Net income (loss)..........................      (610,561)     (102,197)   1,114,935        386,412     3,337,280
Preferred stock dividends (Note 6).........        94,167       504,620      440,000        450,000       360,000
                                             ------------  ------------  ------------  ------------  ------------
Net income (loss) attributable to common
  stock....................................  $   (704,728) $   (606,817)  $  674,935   $    (63,588) $  2,977,280
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Net income (loss) per common share.........  $       (.13) $       (.10)  $     0.10          (0.01) $       0.32
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Weighted average common shares
  outstanding..............................     5,446,741     5,800,036    7,043,141      6,172,916     9,403,543
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                           EVERGREEN RESOURCES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      YEARS ENDED MARCH 31, 1995 AND 1996,
                      NINE MONTHS ENDED DECEMBER 31, 1996
          AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                   COMMON STOCK
                                               --------------------
                                                                                                   FOREIGN
                                                $.01 STATED VALUE     ADDITIONAL                  CURRENCY       TOTAL
                                               --------------------    PAID-IN     ACCUMULATED   TRANSLATION  STOCKHOLDERS'
                                                SHARES     AMOUNT      CAPITAL       DEFICIT     ADJUSTMENT      EQUITY
                                               ---------  ---------  ------------  ------------  -----------  ------------
Balance, April 1, 1994.......................  5,058,501  $  50,585  $ 39,434,048   $(8,562,171)  $(509,323)   $30,413,139
  Issuance of common stock for well
    interests................................    501,040      5,010     1,748,630           --           --     1,753,640
  Issuance of common stock (Note 7)..........     81,368        813       158,688           --           --       159,501
  Exercise of stock purchase warrants (Note
    7).......................................     31,250        313        77,813           --           --        78,126
  Foreign currency translation...............         --         --            --           --      502,183       502,183
  Preferred stock dividends..................         --         --            --      (94,167)          --       (94,167)
  Net loss...................................         --         --            --     (610,560)          --      (610,560)
                                               ---------  ---------  ------------  ------------  -----------  ------------
Balance, March 31, 1995......................  5,672,159     56,721    41,419,179   (9,266,898)      (7,140)   32,201,862
  Exercise of stock purchase warrants........    159,059      1,592       302,315           --           --       303,907
  Common stock issued to ESOP (Note 11)......     10,000        100        19,900           --           --        20,000
  Issuance of common stock for services (Note
    7).......................................     55,000        550       116,840           --           --       117,390
  Other......................................      3,518         35       (36,208)          --           --       (36,173)
  Preferred stock dividends..................         --         --            --     (504,620)          --      (504,620)
  Foreign currency translation...............         --         --            --           --     (411,332)     (411,332)
  Net loss...................................         --         --            --     (102,197)          --      (102,197)
                                               ---------  ---------  ------------  ------------  -----------  ------------
Balance, March 31, 1996......................  5,899,736     58,998    41,822,026   (9,873,715)    (418,472)   31,588,837
  Issuance of common stock pursuant to public
    offering (Note 7)........................  2,000,000     20,000    10,226,780           --           --    10,246,780
  Issuance of common stock for acquisition of
    PBI and limited partnership interests
    (Note 7).................................  1,162,266     11,623     7,688,377           --           --     7,700,000
  Issuance of common stock in exchange for
    redeemable preferred stock (Note 6)......    230,770      2,308     1,497,692           --           --     1,500,000
  Issuance of common stock for preferred
    stock dividend payment...................      3,077        307        19,693           --           --        20,000
  Common stock issued to ESOP (Note 11)......     10,000        100        28,700           --           --        28,800
  Issuance of common stock for services......     30,000        300        86,100           --           --        86,400
  Other......................................        471         --            --           --           --            --
  Preferred stock dividends..................         --         --            --     (440,000)                  (440,000)
  Foreign currency translation...............         --         --            --           --      517,756       517,756
  Net income.................................         --         --            --    1,114,935           --     1,114,935
                                               ---------  ---------  ------------  ------------  -----------  ------------
Balance, December 31, 1996...................  9,336,320     93,636    61,369,368   (9,198,780)      99,284    52,363,508
  Issuance of common stock for services
    (unaudited)..............................     63,940        366       239,499           --           --       239,865
  Exercise of stock purchase warrants
    (unaudited)..............................     69,284        693       278,644           --           --       279,337
  Preferred stock dividends (unaudited)......         --         --            --     (360,000)          --      (360,000)
  Foreign currency translation (unaudited)...         --         --            --                  (105,221)     (105,221)
  Net income (unaudited).....................         --         --            --    3,337,280           --     3,337,280
                                               ---------  ---------  ------------  ------------  -----------  ------------
Balance, September 30, 1997 (unaudited)......  9,469,544  $  94,695  $ 61,887,511   $(6,221,500)  $  (5,937)   $55,754,769
                                               ---------  ---------  ------------  ------------  -----------  ------------
                                               ---------  ---------  ------------  ------------  -----------  ------------

          See accompanying notes to consolidated financial statements.

                           EVERGREEN RESOURCES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              NINE MONTHS
                                                                                 ENDED          NINE MONTHS ENDED
                                                     YEARS ENDED MARCH 31,    DECEMBER 31,        SEPTEMBER 30,
                                                    ------------------------  ------------  --------------------------
                                                       1995         1996          1996         1996          1997
                                                    -----------  -----------  ------------  -----------  -------------
                                                                                                   (UNAUDITED)
Operating activities:
  Net income (loss)...............................  $  (610,561) $  (102,197)  $1,114,935   $   386,412  $   3,337,280
    Adjustments to reconcile net income (loss) to
      cash provided by operating activities:
      Depreciation, depletion and amortization....      708,933      589,936      965,794       670,712      2,042,508
      Gain on sale of subsidiaries................     (330,856)    (525,287)          --            --             --
      Writedown of investments....................      217,438           --           --            --             --
      Equity in earnings of investment............           --           --           --            --       (226,159)
      Loss on sale of marketable securities.......      113,074           --           --            --             --
      Stock issued for services...................       50,837       31,555       86,400        82,123         89,895
      Changes in operating assets and liabilities:
        Accounts receivable.......................      770,058      106,209     (184,957)       88,380       (374,768)
        Other current assets......................       82,881      (56,520)      82,712      (280,537)       (93,549)
        Accounts payable..........................     (633,403)   1,010,077     (645,908)      529,476       (714,271)
        Accrued expenses..........................       39,228       76,178      105,012       (52,911)        75,002
                                                    -----------  -----------  ------------  -----------  -------------
Net cash provided by operating activities.........      407,629    1,129,951    1,523,988     1,423,655      4,135,938
                                                    -----------  -----------  ------------  -----------  -------------
Investing activities:
  Investment in property and equipment............   (6,844,206)  (3,988,233)  (8,342,545)   (6,109,205)   (14,338,817)
  Proceeds from sale of oil and gas assets and
    support equipment.............................    1,324,390      540,413      420,549       821,279             --
  Proceeds from sale of subsidiary................           --      580,000           --            --             --
  Sale of marketable securities...................    2,014,708           --           --            --             --
  Designated cash.................................     (144,307)    (177,052)    (723,038)     (415,879)      (295,974)
  Change in production taxes payable..............      144,307      177,052      723,038       415,879        295,974
  Change in other assets..........................      546,843      104,058     (636,868)     (397,662)      (193,722)
                                                    -----------  -----------  ------------  -----------  -------------
Net cash used by investing activities.............   (2,958,265)  (2,763,762)  (8,558,864)   (5,685,588)   (14,532,539)
                                                    -----------  -----------  ------------  -----------  -------------
Financing activities:
  Proceeds from Notes Payable.....................           --           --           --     2,493,000      8,777,120
  Principal payment...............................           --           --   (3,596,000)           --             --
  Proceeds from issuance of redeemable preferred
    stock.........................................    3,685,532    3,714,736           --            --             --
  Dividends paid on preferred stock...............      (94,167)    (504,620)    (420,000)     (450,000)      (360,000)
  Proceeds from issuance of common stock, net.....       77,584      303,904   10,246,780       303,904        279,076
  Principal payments on capital lease
    obligations...................................           --      (46,526)    (118,705)      (75,435)      (448,608)
  Debt issue costs................................      (57,541)     (49,037)     (79,149)      (23,259)            --
  Change in cash held from operating oil and gas
    properties....................................       23,964      (89,880)     (54,933)     (445,581)     1,608,046
                                                    -----------  -----------  ------------  -----------  -------------
Net cash provided by financing activities.........    3,635,372    3,328,577    5,977,993     1,802,629      9,855,634
                                                    -----------  -----------  ------------  -----------  -------------
Effect of exchange rate changes on cash...........       23,148      (30,412)      (5,328)      (55,560)            --
                                                    -----------  -----------  ------------  -----------  -------------
Increase (Decrease) in cash and cash equivalents..    1,107,884    1,664,354   (1,062,211)   (2,514,864)      (540,967)

Cash and cash equivalents, beginning of period....      930,273    2,038,157    3,702,511     3,646,492      2,640,300
                                                    -----------  -----------  ------------  -----------  -------------
Cash and cash equivalents, end of period..........  $ 2,038,157  $ 3,702,511   $2,640,300   $ 1,131,628  $   2,099,333
                                                    -----------  -----------  ------------  -----------  -------------
                                                    -----------  -----------  ------------  -----------  -------------

          See accompanying notes to consolidated financial statements.

                           EVERGREEN RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(1)  SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION

    The financial statements include the accounts of Evergreen Resources, Inc.
(ERI) and its wholly-owned subsidiaries (the "Company"); Evergreen Operating Corporation (EOC) and Evergreen Resources (UK) Ltd., Powerbridge, Inc., and Primero Gas Marketing Co. (Primero). The companies are engaged in the operation, acquisition, exploration and development of oil and gas properties and also the marketing of natural gas. All significant intercompany balances and transactions have been eliminated in consolidation.

    The consolidated financial statements also include the Company's equity investment, a 49% ownership in Maverick Stimulation Company, LLC ("Maverick") and a 40% ownership in Argos Evergreen Limited ("AEL"). The Company accounts for these investments by the equity method of accounting. All significant intercompany balances and transactions have been eliminated.

CHANGE IN FISCAL YEAR

    Effective with the period ended December 31, 1996, the Company elected to begin utilizing a December 31 year end. Therefore, the period ended December 31, 1996 represents a nine month short period and the years ended March 31, 1996 and 1995 represent twelve month periods.

CONCENTRATIONS OF CREDIT RISK

    The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents.

    The Company's cash equivalents are cash investment funds which are placed with a major financial institution.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OIL AND GAS PROPERTIES

    The Company follows the full-cost method of accounting for oil and gas properties. Under this method, all productive and nonproductive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells and other related costs. If the net investment in oil and gas properties exceeds an amount equal to the sum of (1) the standardized measure of discounted future net cash flows from proved reserves (see Note 17), and (2) the lower of cost or fair market value of properties in process of development and unexplored acreage,

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(1) SUMMARY OF ACCOUNTING POLICIES (CONTINUED) the excess is charged to expense as additional depletion. Normal dispositions of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized.

    Depreciation and depletion of proved oil and gas properties is computed on the units-of-production method based upon estimates of proved reserves with oil and gas being converted to a common unit of measure based on their relative energy content. Unproved oil and gas properties, including any related capitalized interest expense, are not amortized, but are assessed for impairment either individually or on an aggregated basis.

GAS GATHERING AND SUPPORT EQUIPMENT

    Gas gathering and support equipment are stated at cost. Depreciation and amortization for the Raton Basin gas gathering system is computed on the units-of-production method based upon estimated gas production over a twenty-year life. Certain gas gathering system components and other support equipment are depreciated using the straight-line method over the estimated useful lives of the assets of 3 to 20 years.

AMOUNTS PAYABLE TO OIL AND GAS PROPERTY OWNERS

    Amounts payable to oil and gas property owners consist of cash calls from working interest owners to pay for development costs of properties being currently developed, production revenue that the Company, as operator, is collecting and distributing to revenue interest owners and production revenue taxes that the Company, as operator, has withheld for timely payment to the tax agencies.

INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method". Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

OPERATOR FEES

    Income from operating wells for third parties is recognized pursuant to the applicable operating agreements when the services are performed.

NET INCOME (LOSS) PER SHARE

    Net income (loss) per common share has been computed by dividing net income
(loss), after reduction for preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding during each of the periods presented. Options and warrants to purchase stock are included as common stock equivalents when dilutive. Common stock equivalents are not utilized for the years ended March 31, 1995 and 1996 as their effect was antidilutive.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(1)  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

FINANCIAL INSTRUMENTS

    Unless otherwise specified, the Company believes the book value of the financial instruments approximates their fair value.

STOCK PLAN OPTIONS

    The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost has been recognized for stock options granted as the option price equals or exceeds the market price of the underlying common stock on the date of grant.

    SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

FOREIGN CURRENCY TRANSLATION

    The functional currency for the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in stockholders' equity.

RECLASSIFICATIONS

    Certain items included in prior years financial statements have been reclassified to conform to current year presentation.

DEFERRED OFFERING COSTS

    Costs incurred in connection with the Company's anticipated public offering are deferred and will be charged against stockholders' equity upon the successful completion of the offering or charged to expense if the offering is not consummated.

ACCOUNTING PRONOUNCEMENTS

    On March 3, 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128). This pronouncement provides a

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(1) SUMMARY OF ACCOUNTING POLICIES (CONTINUED) different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion (APB) No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The Company will adopt SFAS No. 128 in 1997 and its implementation is not expected to have a material effect on the consolidated financial statements.

    In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

    Also, in June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    Both SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

UNAUDITED PERIODS

    The financial information with respect to the nine months ended September 30, 1996 and 1997 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the results for such period. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(2)  ACQUISITION AGREEMENT

    Effective August 1, 1996, the Company acquired the limited partnership interests of Energy Investors Fund, LP and Energy Investors Fund II, LP in PBI Fuels, LP and 100% of the common stock of Powerbridge Inc. for a purchase price of $11.3 million. The purchase price is comprised of 1,162,266 shares of restricted common stock valued at $7.7 million and the assumption of $3.6 million of long-term debt. The assets acquired included 37.0 billion cubic feet
(BCF) of proved natural gas reserves, approximately 24 BCF of which are developed, together with 25% working interest in 120,000 gross acres and 50% interest in an associated gas gathering and marketing system. All of these assets are located on the Company's present acreage position in the Raton Basin, Las Animas County, Colorado. The acquisition has been accounted for under the purchase method of accounting.

    Assuming the Company's acquisition as discussed above had been completed at the beginning of the periods below, pro forma results of operations for such periods would have been:

                                                              YEAR ENDED    NINE MONTHS ENDED
                                                            MARCH 31, 1996  DECEMBER 31, 1996
                                                            --------------  -----------------
Revenues..................................................   $  3,210,400     $   4,599,000
Net income (loss).........................................       (389,900)        1,201,170
Net income (loss) attributable to common stock............       (894,600)          761,170
Income (loss) per share of common stock...................   $      (0.13)    $        0.11

    The pro forma information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition been completed for such periods.

(3)  FINANCING AGREEMENTS

    The Company has a revolving line of credit with a bank. Interest on any borrowings outstanding is at the bank's prime rate and is paid monthly. On June 1, 1997, the available borrowing base (derived from oil and gas reserves) was increased to $30 million. The line of credit matures in May 1999. Advances pursuant to this line of credit are limited to the borrowing base, which is presently $30.0 million. Interest accrues at prime (8.5% at September 30, 1997) plus or minus a margin of .25%, with margins determined on the average outstanding borrowings under the line of credit. The borrowing base is redetermined semi-annually by the bank based upon reserve evaluations of the Company's oil and gas properties. An annual facility fee of one-half of one percent is charged quarterly for any unused portion of the credit line. The agreement is collateralized by oil and gas properties and also contains certain net worth and ratio requirements. At September 30, 1997, $8,400,000 was outstanding and no amounts were outstanding under the line of credit at March 31, 1996 and December 31, 1996.

(4)  DESIGNATED CASH AND RELATED PRODUCTION TAXES PAYABLE

    Designated cash represents the cash withheld for payment of production taxes from the Company and third party revenue interest owners. The non-current portion of production taxes payable relates to ad valorem taxes collected for production through December 1996 which is not payable until fiscal 1998 or

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(4) DESIGNATED CASH AND RELATED PRODUCTION TAXES PAYABLE (CONTINUED) later. The related cash collected from the Company and third party revenue interest owners designated for payment of non-current ad valorem taxes is reflected as a non-current asset.

(5)  INCOME TAXES

    Due primarily to the availability of net operating loss carryovers, the Company had no significant taxable income during the years ended March 31, 1995 and 1996, the nine months ended December 31, 1996, and the nine months ended September 30, 1996 and 1997.

    A reconciliation of the effective tax rates and the statutory U.S. federal income tax rates is as follows:

                                                                                            NINE MONTHS     NINE MONTHS ENDED
                                                                        YEARS ENDED            ENDED
                                                                         MARCH 31,         DECEMBER 31,       SEPTEMBER 30,
                                                                    --------------------  ---------------  --------------------
                                                                      1995       1996          1996          1996       1997
                                                                    ---------  ---------  ---------------  ---------  ---------
                                                                                                               (UNAUDITED)
Percent of pre-tax income tax at U.S. federal statutory rates.....      (34.0)%     (34.0)%         34.0%       34.0%      34.0%
State income taxes, net of federal tax benefit....................       (3.3)      (3.3)          3.3           3.3        3.3
Expenses not deductible for taxes.................................        2.2         --
Expenses deductible for taxes                                              --         --         (37.3)        (37.3)     (37.3)
Increase in deferred tax asset valuation allowance................       35.1       37.3            --            --         --
                                                                    ---------  ---------         -----     ---------  ---------
Effective tax rate................................................         --%        --%           --%           --%        --%
                                                                    ---------  ---------         -----     ---------  ---------
                                                                    ---------  ---------         -----     ---------  ---------

    The components of the net deferred income tax in the accompanying balance sheets are as follows:

                                                                              (UNAUDITED)
                                        MARCH 31, 1996  DECEMBER 31, 1996  SEPTEMBER 30, 1997
                                        --------------  -----------------  ------------------
Deferred tax assets...................   $  2,064,000     $   2,885,000      $    3,855,000
Valuation allowance...................     (2,064,000)       (2,885,000)         (3,855,000)
                                        --------------  -----------------  ------------------
Net deferred tax asset................   $         --     $          --      $           --
                                        --------------  -----------------  ------------------
                                        --------------  -----------------  ------------------

    The Company recorded a valuation allowance at March 31, 1996, December 31, 1996, and September 30, 1997, equal to the excess of deferred tax assets over deferred tax liabilities as it is unable to determine that these tax benefits are more likely than not to be realized.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(5)  INCOME TAXES (CONTINUED)
    The components of the net deferred tax assets and liabilities are shown below:

                                                     MARCH 31,    DECEMBER 31,
                                                       1996           1996
                                                   -------------  -------------  SEPTEMBER 30,
                                                                                     1997
                                                                                 -------------
                                                                                  (UNAUDITED)
Net operating loss carryforward..................  $   4,551,000  $   5,371,000   $ 6,341,000
Revenues and other...............................        201,000        150,000       129,000
                                                   -------------  -------------  -------------
Total gross deferred tax assets..................      4,752,000      5,521,000     6,470,000
Valuation allowance..............................     (2,064,000)    (2,885,000)   (3,855,000)
                                                   -------------  -------------  -------------
Net deferred tax asset...........................      2,688,000      2,636,000     2,615,000
Deferred tax liability -- depreciation, depletion
  and amortization...............................     (2,688,000)    (2,636,000)   (2,615,000)
                                                   -------------  -------------  -------------
Net deferred taxes...............................  $          --  $          --   $        --
                                                   -------------  -------------  -------------
                                                   -------------  -------------  -------------

    As of September 30, 1997, the Company has net operating loss carryforwards for tax purposes of approximately $17,000,000. Issuances of common stock and common stock equivalents during 1988 and 1990 limits a portion of this amount to approximately $330,000 per year (additional amounts would be available to offset gains on the sale of assets) through 2003.

(6)  REDEEMABLE PREFERRED STOCK

    On December 8, 1994, the Company received $3.75 million through the private placement, with Institutional Investors, of 3,750,000 shares of ten year term 8% Convertible Preferred Stock, $1.00 par value ("the Preferred"). The Company received an additional $3.75 million on July 26, 1995, by issuing an additional 3,750,000 shares. All proceeds were used for development of the Company's oil and gas leases in the Raton Basin of Colorado.

    As of December 1, 1996, 1,500,000 shares of the Preferred were converted to 230,770 shares of common stock and 250,000 five-year stock purchase warrants. 100,000 of the warrants are exercisable at $7.80 per share and 150,000 are exercisable at $7.00 per share.

    Cumulative annual cash dividends of 8% were payable quarterly. During the years ended March 31, 1995 and 1996 and the nine months ended December 31, 1996, the Company paid $94,167, $504,620 and $440,000 in dividends, respectively. During the nine months ended September 30, 1996 and 1997, the Company paid $450,000 and $360,000 in dividends, respectively.

    Effective November 1, 1997, all of the Company's outstanding 8% Convertible Preferred Stock was converted into approximately 905,660 shares of common stock. Under the terms of the Preferred Stock Agreement, the Company had the right to convert all of the preferred stock into common stock provided the common stock closing price was not less than $16 per share for 30 consecutive days. The closing price of the Company's common stock as reported by NASDAQ was above $16.00 per share for the 30 consecutive days ending November 1, 1997.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(7)  STOCKHOLDERS' EQUITY

    In August 1994, the Company issued 501,040 shares of common stock valued at $1,753,640 in exchange for certain working interests in wells in the San Juan Basin in a non-cash transaction.

    During the year ended March 31, 1995, 31,250 shares of common stock were issued under terms of warrants previously granted, yielding proceeds to the Company of $78,126. Additionally, the Company issued common stock valued at $168,000 as a bonus to employees and $50,000 as payment in lieu of salary.

    During the year ended March 31, 1996, pursuant to the exercise of certain stock purchase warrants, 71,250 shares of common stock were issued at $2.50 per share, in exchange for 30,941 shares of common stock currently issued and outstanding with a market value of approximately $5.50. In addition, 118,750 shares of common stock were issued under terms of warrants previously granted, resulting in proceeds to the Company of $303,907. During the year ended March 31, 1996 and the nine months ended December 31, 1996, the Company issued common stock valued at $117,390 and $86,400 as a bonus to certain employees.

    On October 28, 1996, the Company completed a public offering of its common shares, whereby it sold 2,000,000 shares at $5.75 per share. Proceeds, net of underwriters' commissions and their expenses of $1,253,220, were $10,246,780.

    During the nine months ended September 30, 1997, 69,284 shares of common stock were issued under terms of warrants previously granted, yielding proceeds to the Company of $278,600. In addition, the Company issued common stock valued at $239,900 as compensation and bonuses.

(8)  STOCK OPTIONS

    Under the terms of its Key Employee Equity Plan, options and/or warrants are granted to key employees at not less than the market price of the Company's common stock on the date of grant. During the nine months ended December 31, 1996, the Company granted 170,500 warrants to officers and directors at exercise prices ranging from $5.75 to $7.00. In connection with the 1996 public offering, the Company issued 200,000 warrants to the underwriters at an exercise price of $6.90 per share. The presently outstanding warrants expire in 1997 to 2001.

                                                                           DECEMBER 31, 1996
                                                                        -----------------------
                                                 MARCH 31, 1996                      WEIGHTED
                                           ---------------------------                AVERAGE
                                            RANGE OF       EXERCISE      RANGE OF    EXERCISE
                                             SHARES         PRICES        SHARES       PRICE
                                           -----------  --------------  ----------  -----------
Outstanding, beginning of period.........      497,300  $  2.50 - 9.50     327,300   $    7.47
  Granted................................       20,000            4.25     620,500        7.08
  Exercised..............................     (190,000)           2.50          --          --
                                           -----------  --------------  ----------       -----
Outstanding, end of period...............      327,300    3.625 - 9.50     947,800        7.21
                                           -----------  --------------  ----------       -----
Options and warrants exercisable, end of
  period.................................      327,300  $ 3.625 - 9.50     947,800   $    7.21
                                           -----------  --------------  ----------       -----
Weighted average fair value of options
  and warrants granted during the
  period.................................  $        --                  $     1.51
                                           -----------                  ----------
                                           -----------                  ----------

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(8)  STOCK OPTIONS (CONTINUED)
    FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide pro forma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimated the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the nine months ended December 31, 1996: dividend yield of 0 percent for all years; expected volatility of 9 percent; risk-free interest rate of 6.6 percent; and expected lives of five years for the warrants.

    Under the accounting provisions for SFAS No. 123, the Company's net income and net income per share would have been adjusted to the following pro forma amounts:

                                                              YEAR ENDED    NINE MONTHS ENDED
                                                            MARCH 31, 1996  DECEMBER 31, 1996
                                                            --------------  -----------------
Net income (loss)
  As reported.............................................   $   (606,800)     $   674,500
  Pro forma...............................................       (606,800)         597,500
Net income (loss) per share
  As reported.............................................   $       (.10)     $       .10
  Pro forma...............................................           (.10)             .08

(9)  MAJOR CUSTOMERS

    During the years ended March 31, 1995 and 1996 and the nine months ended December 31, 1996, the Company made sales to unrelated entities which individually comprised greater than 10% of total oil and gas sales. The following is a table summarizing the percentage provided by each customer:

                                                         A          B          C          D          E          F          G
CUSTOMER                                                --         --         --         --         --         --         --
---------------------------------------------------
Years ended March 31
  1995.............................................         --%        --%        --%%                  35%        10%        --%
  1996.............................................         --         --         --                    41         11         25
Nine months ended December 31, 1996................         59         12         12         --         --         --         --
Nine months ended September 30,
  1996.............................................         44         18         --         --         12         --         --
  1997.............................................         50         --         10         19         --         --         --

(10)  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Cash paid during the years ended March 31, 1995 and 1996 and the nine months ended December 31, 1996, and September 30, 1996 and 1997 for interest was approximately, $22,000, $37,000, $192,700, $110,500, and $511,400. During the
nine months ended December 31, 1996, and September 30, 1997, the Company incurred capital lease obligations of $841,000 and $2,100,000 in connection with the master lease agreement to acquire equipment. Included in accounts payable at December 31, 1996, and September 30,

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(10)  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (CONTINUED)
1997, is approximately $2,251,000 and $426,000 for drilling, completion and gas gathering construction costs.

    During the year ended March 31, 1995, approximately $1,978,000 of common stock was issued for services and acquisition of well interests. Also in 1995, the Company assumed approximately $267,000 in liabilities for the acquisition of certain equipment. See Notes 2, 6, 7, 11, and 15 and for additional noncash transactions at March 31, 1995 and 1996, December 31, 1996, and September 30, 1997.

(11)  COMMITMENTS

    The Company leases its primary office space for approximately $12,800 a month under a lease expiring in March 1998. The Company has the option to cancel the lease at any time subsequent to March 31, 1996. Rental expense, net of sublease income, for all facilities was approximately $177,000 and $143,000 for the years ended March 31, 1995 and 1996 and $99,000 for each of the nine months ended December 31, 1996 and September 30, 1996 and 1997.

    The Company had leased additional office space from an affiliated entity under a month-to-month operating lease which is now cancelled. Rent expense was approximately $28,000 and $2,300 for this facility for the years ended March 31, 1995 and 1996.

    The Company has an Employee Stock Ownership Plan (ESOP), with contributions to the ESOP determined at the discretion of the Company. For the years ended March 31, 1995 and 1996 and nine months ended December 31, 1996, the Company contributed $0, $20,000, and $28,800 to the plan.

    Under the terms of certain gas gathering and tie-in agreements, EOC is committed to meeting certain minimum volume levels during the term of the agreement. The Company's production payment obligation began on August 1, 1993 and will conclude on July 31, 1998. At March 31, 1996, December 31, 1996 and September 30, 1997, volume levels have been below the required minimums and EOC has accrued approximately $1,831,000, $2,231,000 and $2,431,000 for this shortfall, which is included with long-term liabilities. Such amount is refundable if future volumes exceed the minimums and EOC is currently having discussions with the owner of the system concerning obtaining additional volumes or other possible alternatives which includes the purchase of a portion of the system. Evergreen's cumulative delivery shortfall through September 30, 1997 was approximately 12.1 billion MMBtu. Evergreen has entered into a binding agreement with a third party which has agreed to acquire Evergreen's interest in its San Juan Basin properties. In this agreement, this third party has also agreed to assume all of Evergreen's liabilities under its agreements with El Paso. El Paso's consent among other conditions are necessary to consummation of this agreement. No assurance can be given with respect to whether El Paso's consent will be received or other conditions will be met.

    The Company is a guarantor of a line of credit and a capital lease for Maverick for an aggregate amount of $2.5 million. The guaranteed obligations amounted to $1.3 million at September 30, 1997.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(12)  OTHER INCOME

    Other income consisted of the following:

                                                                  NINE MONTHS
                                          YEARS ENDED MARCH 31,      ENDED        NINE MONTHS ENDED
                                                                  DECEMBER 31,      SEPTEMBER 30,
                                          ----------------------  ------------  ---------------------
                                             1995        1996         1996        1996        1997
                                          ----------  ----------  ------------  ---------  ----------
                                                                                     (UNAUDITED)
Equity in earnings of investment........  $       --  $       --   $       --   $      --  $  226,159
Gain on sales of subsidiaries/assets....     330,856     525,287           --          --          --
Other...................................     129,092      30,934       37,953      43,855       2,300
                                          ----------  ----------  ------------  ---------  ----------
                                          $  459,948  $  556,221   $   37,953   $  43,855  $  228,459
                                          ----------  ----------  ------------  ---------  ----------
                                          ----------  ----------  ------------  ---------  ----------

    In September 1995, the Company sold its interest in ANGI Limited for $580,000 which resulted in a gain of approximately $525,000.

    In December 1994, the Company sold certain assets and its 100% interest in JCI which had been acquired in March 1993. Prior to the consummation of the sale, oil and gas properties with a cost of approximately $300,000 were transferred into JCI. The sales price was $1,000,000 cash and a gain of approximately $331,000 was recognized from the transaction. Included in the group acquiring these properties and JCI, was an affiliate of the Company, which represented approximately 39% of the group.

(13)  RELATED PARTIES

    EOC provides well services to a former affiliated entity for which it receives fees pursuant to written operating agreements. For the years ended March 31, 1995 and 1996, and the nine months ended December 31, 1996 such fees totalled approximately $316,000, $575,600 and $340,000. Additionally, EOC provides non-operating services to the former affiliate, as requested by them for engineering, evaluation, acquisition and similar services for which EOC was compensated $229,000 and $24,000 during the years ended March 31, 1995 and 1996. As of March 31, 1996 and December 31, 1996, approximately $50,500 and $272,900 was payable to EOC from the former affiliate for fees and other services.

(14)  SECTION 29 TAX CREDITS

    Effective June 1, 1996, the Company sold its working interests in six producing wells in the San Juan Basin. The wells qualify for the Section 29 tax credit.

    The Company received $53,000 cash and receives a volumetric production payment of 99% of the cash flow from the wells until approximately 1.1 billion cubic feet of gas have been produced and sold net to the well interests.

    In addition to the production payment, Evergreen receives monthly payments based on production from the wells through 2002.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(15)  CAPITAL LEASE OBLIGATIONS

    The Company has a $4.0 million equipment lease line with a bank with interest at prime (8.5% at September 30, 1997) for a term of five years, including options to purchase the equipment at a nominal amount at the end of the lease term. The Company primarily leases compressors for the Raton Basin gas gathering system and other related production equipment.

    Future minimum lease payments are as follows:

Years ending December 31:
  1997..........................................................  $ 387,900
  1998..........................................................    387,900
  1999..........................................................    387,900
  2000..........................................................    387,900
  2001..........................................................    219,200
                                                                  ---------
Total future minimum lease payments.............................  1,770,800
Less amount representing interest...............................    322,000
                                                                  ---------
Present value of minimum lease payments.........................  1,448,800
Less current portion............................................    275,300
                                                                  ---------
Capital lease obligation less current portion...................  $1,173,500
                                                                  ---------
                                                                  ---------

    Included in fixed assets are the following assets under capital leases:

                                                      MARCH 31,   DECEMBER 31,
                                                         1996         1996
                                                      ----------  ------------  SEPTEMBER 30,
                                                                                    1997
                                                                                -------------
                                                                                 (UNAUDITED)
Gas gathering equipment.............................  $  531,800   $1,652,196    $ 4,261,881
Less accumulated amortization.......................      37,986       92,113        271,763
                                                      ----------  ------------  -------------
                                                      $  493,814   $1,560,083    $ 3,990,118
                                                      ----------  ------------  -------------
                                                      ----------  ------------  -------------

    Subsequent to December 31, 1996, the equipment lease line was increased to $6.0 million. At September 30, 1997, the Company had approximately $3,700,000 outstanding under the equipment lease line.

(16)  SHAREHOLDER RIGHTS PLAN

    On July 7, 1997 the Board of Directors adopted a Shareholder Rights Plan ("Rights Plan"), pursuant to which stock purchase rights will be distributed as a dividend to its common stockholders at a rate of one Right for each share of common stock held of record as of July 22, 1997.

    The Rights Plan is designed to enhance the Board's ability to prevent an acquiror from depriving stockholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics that have been prevalent in many unsolicited takeover attempts.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(16)  SHAREHOLDER RIGHTS PLAN (CONTINUED)
    Under the Rights Plan, the rights will become exercisable only if a person or a group (except for existing 20% shareholders) acquires or commences a tender offer for 20% or more of the Company's common stock. Until they become exercisable, the Rights attach to and trade with the Company's common stock. The Rights will expire July 22, 2007. The Rights may be redeemed by the continuing members of the Board at $.001 per Right prior to the day after a person or group has accumulated 20% or more of the Company's common stock.

    In the event that a person or group acquires 20% of the Company's common stock, the rights would then be modified to represent the right to receive for the exercise price Company common stock having a value worth twice the exercise price.

    In the event that the Company is involved in a merger or other business combination at any time after a person or group has acquired 20% or more of the Company's common stock, the Rights will be modified so as to entitle a holder to buy a number of shares of common stock of the acquiring entity having a market value of twice the exercise price of each Right.

    All Rights held or acquired by a person or group holding 20% or more of the Company's shares are void. The Rights are not triggered by continued stock ownership of the Company's existing 20% shareholders, unless these Shareholders increase their holdings in the Company above 30%.

(17)  SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    The Company's oil and gas activities are conducted in the United States and the United Kingdom. The following costs were incurred in oil and gas acquisition, exploration, development, gas gathering and producing activities at:

                                                     UNITED
                                                     STATES     UNITED KINGDOM      TOTAL
                                                  ------------  ---------------  ------------
March 31, 1995
Acquisition costs:
  Proved........................................   $1,753,600    $          --   $  1,753,600
Exploration.....................................      317,700               --        317,900
Development.....................................    1,565,700        1,842,000      3,407,700
Gas gathering...................................    2,560,700               --      2,560,700

March 31, 1996
Acquisition costs...............................   $       --    $          --   $         --
Exploration.....................................      155,000               --        155,000
Development.....................................    3,476,700          516,700      3,993,400
Gas gathering...................................      223,000               --        223,000

December 31, 1996
Acquisition costs:
  Proved........................................   $7,215,400    $          --   $  7,215,400
  Unproved......................................      600,000               --        600,000
  Gas gathering.................................    3,484,600               --      3,484,600
Development.....................................    4,229,900           96,000      4,325,900
Gas gathering...................................    5,452,400               --      5,452,400

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(17) SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
    Aggregate capitalized costs and related accumulated depreciation, depletion and amortization relating to oil and gas producing activities are as follows:

                                                     UNITED         UNITED
                                                     STATES        KINGDOM         TOTAL
                                                 --------------  ------------  --------------
March 31, 1996

Proved properties..............................  $   36,378,828  $         --  $   36,378,828
Unproved properties............................         896,301     6,896,438       7,792,739
                                                 --------------  ------------  --------------
                                                     37,275,129     6,896,438      44,171,567
Accumulated depletion, depreciation and
  amortization.................................     (11,169,882)           --     (11,169,882)
                                                 --------------  ------------  --------------
Net capitalized costs..........................  $   26,105,247  $  6,896,438  $   33,001,685
                                                 --------------  ------------  --------------
                                                 --------------  ------------  --------------
December 31, 1996

Proved properties..............................  $   49,323,572  $         --  $   49,323,572
Unproved properties............................       1,086,629     7,492,591       8,579,220
                                                 --------------  ------------  --------------
                                                     50,410,201     7,492,591      57,902,792
Accumulated depletion, depreciation and
  amortization.................................     (11,867,582)           --     (11,867,582)
                                                 --------------  ------------  --------------
Net capitalized costs..........................  $   38,542,619  $  7,492,591  $   46,035,210
                                                 --------------  ------------  --------------
                                                 --------------  ------------  --------------

    Costs of oil and gas properties excluded from the amortization base, at March 31, and December 31, are as follows:

                                                         UNITED        UNITED
                                                         STATES       KINGDOM        TOTAL
                                                      ------------  ------------  ------------
March 31, 1996

Leasehold costs.....................................  $    896,301  $  2,232,588  $  3,128,889
Development costs...................................            --     4,663,850     4,663,850
                                                      ------------  ------------  ------------
                                                      $    896,301  $  6,896,438  $  7,792,739
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
December 31, 1996

Leasehold costs.....................................  $  1,086,629  $  2,460,560  $  3,547,189
Development costs...................................            --     5,032,031     5,032,031
                                                      ------------  ------------  ------------
                                                      $  1,086,629  $  7,492,591  $  8,579,220
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    Depreciation and depletion per equivalent MCF was $.51, $.39 and $.33, for the years ended March 31, 1995 and 1996, and.the nine months ended December 31, 1996.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(17) SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
    Results of operations from United States production activities for the years ended March 31, 1995 and 1996, and the nine months ended December 31, 1996, are presented in accordance with Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Activities," which excludes consideration of general and administrative, and interest expense. There was no production activity in the United Kingdom.

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                       YEARS ENDED MARCH 31,     DECEMBER 31,
                                                     --------------------------  ------------
                                                         1995          1996          1996
                                                     ------------  ------------  ------------
Oil and gas sales..................................  $  1,916,262  $  1,392,695   $3,502,385
                                                     ------------  ------------  ------------
Lease operating expense............................       993,838       656,899      700,875
Gas gathering costs................................       237,831       218,644      110,363
Depreciation and depletion.........................       510,538       393,581      697,700
                                                     ------------  ------------  ------------
                                                        1,742,207     1,269,124    1,508,938
                                                     ------------  ------------  ------------
Results of operations from producing activities
  (excluding corporate overhead and interest
  costs)...........................................  $    174,055  $    123,571   $1,993,447
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------

    The estimates of the Company's proved reserves and related future net cash flows that are presented in the following tables are based upon estimates made by independent petroleum engineering consultants for the United States only. The Company is in the process of developing properties in the United Kingdom and is unable to prepare reserve information in this area. The Company's reserve information was prepared as of March 31, 1995 and 1996, and December 31, 1996. The Company cautions that there are many inherent uncertainties in estimating proved reserve quantities, projecting future production rates, and timing of development expenditures. Accordingly, these estimates are likely to change as future information becomes available.

    Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    Proved developed reserves are those reserves expected to be recovered through existing wells, with existing equipment and operating methods.

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(17) SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
    Estimated quantities of proved reserves and proved developed reserves of crude oil and natural gas (all of which are located within the United States), as well as the changes in proved reserves, are as follows:

                                                                                    OIL AND
                                                                      NATURAL     NATURAL GAS
                                                                        GAS         LIQUIDS
PROVED RESERVES                                                        (MCF)        (BBLS)
-----------------------------------------------------------------  -------------  -----------
At April 1, 1994.................................................     51,588,100   1,643,100
  Revisions of previous estimates................................    (12,474,600)   (609,300)
  Extensions and discoveries.....................................     18,441,300          --
  Sales of reserves..............................................     (3,891,100)   (154,300)
  Purchases of reserves..........................................      5,000,000          --
  Production.....................................................       (781,700)    (36,600)
                                                                   -------------  -----------
At March 31, 1995................................................     57,882,000     842,900
  Revisions of previous estimates................................     (3,482,000)         --
  Extensions and discoveries.....................................     31,163,500          --
  Sales of reserves..............................................     (3,696,300)   (828,400)
  Production.....................................................       (941,200)     (9,700)
                                                                   -------------  -----------
At March 31, 1996................................................     80,926,000       4,800
  Revisions of previous estimates................................      4,625,400      (2,200)
  Extensions and discoveries.....................................     30,109,100          --
  Sales of reserves..............................................             --          --
  Purchases of reserves..........................................     37,163,600          --
  Production.....................................................     (2,104,400)         --
                                                                   -------------  -----------
At December 31, 1996.............................................    150,719,700       2,600
                                                                   -------------  -----------
                                                                   -------------  -----------

                                                                                    OIL AND
                                                                      NATURAL     NATURAL GAS
                                                                        GAS         LIQUIDS
PROVED DEVELOPED RESERVES                                              (MCF)        (BBLS)
------------------------------------------------------------------  ------------  -----------
March 31, 1995....................................................    18,007,300     289,800
March 31, 1996....................................................    41,359,700       4,800
December 31, 1996.................................................    88,751,500       2,600

    The following table sets forth a standardized measure of the estimated discounted future net cash flows attributable to the Company's proved oil and gas reserves. Estimated future cash inflows were computed by applying period-end prices of oil and gas to the estimated future production of proved oil and gas reserves at March 31, 1995 and 1996, and December 31, 1996. The future production and development costs represent the estimated future expenditures to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expense was computed by applying statutory income tax rates to the difference between pretax net cash flows relating to the

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(17) SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
Company's proved oil and gas reserves and the tax basis of proved oil and gas properties and available operating loss and excess statutory depletion carryovers, reduced by investment tax and Section 29 credits.

    At March 31, 1995, the Company determined that the likelihood of paying income tax in the future was minimal due to net operating losses and future drilling plans. As such, the effects of income taxes were excluded from this calculation.

    During the year ended March 31, 1996 and the nine months ended December 31, 1996 future income taxes were included in the standardized measure of the future net cash flows due to the increase in future cash inflows which are the result of additional reserves.

                                                                           NINE MONTHS ENDED
                                               YEARS ENDED MARCH 31,          DECEMBER 31,
                                           ------------------------------  ------------------
                                                1995            1996              1996
                                           --------------  --------------  ------------------
Future cash inflows......................  $   86,666,340  $  121,049,400   $    242,761,200

Future cash outflows:
  Production costs.......................     (20,671,010)    (30,640,700)       (58,542,800)
  Development costs......................      (9,460,563)     (7,389,400)       (11,790,300)
                                           --------------  --------------  ------------------
Future net cash flows before future
  income taxes...........................      56,534,767      83,019,300        172,428,100
Future income taxes......................              --     (13,789,400)       (34,865,300)
                                           --------------  --------------  ------------------
Future net cash flows....................      56,534,767      69,229,900        137,562,800
Effect of discounting future annual net
  cash flows at 10%......................     (33,222,467)    (44,076,600)       (81,319,200)
                                           --------------  --------------  ------------------
Standardized measure of discounted future
  net cash flows.........................  $   23,312,300  $   25,153,300   $     56,243,600
                                           --------------  --------------  ------------------
                                           --------------  --------------  ------------------

                           EVERGREEN RESOURCES, INC.

                    YEARS ENDED MARCH 31, 1995 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1996
      (UNAUDITED AS TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997)

(17) SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
    The following summarizes the principal factors comprising the changes in the standardized measure of discounted future net cash flows for the years ended March 31, 1995 and 1996, and for the nine months ended December 31, 1996.

                                                                           NINE MONTHS ENDED
                                                YEARS ENDED MARCH 31,         DECEMBER 31,
                                             ----------------------------  ------------------
                                                 1995           1996              1996
                                             -------------  -------------  ------------------
Standardized measure, beginning of
  period...................................  $  25,708,900  $  23,312,300    $   25,153,300
Sales of oil and gas, net of production
  costs....................................       (684,600)      (517,100)       (2,691,200)
Extensions and discoveries.................      6,110,500     10,500,400        10,546,000
Net change in sales prices, net of
  production costs.........................     (9,124,600)     2,866,900         4,434,700
Purchase of reserves.......................      2,073,700             --        20,122,700
Sale of reserves...........................     (2,901,100)    (5,542,300)               --
Revisions of quantity estimates............     (9,536,000)    (1,567,000)        2,478,000
Accretion of discount......................      3,244,400      1,664,300         3,016,300
Net change in income taxes.................      6,735,500     (5,010,100)       (9,244,800)
Changes in future development costs........      3,628,100      2,293,900         4,212,800
Changes in rates of production and other...     (1,942,500)    (2,848,000)       (1,784,200)
                                             -------------  -------------  ------------------
Standardized measure, end of period........  $  23,312,300  $  25,153,300    $   56,243,600
                                             -------------  -------------  ------------------
                                             -------------  -------------  ------------------

                                                                      APPENDIX A

               [NETHERLAND, SEWELL & ASSOCIATES, INC. LETTERHEAD]

                               November 11, 1997

Mr. Mark S. Sexton
Evergreen Resources, Inc.
1000 Writer Square
1512 Larimer Street
Denver, Colorado 80202

Dear Mr. Sexton:

    In accordance with your request, we have audited the estimates prepared by Evergreen Resources, Inc. (Evergreen), as of September 30, 1997, of the proved oil and gas reserves and future net revenue to the Evergreen interest in certain oil and gas properties located in Colorado and New Mexico. These estimates are based on constant prices and costs. The following table sets forth Evergreen's estimates of the proved reserves and future net revenue, as of September 30, 1997, for the audited properties:

                                                                                            FUTURE NET REVENUE (M$)
                                                                      NET RESERVES         -------------------------
                                                                -------------------------              PRESENT WORTH
CATEGORY                                                         OIL (MBBL)    GAS (MMCF)    TOTAL        AT 10%
--------------------------------------------------------------  -------------  ----------  ----------  -------------
Proved Developed
  Producing...................................................          2.4     115,896.6   184,420.6      94,374.9
  Non-Producing...............................................          0.0      21,057.8    33,807.2      15,936.3
Proved Undeveloped............................................          0.0      66,237.7    94,179.8      36,017.9
                                                                         --
                                                                               ----------  ----------  -------------
    Total Proved..............................................          2.4     203,192.1   312,407.6     146,329.1

    The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet
(MMCF) at the contract temperature and pressure bases.

    When compared on a property-by-property basis, some of the estimates of Evergreen are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc.; however, in our opinion, Evergreen's estimates of net proved oil and gas reserves and future net revenue, as shown herein and in certain computer printouts on file in our office, are in the aggregate reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Evergreen in preparing the September 30, 1997 net reserve and future net revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Evergreen.

    The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Evergreen's estimates do not include value for probable or possible reserves which may exist for these properties, nor does it include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

    The oil and gas prices used by Evergreen are $18.00 per barrel and $1.84 per MCF, respectively, and are held constant throughout the life of the properties.

    Evergreen's estimates of lease and well operating costs are based on historical operating expense records. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties include only direct lease and field level costs. For the Spanish Peaks Unit wells, Evergreen used direct lease and field level costs of $1,025 per well per month for the first year of production, then $725 per well per month for the next 3 years, and $425 per well per month for the remaining well life. The reductions account for the declining water production during the life of the wells. A gathering fee of $0.05 per MCF was also included for the Spanish Peaks Unit wells. Headquarters general and administrative overhead expenses of Evergreen are not included. Lease and well operating costs are held constant throughout the life of the properties. Evergreen's estimates of capital costs are included as required for workovers, new development wells, and production equipment.

    It should be understood that our audit does not constitute a complete reserve study of Evergreen's oil and gas properties. Our audit consisted of a detailed review of major properties making up 90 percent of the present worth for the total proved reserves. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Evergreen with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

    We are independent petroleum engineers, geologists, and geophysicists with respect to Evergreen Resources, Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

                               Very truly yours,
                             /s/ Frederic D. Sewell

DDS:PJA

                                                                      APPENDIX B

               [RESOURCE SERVICES INTERNATIONAL, INC. LETTERHEAD]

November 12, 1997

Evergreen Resources, Inc.
1000 Writer Square
1512 Larimer Street
Denver, Colorado 80202
Gentlemen:

    We have audited the estimates, prepared by Evergreen Resources, Inc. ("Evergreen"), of the extent and value of the proved reserves of crude oil, natural gas, and natural gas liquids for certain leases owned by Evergreen, as of September 30, 1997. The appraised properties are located in Colorado and New Mexico.

    Evergreen's estimates of proved reserves, future net revenue, and present value of net proved reserves summarized in this report may be submitted to the Securities and Exchange Commission ("SEC") as part of a proposal for a new issue of Evergreen's securities. The reserve estimates are prepared according to applicable SEC rules and utilize conventional and generally accepted engineering methods.

    Our review of Evergreen's reserve estimates is based upon a study of Evergreen's properties. During this investigation, we consulted with the officers and employees of Evergreen and were given access to such accounts, records, geological and engineering reports, and other data as were desired for examination. We previously have prepared studies of oil and gas properties in areas where Evergreen's properties are located. Property interests owned, production from such properties, current prices for production, agreements relating to current and future operations and sale of production, gas tax credit sales agreements, and various other information and data were furnished to RSII by Evergreen and are accepted as factual without independent verification of such facts. We did not make a field examination of the operations or physical condition of the appraised properties.

    Crude oil and natural gas reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions, assuming continuation of the current regulatory practices, and using conventional production methods and equipment.

    Definitions of proved reserves used in this evaluation are those set forth in Rule 4-10(a) of Regulation S-X, as adopted by the SEC:

        "PROVED OIL AND GAS RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

        "(i) Reserves are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and
    (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

        "(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

        "(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves'; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, gilsonite and other such sources.

        "PROVED DEVELOPED OIL AND GAS RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        "PROVED UNDEVELOPED OIL AND GAS RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless such techniques have been proved effective by actual tests in the area and in the same reservoir."

    Natural gas volumes are expressed at standard conditions of temperature and pressure applicable in the area the gas is purchased. Condensate reserves estimated are those obtained from normal separator recovery. Crude oil is stated as standard barrels of 42 U.S. gallons per barrel.

    Estimated net proved reserves of crude oil and natural gas liquids, as of September 30, 1997.

                                                                                            CRUDE OIL   NATURAL GAS
                                                                                           -----------  -----------
                                                                                               MBL         MMCF
Total Proved Developed Producing Reserves................................................       2,366      115,793
Total Proved Developed Non-Producing Reserves............................................           0       21,058
Total Proved Undeveloped Reserves........................................................           0       66,231
                                                                                                -----   -----------
TOTAL PROVED RESERVES....................................................................       2,366      203,082
                                                                                                -----   -----------
                                                                                                -----   -----------

    Value of net proved reserves is expressed in terms of estimated future net revenue and present value of future net revenue. Future net revenue is calculated by deducting estimated operating expenses, future development costs, and severance and ad valorem taxes from the future gross revenue.

    Present value of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization. Present value, as expressed herein, should not be construed as fair market value since no consideration has been given to many factors which influence the prices at which petroleum properties are traded, such as taxes on operating profits, allowance for return on the investment, and normal risks incident to the oil business.

    Estimated future net revenue and net present value of future net revenue from proved crude oil, natural gas, and natural gas liquid reserves, as of September 30, 1997 follow:

                                                                                                         10% DISC.
                                                                                           FUTURE NET   FUTURE NET
                                                                                            REVENUE $    REVENUE $
                                                                                           -----------  -----------
Total Proved Developed Producing Reserves................................................     184,372       94,375
Total Proved Developed Non-Producing Reserves............................................      33,807       15,936
Total Proved Undeveloped Reserves........................................................      94,204       36,057
                                                                                           -----------  -----------
TOTAL PROVED RESERVES....................................................................     312,383      146,368
                                                                                           -----------  -----------
                                                                                           -----------  -----------

    Virtually all of Evergreen's gas reserves are coal gas located in the Raton Basin, Colorado, and the San Juan Basin, New Mexico. Projection of coalbed methane gas reserves is generally more complicated than projection of conventional hydrocarbon reservoirs due to complex reservoir properties and the dewatering process required to develop producible natural gas reservoirs. Therefore, reserve estimates and gas production rates for coalbed methane wells are modified frequently as gas and water production data becomes available.

    Resource Services International, Inc. and its principals are unrelated to Evergreen, its officers, shareholders, and properties evaluated in this report.

                                   Submitted,
                     RESOURCE SERVICES INTERNATIONAL, INC.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                              -------------------
                              P R O S P E C T U S

                             ---------------------
                               TABLE OF CONTENTS

                                                                 PAGE
                                                               ---------
Prospectus Summary...........................................          3
Risk Factors.................................................         10
The Company..................................................         17
Use of Proceeds..............................................         18
Price Range of Common Stock..................................         18
Dividend Policy..............................................         18
Capitalization...............................................         19
Selected Consolidated Financial and Operating Data...........         20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations..................................         21
Business and Properties......................................         29
Management...................................................         44
Principal and Selling Shareholders...........................         46
Shares Eligible for Future Sale..............................         48
Description of Capital Stock.................................         49
Underwriting.................................................         52
Legal Matters................................................         53
Experts......................................................         53
Available Information........................................         54
Incorporation of Certain Documents by Reference..............         54
Glossary.....................................................         55
Index to Financial Statements................................        F-1
Reports of Independent Petroleum Engineers...................        A-1
Reports of Independent Petroleum Engineers...................        B-1

                                2,750,000 Shares

                                     [LOGO]

                                  Common Stock

                       PRUDENTIAL SECURITIES INCORPORATED

                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                              HANIFEN, IMHOFF INC.
                               November   , 1997

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee -- Securities and Exchange Commission..............  $
Filing Fee -- NASD..................................................
Blue Sky Fees.......................................................
Printing............................................................
Legal Fees..........................................................
Accounting Fees.....................................................
Miscellaneous.......................................................
  Total.............................................................  $

------------------------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    (a) Reference is made to Section 7-109-102, 103, 104, 105, 106, 107, 108,
109 and 110 of the Colorado Business Corporation Act, which provides as follows:

    "7-109-102. Authority to Indemnify directors

    (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

        (a) The person conducted himself or herself in good faith; and

        (b) The person reasonably believed:

            (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

           (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

        (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

    (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of paragraph (a) of subsection (1) of this section.

    (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

    (4) A corporation may not indemnify a director under this section:

        (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

        (b) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

    (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

    "7-109-103. Mandatory indemnification of directors

    Unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

    "7-109-104. Advance of expenses to directors

    (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

        (a) The director furnishes to the corporation a written affirmation of the director's good faith belief that he or she has met the standard of conduct described in section 7-109-102;

        (b) The director furnishes to the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct; and

        (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

    (2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

    (3) Determinations and authorizations of payments under this section shall be made in the manner specified in section 7-109-106.

    "7-109-105. Court-ordered indemnification of directors

    (1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

        (a) If it determines that the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

        (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102(1) or was adjudged liable in the circumstances described in section 7-109-102(4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in section 7-109-102(4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

    "7-109-106. Determination and authorization of indemnification of directors

    (1) A corporation may not indemnify a director under section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 7-109-102. A corporation shall not advance expenses to a director under section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by section 7-109-104(1)(a) and (1)(b) are received and the determination required by section 7-109-104(1)(c) has been made.

    (2) The determinations required by subsection (1) of this section shall be made:

        (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

        (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

    (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and a committee cannot be established under paragraph (b) of subsection (2) of this section, or, even if a quorum is obtained or a committee is designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

        (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

        (b) By the shareholders.

    (4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

    "7-109-107. Indemnification of officers, employees, fiduciaries, and agents

    (1) Unless otherwise provided in the articles of incorporation:

        (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

        (b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

        (c) A corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

    "7-109-108. Insurance

    A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from his or her status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under section 7-109-102, 7-109-103, or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

    "7-109-109. Limitation of indemnification of directors

    (1) A provision treating a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except an insurance policy, or otherwise, is valid only to the extent the provision is not inconsistent with sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

    (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

    "7-109-110. Notice to shareholders of indemnification of director

    If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholders signs a writing consenting to such action.

        (b) Articles VII and XIII of Registrant's Articles of Incorporation provide as follows:

Article VII

    1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduce was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

    3. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in this article or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    4. Any indemnification under paragraph 1 or 2 of this article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said paragraphs 1 or 2. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

    5. Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized in paragraph 4 of this article upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the corporation as authorized in this article.

    6. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

    7. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provision of this article.

    8. A unanimous vote of each class of shares entitled to vote shall be required to amend this article.

Article XIII

No director shall be liable to the Corporation or any shareholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director (a) shall be liable under C.R.S. Section 7-5-114 or any amendment thereto or successor provision thereto; (b) shall have breached the director's duty of loyalty to the Corporation or its shareholders; (c) shall have not acted in good faith; (d) shall have acted or failed to act in a manner involving intentional misconduct or a knowing violation of law; or (e) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article, nor the adoption of any provision in the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this
Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision. This Article shall apply to the full extent now permitted by Colorado law or as may be permitted in the future by changes or enactments in Colorado law, including without limitation C.R.S.
Section 7-2-102 and/or C.R.S. Section 7-3-101.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    The following Exhibits, Financial Statements and Financial Statement Schedules are filed as part of this Registration Statement:

 EXHIBITS
-----------
      *1.1   Form of Underwriting Agreement between Evergreen Resources, Inc. and Prudential Securities Incorporated,
               Howard, Weil, Labouisse, Friedrichs Incorporated, and Hanifen, Imhoff, Inc.
       3.1   Articles of Incorporation as amended: Incorporated by reference to Exhibit 3.1 of the Company's
               Registration Statement on Form S-1, Commission File No. 33-273035 and by reference to Exhibit I to the
               Company's Current Report on Form 8-K dated December 9, 1994).
       3.2   Bylaws: Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1,
               Commission File No. 33-273035.
       4.1   Shareholders' Rights Agreement: Incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K dated July 7, 1997.
      *5.1   Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding the legality of shares being sold.
     *10.1   Revolving Note by and among Evergreen Resources, Inc. and Hibernia National Bank, Dated June 19, 1997.
     *10.2   Firm Transportation Service Agreement Rate Schedule TF-1 between Colorado Interstate Gas Company and
               Primero Gas Marketing Company, Dated August 22, 1997.
     *10.3   Participation Agreement by and between Evergreen Resources, Inc. and Empresa Nacional del Petrolo, Dated
               April 1, 1996.
     *10.4   Statutory Instrument 1995/1434: The Hydrocarbons Licensing Directive Regulations 1995, dated May 25,
               1995, coming into force June 30, 1995.
     *10.5   Statutory Instrument 1995/1436: The Petroleum (Production) (Landward Areas) Regulations 1995, dated May
               25, 1995, coming into force June 30, 1995.
     *10.6   Deeds of Variation between The Secretary of State for Trade and Industry and Evergreen Resources (UK)
               Limited dated January 9, 1997.
     *10.7   Joint Evaluation and Licence Application Agreement, Falkland Islands, between Amerada Hess (Falklands
               Islands) Limited, El Dorado Exploration, S.A., Fina Research S.A. and Argos Evergreen Limited, Dated
               December 29, 1995 as amended.
      23.1   Consent of Wyche, Burgess, Freeman & Parham, P.A.: Included in Exhibit 5.1.
     *23.2   Consent of BDO Seidman, LLP, independent certified public accountants.
     *23.3   Consent of Resource Services International, Inc., Independent Engineers.
     *23.4   Consent of Netherland, Sewell and Associates, Inc., Independent Engineers.
      23.5   Consent of Deloitte & Touche LLP, independent certified public accountants.
      24.1   Power of Attorney: Located on the signature page of the initial filing of this Registration Statement on
               Form S-3.
      27.1   Financial Data Schedule.

------------------------

*   Filed herewith

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the

Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

    (1) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on November 21, 1997.

                                EVERGREEN RESOURCES, INC.

                                By:
                                     -----------------------------------------
                                                   Mark S. Sexton
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark M. Sexton and Kevin Collins, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Director; President and
      /s/ MARK M. SEXTON          Chief Executive Officer
------------------------------    (principal executive       November 21, 1997
        Mark M. Sexton            officer)

     /s/ KEVIN R. COLLINS       Chief Financial Officer
------------------------------    (principal financial and   November 21, 1997
       Kevin R. Collins           accounting officer)

------------------------------  Director                     November  , 1997
       Alain Blanchard

    /s/ DENNIS R. CARLTON
------------------------------  Director                     November 21, 1997
      Dennis R. Carlton

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ LARRY D. ESTRIDGE
------------------------------  Director                     November 21, 1997
      Larry D. Estridge

------------------------------  Director                     November  , 1997
       John J. Ryan III

------------------------------  Director                     November  , 1997
      Scott D. Sheffield

    /s/ JAMES S. WILLIAMS
------------------------------  Director                     November 21, 1997
      James S. Williams